Exhibit 99.1

Notice of Annual and Special Meeting

of Shareholders

April 26, 2012

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting of Shareholders of CIBC (the “meeting”) will be held in the Grand Ballroom at the World Trade and Convention Centre, Halifax, Nova Scotia, on Thursday, April 26, 2012, at 10:00 AM (Atlantic Daylight Time) for the following purposes:

1.	to receive the financial statements for the year ended October 31, 2011 and the auditors’ report on the statements;

2.	to appoint auditors;

3.	to elect directors;

4.	to consider an advisory resolution on executive compensation approach;

5.	to consider a special resolution confirming an amendment to section 6.1(1) of By-Law No. 1, relating to the authorized common share capital of CIBC;

6.	to consider shareholder proposals attached as Schedule A to the accompanying Management Proxy Circular; and

7.	to transact other business properly brought before the meeting.

February 23, 2012

By Order of the Board

Michelle Caturay

Vice-President, Corporate Secretary

and Associate General Counsel

YOUR VOTE IS IMPORTANT

If you are unable to attend the meeting in person, please complete and return the enclosed proxy form in the envelope provided or mail it to CIBC’s transfer agent, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department, or send it by fax to 416 368-2502 or 1 866 781-3111 by 10:00 AM (Eastern Daylight Time) on April 25, 2012.

OUTSTANDING COMMON SHARES AT RECORD DATE

On February 27, 2012 (the date for determining shareholders entitled to receive notice of the meeting), the number of outstanding common shares was 402,902,269.

QUESTIONS

Shareholders with questions about items being voted on at the meeting may contact CIBC’s transfer agent in Toronto at 416 682-3860 or toll free in Canada and the United States at 1 800 387-0825. Canadian Stock Transfer Company Inc. acts as the Administrative Agent for CIBC Mellon Trust Company.

SPECIAL ARRANGEMENTS FOR MEETING ATTENDANCE

Shareholders who are planning to attend the meeting and who require special arrangements for hearing or access are asked to contact the Corporate Secretary by mail at 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2 or by email to corporate.secretary@cibc.com.

February 23, 2012

DEAR SHAREHOLDERS,

We invite you to attend CIBC’s Annual and Special Meeting of Shareholders to be held in the Grand Ballroom at the World Trade and Convention Centre, Halifax, Nova Scotia, on Thursday, April 26, 2012, at 10:00 AM (Atlantic Daylight Time).

At the meeting, you will have the opportunity to hear about CIBC’s 2011 performance and management’s plans going forward. You will also be able to meet and ask questions of the Board of Directors and management.

This Management Proxy Circular describes the business to be conducted at the meeting and provides information on executive compensation and CIBC’s governance.

Your vote is important. You may exercise your vote in person at the meeting or by completing and returning your proxy form. Details about voting are on pages 1 and 2 of this Circular.

We hope you will join us. For your convenience, our meeting will be webcast with live coverage at www.cibc.com. A recorded version of the meeting will be available on our website until the next Annual Meeting of Shareholders. For more information, please see CIBC’s 2011 Annual Report, quarterly financial reports and other corporate information, also available on our website.

Sincerely,

Charles Sirois Chair of the Board	Gerald T. McCaughey President and Chief Executive Officer

Annual Meeting Location World Trade and Convention Centre Grand Ballroom 1800 Argyle Street Halifax, Nova Scotia B3J 2V9	Live Webcast www.cibc.com

MANAGEMENT PROXY CIRCULAR

All information in this Circular is as of February 15, 2012, and all dollar figures are in Canadian dollars, unless indicated otherwise.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Management Proxy Circular, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in “Compensation Discussion and Analysis” of this Management Proxy Circular and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2012 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this Management Proxy Circular or in other communications except as required by law.

VOTING INFORMATION

Matters to be voted on

At the Annual and Special Meeting of Shareholders (the “meeting”), shareholders are voting on:

•	the appointment of auditors;

•	the election of directors;

•	an advisory resolution on executive compensation approach;

•	a special resolution confirming an amendment to section 6.1(1) of By-Law No. 1 relating to the authorized common share capital of CIBC; and

•	shareholder proposals.

Unless otherwise noted, a simple majority (more than 50%) of the votes cast at the meeting, in person or by proxy, will decide any matter submitted to a vote.

Who can vote

Except as explained below under “Voting restrictions”, each shareholder is entitled to one vote for each common share he or she owns on February 27, 2012.

At February 27, 2012 there were 402,902,269 common shares of CIBC outstanding. Subject to certain Bank Act (Canada) restrictions, these shares are eligible to vote at the meeting. To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

Voting restrictions

The Bank Act prohibits shares from being voted where they are beneficially owned by: the government of Canada or a province; the government of a foreign country or any political subdivision of a government of a foreign country; any agencies of these entities; or a person who contravenes certain share ownership restrictions under the Bank Act (e.g., a person who has acquired more than 10% of any class of shares of CIBC without the approval of the Minister of Finance). As well, no person or entity controlled by any person may cast votes on any shares beneficially owned by the person or the entity that are, in the aggregate, more than 20% of the eligible votes that may be cast.

How to vote

Registered shareholders – Registered shareholders hold shares that are registered directly in their name. If you are a registered shareholder, you may vote by proxy, in person at the meeting or by appointing another person, your proxyholder, to vote for you as explained below under “Voting by proxy”.

To vote your shares in person at the meeting, do not complete or return the proxy form as your vote will be taken at the meeting. When you arrive at the meeting, please register at the desk with the transfer agent, CIBC Mellon Trust Company.

Non-registered shareholders – Non-registered shareholders hold shares that are registered in the name of an intermediary, such as a bank, broker or trust company. If you are a non-registered shareholder, you may vote your shares through your intermediary or in person at the meeting. To vote your shares through your intermediary, you should follow the instructions in the form provided by your intermediary.

We do not have unrestricted access to the names of our non-registered shareholders. If you attend the meeting, we may have no record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder. Therefore, to vote your shares in person at the meeting, you should take these steps:

1)	appoint yourself as the proxyholder by writing your name in the space provided on the form provided by your intermediary; and

2)	return the form to the intermediary in the envelope provided.

Do not complete the voting section of the form as your vote will be taken at the meeting. When you arrive at the meeting, please register at the desk with the transfer agent, CIBC Mellon Trust Company.

If you voted through your intermediary and would now like to vote in person, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

If you are a participant in the CIBC Shareholder Investment Plan (the Investment Plan), CIBC Mellon Trust Company will vote your shares in the Investment Plan according to your instructions on the proxy form. You can change your voting instructions only by revoking the proxy as explained below under “Revoking your proxy”.

1	CIBC PROXY CIRCULAR

Voting Information

Voting by proxy

If you will not be at the meeting, you may vote by using a proxy form. Please mark your vote, sign, date and return the proxy form in the envelope provided or by fax to CIBC Mellon Trust Company at 416 368-2502 or 1 866 781-3111, so that it arrives by 10:00 AM (Eastern Daylight Time) on April 25, 2012.

Appointing a proxyholder – A proxyholder is the person you appoint to represent you at the meeting and vote your shares. You may choose anyone to be your proxyholder – the person you choose does not have to be a CIBC shareholder. Simply insert the person’s name in the blank space provided on the proxy form. You should be sure that this person is attending the meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then the persons named on the proxy form, Charles Sirois and Gerald T. McCaughey, both of whom are directors of CIBC, will be appointed to act as your proxyholder.

Your proxyholder is authorized to vote and act for you at the meeting, including any continuation after an adjournment of the meeting. On the proxy form you can indicate how you want your proxyholder to vote your shares. You can vote:

•	FOR or WITHHOLD your vote on the appointment of auditors;

•	FOR or WITHHOLD your vote on each proposed nominee for election as director;

•	FOR or AGAINST on an advisory resolution on executive compensation approach;

•	FOR or AGAINST on the special resolution confirming an amendment to section 6.1(1) of By-Law No. 1 relating to the authorized common share capital of CIBC; and

•	FOR, AGAINST or ABSTAIN on each of the shareholder proposals.

Otherwise, you can let your proxyholder decide for you.

Voting discretion of proxyholder – If you give instructions on how to vote your shares, your proxyholder must follow them.

If you do not specify on your proxy form how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If neither you nor your proxyholder give specific instructions, your shares will be voted as follows:

•	FOR the appointment of Ernst & Young LLP as auditors;

•	FOR the election as directors of all nominees listed in this Circular;

•	FOR the advisory resolution on executive compensation approach;

•	FOR the special resolution confirming an amendment to section 6.1(1) of By-Law No. 1 relating to the authorized common share capital of CIBC; and

•	AGAINST Shareholder Proposal Numbers 1 through 13.

Your proxyholder also has discretionary authority for amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the meeting. At the time of printing this Circular, CIBC management does not know of any matter to come before the meeting other than the matters referred to in the Notice of Meeting.

Revoking your proxy – If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or by authorizing your lawyer in writing to sign a statement) to this effect and delivering it to the Corporate Secretary at the head office of CIBC, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2, any time before 10:00 AM (Eastern Daylight Time) on April 25, 2012 or by depositing it with the chair of the meeting on April 26, 2012.

Solicitation of proxies

This Circular is provided in connection with management’s solicitation of proxies for the meeting. Proxy solicitation will be primarily by mail and by CIBC employees, in writing or by telephone. CIBC has retained Georgeson to assist in soliciting proxies at a cost of approximately $35,000. Costs associated with proxy solicitation will be paid by CIBC.

Confidentiality

To protect the confidentiality of your proxy, CIBC Mellon Trust Company counts and tabulates proxies independently of CIBC. CIBC Mellon does not inform CIBC about how individual shareholders have voted except where required by law. CIBC Mellon will advise CIBC of shareholder comments that are intended for management.

CIBC PROXY CIRCULAR	2

BUSINESS OF THE MEETING

Financial Statements

The consolidated financial statements of CIBC for the fiscal year ended October 31, 2011 are included in the 2011 Annual Report that was mailed to shareholders. The Annual Report and this Management Proxy Circular are also available on CIBC’s website at www.cibc.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Appointment of Auditors

The Audit Committee recommends that shareholders appoint Ernst & Young LLP (E&Y) as auditors of CIBC until the next annual meeting of shareholders. Unless instructed otherwise, the persons named on the enclosed proxy form intend to vote for the appointment of E&Y as auditors of CIBC until the next meeting of shareholders where auditors are appointed.

During the five financial years ended October 31, 2011, CIBC’s auditors were E&Y. E&Y has served as the auditors of CIBC since being appointed in December 2002.

Fees for services provided by external auditors

Fees billed for professional services rendered by E&Y, for the years ended October 31, 2011 and October 31, 2010, are set out below.

unaudited, millions

Fees Billed by E&Y	Fiscal 2011 ($)	Fiscal 2010 ($)
Audit fees(1)	17.9	16.3
Audit related fees(2)	2.6	2.8
Tax fees(3)	0.8	0.4
Other	0.1	—
Total	21.4	19.5

Notes:

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal control over financial reporting under the standards of the Public Company Accounting Oversight Board (United States) and additional work in fiscal 2011 to transition to reporting under International Financial Reporting Standards. Audit fees include audit fees paid to E&Y for FirstCaribbean International Bank Limited (CIBC FirstCaribbean), in which CIBC acquired a controlling interest on December 22, 2006 and currently has a total ownership interest of 91.7%.

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and the translation of financial reports.

(3)	For tax compliance services.

Fee policy

CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors is set out under the heading “Audit Committee” in CIBC’s Annual Information Form dated November 30, 2011, which is available at www.cibc.com. Under this policy and as required by Canadian and U.S. law, the Audit Committee approves the engagement terms for all audit and non-audit services to be provided by CIBC’s auditors before these services are provided to CIBC or any of its subsidiaries. The Audit Committee approved all of the services provided to CIBC and its subsidiaries described in the table above.

3	CIBC PROXY CIRCULAR

Business of the Meeting

Election of Directors

This section provides information on each person nominated for election as a director, including:

•	age;

•	municipality of residence;

•	areas of expertise;

•	professional and educational background;

•	CIBC Board and committee memberships and meeting attendance;

•	public company board and committee memberships;

•	independence; and

•	corporate orders and bankruptcies.

Director equity ownership in CIBC is found in the table on page 26. For detailed information about the nomination process, see Schedule B, “Statement of Corporate Governance Practices – Director nomination process”. Each of the nominees is a director of CIBC, elected at the last Annual Meeting of Shareholders held on April 28, 2011.

Nominees for election as a Director

BRENT S. BELZBERG Toronto, Ontario Canada Age: 61 Independent Industry Experience: Financial Services

Mr. Belzberg is Senior Managing Partner of Torquest Partners. He has over 20 years of executive management experience in finance, acquisitions, corporate restructuring and operations. In addition to the former public company directorship listed below, Mr. Belzberg has served on the board of a number of investee companies and is a director of Tandem Expansion Fund. Mr. Belzberg is also Co-Chair of Mount Sinai Hospital Foundation and a member of the Mount Sinai Board of Directors. He is a Member of the Governing Council of the University of Toronto and its Executive Committee. Mr. Belzberg holds a Bachelor of Commerce (Honours) degree from Queen’s University and a JD degree from the University of Toronto.

Fiscal 2011 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2005)		13/13	2/3
	Corporate Governance Committee (2009)		7/7	1/1
	Management Resources and Compensation Committee (2008), Chair (2009)		7/7	3/3

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Former
	Four Seasons Hotels Inc.	2002 – 2007

Notes:

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.
(2)	Current committee memberships.

CIBC PROXY CIRCULAR	4

Business of the Meeting

GARY F. COLTER Mississauga, Ontario Canada Age: 66 Independent Industry Experience: Financial Services Professional Services

Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Before establishing CRS Inc., Mr. Colter was a long-time member of the senior management team of KPMG Canada. He served as Vice Chairman of KPMG Canada from January 2001 to August 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000 and was Vice Chairman of Financial Advisory Services, KPMG Canada from 1989 to 1998. In addition to the public company directorships listed below, Mr. Colter is a director of Revera Inc., successor to the Retirement Residences Real Estate Investment Trust. He is also a member of its Corporate Governance Committee and Chair of its Audit Committee. Mr. Colter holds a Bachelor of Arts (Honours) degree from the University of Western Ontario, Ivey School of Business and is a Fellow Chartered Accountant.

Fiscal 2011 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2003)		13/13	3/3
	Audit Committee (2003 – 2009) (January 2012)		N/A	N/A
	Corporate Governance Committee (2003), Chair (2010)		7/7	1/1
	Management Resources and Compensation Committee (2010 – December 2011)		7/7	3/3

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Current
	Core-Mark Holding Company Inc.	2004 – present	Audit, Governance (Chair)
	Owens-Illinois Inc.	2002 – present	Audit, Governance

Former
	Retirement Residences Real Estate Investment Trust(3)	2005 – 2007

DOMINIC D’ALESSANDRO O.C. Toronto, Ontario Canada Age: 65 Independent Industry Experience: Financial Services

Mr. D’Alessandro was President and Chief Executive Officer of Manulife Financial Corporation from 1994 to 2009. Prior to his appointment as President and CEO of Manulife he held a number of executive positions with financial institutions, an international engineering firm and a public practice accounting firm. Mr. D’Alessandro has received numerous awards during his career including being awarded Canada’s Outstanding CEO of the Year in 2002 and ‘Canada’s Most Respected CEO’ for 2004. In 2008, Mr. D’Alessandro was inducted into the International Insurance Hall of Fame. Mr. D’Alessandro holds a Bachelor of Science degree from Concordia University and honorary doctorates from York University, the University of Ottawa, Ryerson University and Concordia University.

Fiscal 2011 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2010)		13/13	3/3
	Risk Management Committee (2010)		7/7	2/2

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Current
	CGI Group Inc.	2010 – present	Human Resources
	Suncor Energy Inc.	2009 – present	Audit, Governance

Former
	Manulife Financial Corporation	1999 – 2009
	The Manufacturers Life Insurance Company(4)	1994 – 2009

Notes:

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.
(2)	Current committee memberships.
(3)	Ceased to be a public company in 2007.
(4)	Was non-public prior to May 1999.

5	CIBC PROXY CIRCULAR

Business of the Meeting

PATRICK D. DANIEL Calgary, Alberta Canada Age: 65 Independent Industry Experience: Energy Utilities

Mr. Daniel is President and Chief Executive Officer of Enbridge Inc., a major energy pipeline and distribution company based in Calgary, Alberta. Mr. Daniel has been a senior executive officer of Enbridge Inc. or its predecessor since 1994 and has been President and Chief Executive Officer of the corporation since January 1, 2001. In 2011, Mr. Daniel was awarded Canada’s Outstanding CEO of the Year sponsored by The Caldwell Partners and chosen by an independent National Advisory Board. Mr. Daniel is a member of the North American Review Board of American Air Liquide Holdings, Inc. In addition to the public company directorships listed below, Mr. Daniel is a director of the American Petroleum Institute, a member of the National Petroleum Council and a director of a number of Enbridge subsidiaries. Mr. Daniel holds a Bachelor of Science degree from the University of Alberta and a Master of Science degree from the University of British Columbia.

Fiscal 2011 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 80%	SPECIAL Meetings
	Board (2009)		11/13	3/3
	Management Resources and Compensation Committee (January 2012)		N/A	N/A
	Risk Management Committee (2009 – December 2011)		5/7	2/2

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Current
	Cenovus Energy Inc.	2009 – present	Audit, Human Resources and Compensation, Nominating and Corporate Governance
	Enbridge Inc.	2000 – present

Former
	Compania Logistica de Hidcarbuos, S.A.	2002 – 2008
	EnCana Corporation	2001 – 2009
	Enerflex Systems Income Fund(3)	1998 – 2010
	Synenco Energy Inc.	2005 – 2008

LUC DESJARDINS Calgary, Alberta Canada Age: 59 Independent Industry Experience: Consumer Discretionary Industrials /Manufacturing

Mr. Desjardins is President and Chief Executive Officer of Superior Plus Corp., a public company based in Calgary, Alberta that distributes propane, supplies chemicals, produces potassium products, distributes wall and ceiling construction products and provides fixed price natural gas supply services. From 2008 to 2011, Mr. Desjardins was an equity partner at The Sterling Group, LP. From 2004 to 2008, Mr. Desjardins was President and Chief Executive Officer of Transcontinental Inc. Mr. Desjardins is Executive Chairman and a director of Velcon Filters, Inc. He is also a director of Gestion Jourdan SEC and a member of the World Presidents’ Organization. Mr. Desjardins holds a Master of Business Administration degree from the Université du Québec à Montréal and is a graduate of the Harvard Business School Management Development Program.

Fiscal 2011 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2009)		13/13	3/3
	Management Resources and Compensation Committee (2009)		7/7	3/3

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Former
	Transcontinental Inc.	2006 – 2008

Notes:

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.
(2)	Current committee memberships.
(3)	Ceased to be a public company in 2010.

CIBC PROXY CIRCULAR	6

Business of the Meeting

THE HONOURABLE GORDON D. GIFFIN Atlanta, Georgia U.S.A. Age: 62 Independent Industry Experience: Government Professional Services Energy

Mr. Giffin is Senior Partner in the Washington, D.C. and Atlanta, Georgia-based law firm, McKenna Long & Aldridge LLP. In addition to the public company directorships listed below, Mr. Giffin is a member of the Council on Foreign Relations, on the Board of Trustees for The Carter Center and on the Board of Advisors of Kissinger-McLarty Associates. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001. Mr. Giffin holds a Bachelor of Arts degree from Duke University and a JD degree from Emory University School of Law.

Fiscal 2011 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 95%	SPECIAL Meetings
	Board (2001)		12/13	3/3
	Management Resources and Compensation Committee (2008)		7/7	3/3

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Current
	Canadian National Railway Company	2001 – present	Finance, Environmental & Safety, Investment
	Canadian Natural Resources Limited	2002 – present	Audit, Nominating and Corporate Governance
	Just Energy Inc.	2006 – present	Compensation and Human Resources, Risk
	TransAlta Corporation	2002 – present

Former
	AbitibiBowater Inc.	2007 – 2009
	Bowater Incorporated	2003 – 2007

LINDA S. HASENFRATZ Guelph, Ontario Canada Age: 45 Independent Industry Experience: Industrials/Manufacturing

Ms. Hasenfratz is Chief Executive Officer of Linamar Corporation, a position she has held since 2002. Linamar Corporation is a diversified global manufacturing company of highly engineered products powering vehicles, motion, work and lives, with four key divisions – Manufacturing, Driveline, Industrial Commercial Energy (ICE) and Skyjack, all world leaders in the design, development and production of highly engineered products. Ms. Hasenfratz supports several not-for-profit entities as Vice Chair of the Royal Ontario Museum Foundation, member of the Canadian Advisory Board of Catalyst, director of the Original Equipment Suppliers Association and she sits on the Board of the Canadian Council of Chief Executives. Ms. Hasenfratz is a non-executive director of the French automotive parts firm Faurecia. Ms. Hasenfratz was named one of Canada’s Top 40 under 40 by Report on Business Magazine in 2003, received the Wilfrid Laurier Outstanding Leader Award in November 2007 and was named one of the 100 Leading Women in the Automotive Industry in each of 2000, 2005 and 2010. Ms. Hasenfratz holds a Master of Business Administration degree from the Ivey School of Business at the University of Western Ontario and a Bachelor of Science (Honours) degree from the same institution.

Fiscal 2011 Meeting Attendance
	Year Joined Board and Committees	REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2004)	13/13	2/3
	Management Resources and Compensation Committee (2004)	7/7	3/3

	Other Public Board Directorships During Last Five Years(1)	Other Public Board Committee Memberships(2)

Current
Linamar Corporation	1998 – present

Notes:

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.
(2)	Current committee memberships.

7	CIBC PROXY CIRCULAR

Business of the Meeting

NICHOLAS D. LE PAN Ottawa, Ontario Canada Age: 60 Independent Industry Experience: Financial Services

Mr. Le Pan has extensive experience in financial services matters. He served as Superintendent of Financial Institutions for Canada from 2001 to 2006 and as Deputy Superintendent, Office of the Superintendent of Financial Institutions, Canada (OSFI) from 2000 to 2001. From 1997 to 2000 he acted as Deputy Superintendent (Supervision) where his duties included oversight of the supervision programs for banks and other deposit-taking institutions. Mr. Le Pan has been involved in various international and Canadian regulatory coordination efforts, including representation as Chairman of the Basel Accord Implementation Group and Vice Chairman of the Basel Committee on Banking Supervision. He is also Chair of the Canadian Public Accountability Board, which oversees auditors of public companies and Chair of the Independent Review Committee of Brandes Investment Funds. Mr. Le Pan holds a Bachelor of Arts (Honours) degree in Economics from Carleton University and a Master of Arts degree in Economics from the University of Toronto.

Fiscal 2011 Meeting Attendance
	Year Joined Board and Committees	REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2008)	13/13	3/3
	Corporate Governance Committee (2010)	7/7	1/1
	Risk Management Committee (2008), Chair (2010)	7/7	2/2

	Other Public Board Directorships During Last Five Years(1)	Other Public Board Committee Memberships(2)
None

THE HONOURABLE JOHN P. MANLEY P.C., O.C. Ottawa, Ontario Canada Age: 62 Independent Industry Experience: Government Professional Services

Mr. Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives (CCCE). Prior to joining the CCCE, Mr. Manley was Counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley held several senior portfolios in the Canadian federal government from November 1993 to December 2004, including Deputy Prime Minister and Finance Minister. In addition to the public company directorships listed below, Mr. Manley is a director of Optosecurity Inc., CARE Canada, the National Arts Centre Foundation and MaRS Discovery District. He is also a member of the board of directors of The Conference Board of Canada, the Institute for Research on Public Policy and the Advisory Board of Canada 2020, as well as Chair of the International Advisory Board of the University of Toronto Munk School of Global Affairs. Mr. Manley holds a Bachelor of Arts degree from Carleton University and a JD degree from the University of Ottawa, as well as honorary doctorates from the University of Toronto, the University of Ottawa and Carleton University.

Fiscal 2011 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2005)		13/13	3/3
	Audit Committee (2005 – 2007) (2008)		7/7	–
	Corporate Governance Committee (2009)		7/7	0/1

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Current
	CAE Inc.	2008 – present	Human Resources, Audit
	Canadian Pacific Railway Limited	2006 – present	Audit, Corporate Governance and Nominating, Pension Trust Fund

Former
	Nortel Networks Corporation	2004 – 2009
	Nortel Networks Limited	2004 – 2009

Notes:

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.
(2)	Current committee memberships.

CIBC PROXY CIRCULAR	8

Business of the Meeting

GERALD T. McCAUGHEY Toronto, Ontario Canada Age: 55 Not Independent(3) Industry Experience: Financial Services

Mr. McCaughey is President and Chief Executive Officer of CIBC, a position he has held since August 2005. Before his appointment as President and Chief Executive Officer, he was President and Chief Operating Officer of CIBC from December 2004. From his start in CIBC’s Wood Gundy Private Client Division in 1990, Mr. McCaughey held a series of progressively senior positions including President of Wood Gundy Private Client Investments, Head of Global Private Client Investments, and Senior Executive Vice-President CIBC, responsible for Wealth Management in 1999. In December 2002 Mr. McCaughey was appointed Vice Chair of CIBC and in February 2004 he became Chairman and Chief Executive Officer of CIBC World Markets Inc., the global investment banking arm of CIBC. Mr. McCaughey is Chair of the Advisory Board for the Canada Institute of the Woodrow Wilson Center and Chair of The Learning Partnership’s Corporate Advisory Board. Mr. McCaughey is also a member of the Council on Foreign Relations and the Financial Services Leadership Council. Mr. McCaughey holds a Bachelor of Commerce degree from Concordia University.

Fiscal 2011 Meeting Attendance
	Year Joined Board and Committees	REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2005)	13/13	3/3
Mr. McCaughey is not a member of any Board committees but is invited to attend at the pleasure of a committee chair.

	Other Public Board Directorships During Last Five Years(1)	Other Public Board Committee Memberships(2)
None

JANE L. PEVERETT West Vancouver, British Columbia Canada Age: 53 Independent Industry Experience: Energy Utilities

Ms. Peverett was President and Chief Executive Officer of British Columbia Transmission Corporation (BCTC) from 2005 to 2009 and Chief Financial Officer of BCTC from 2003 to 2005. Prior to joining BCTC, Ms. Peverett was with Westcoast Energy Inc., from 1988 to 2003, where she held progressively senior finance, regulatory and executive roles. In 2001, she was appointed President and Chief Executive Officer of Union Gas Limited, a Westcoast Energy company, becoming the first woman president of a natural gas utility in Canada. In addition to the public company directorships listed below, Ms. Peverett is a director and Chair of British Columbia Ferry Authority and a director of Associated Electric & Gas Insurance Services Limited (AEGIS) and the United Way of Lower Mainland. Ms. Peverett has been involved in the Stratford Festival, National Ballet School and the CMA Board in British Columbia. Ms. Peverett was named by RaderEnergy as one of the 50 Key Women in Energy on a Global Basis in 2004, she received a PEAK award honouring women’s excellence in the field of finance in 2005, and in 2009 was named one of the Influential Women in Business in Vancouver. Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is a Certified Management Accountant and a Fellow of the Society of Management Accountants.

Fiscal 2011 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2009)		13/13	3/3
	Audit Committee (2009)		7/7	–

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Current
	EnCana Corporation	2003 – present	Audit (Chair), Governance and Nominating, Reserves
	Northwest Natural Gas Company	2007 – present	Audit, Organization and Executive, Compensation, Strategic Planning

Notes:

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.
(2)	Current committee memberships.
(3)	See Independence Status of Director Nominees table on page 13.

9	CIBC PROXY CIRCULAR

Business of the Meeting

LESLIE RAHL New York, New York U.S.A. Age: 61 Independent Industry Experience: Financial Services

Mrs. Rahl is Founder and Managing Partner of Capital Market Risk Advisors, Inc. (CMRA) of New York, a consulting boutique specializing in risk management, risk governance and complex litigation. Prior to founding CMRA in 1994 and its predecessor firm, Leslie Rahl Associates, in 1991, Mrs. Rahl spent almost 20 years in increasingly senior positions at CitiBank N.A., culminating as Co-Head of Derivatives in North America. She is a director of the International Association of Financial Engineers and the Global Risk Institute, former director of the International Swaps Dealers Association (ISDA) and former trustee of the MIT Investment Management Company. Mrs. Rahl was named among the Top 50 Women in Finance by Euromoney in 1997 and has authored a book on hedge funds and a variety of publications and articles on hedge funds and risk. Mrs. Rahl holds an undergraduate degree in Computer Science from the Massachusetts Institute of Technology (MIT) and a Master of Business Administration from the Sloan School at MIT.

Fiscal 2011 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2007)		13/13	3/3
	Risk Management Committee (2007)		7/7	2/2

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Former
	Federal National Mortgage Association (Fannie Mae)	2004 – 2008

CHARLES SIROIS C.M., O.Q. Montreal, Quebec Canada Age: 57 Independent Industry Experience: Financial Services Telecommunications

Mr. Sirois, Chair of the Board of CIBC, is also Chairman and Chief Executive Officer of Telesystem Ltd., a private holding company, of which he is the founder and principal shareholder, and Chairman of Enablis Entrepreneurial Network, a Canadian-based not-for-profit organization whose mission is to drive meaningful economic development by empowering entrepreneurs in the developing world, in partnership with government and the private sector. Mr. Sirois is a director of a number of privately held venture capital fund management companies including Tandem Expansion Management Inc. Mr. Sirois holds a Bachelors degree in Finance from Université de Sherbrooke, a Masters degree in Finance from Université Laval (Québec City) as well as honorary doctorates from Université du Québec à Montréal, University of Ottawa, Concordia University, Laval University and École de technologie supérieure.

Fiscal 2011 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (1997), Chair of the Board (2009)		13/13	2/3

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships (2)
Former
	Cossette Communication Group Inc.	2007 – 2009

Notes:

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.
(2)	Current committee memberships.

CIBC PROXY CIRCULAR	10

Business of the Meeting

KATHARINE B. STEVENSON Toronto, Ontario Canada Age: 49 Independent Industry Experience: Financial Services Telecommunications

Ms. Stevenson is a Corporate Director who serves on a variety of corporate and not-for-profit boards. She is former Treasurer of Nortel Networks Corporation. Ms. Stevenson was with Nortel Networks Corporation from 1995 until 2007 and has over 20 years experience as a senior financial executive in Canada and the United States. Prior to joining Nortel Networks Corporation, Ms. Stevenson held various progressively senior finance roles at J.P. Morgan & Company, Inc. She was with J.P. Morgan from 1984 to 1995. Ms. Stevenson is a Governor and past Chair of The Bishop Strachan School and a Governor of the University of Guelph. Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University. She is a member of the Institute of Corporate Directors with the designation ICD.D.

Fiscal 2011 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (January 2011)		9/9	3/3
	Risk Management Committee (January 2011)		5/5	2/2

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Current
	CAE Inc.	2007 – present	Audit
	Open Text Corporation	2008 – present	Audit
	Valeant Pharmaceuticals International, Inc.	2010 – present	Audit and Risk, Finance and Transactions, Nominating and Governance

Former
	Afexa Life Sciences Inc.	2011 – 2011
	OSI Pharmaceuticals, Inc.	2005 – 2010

RONALD W. TYSOE Jupiter, Florida U.S.A. Age: 58 Independent Industry Experience: Consumer Discretionary/Staples

Mr. Tysoe is a Corporate Director. He was a Senior Advisor with Perella Weinberg Partners LP from 2006 to October 2007, Vice Chair of Macy’s Inc. (formerly Federated Department Stores, Inc.) from 1990 until October 2006, and served as Chief Financial Officer of Federated Department Stores, Inc. from 1990 to 1997. Mr. Tysoe is a director of a number of public companies, listed below. Mr. Tysoe holds both a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of British Columbia.

Fiscal 2011 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2004)		13/13	3/3
	Audit Committee (2007), Chair (2009)		7/7	–
	Corporate Governance (2011)		7/7	1/1

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Current
	Cintas Corporation	2008 – present	Audit (Chair), Governance
	Pzena Investment Management, Inc.	2008 – present	Audit, Compensation and Nominating, Corporate Governance (Chair)
	Scripps Networks Interactive Inc.	1996 – present	Audit (Chair), Compensation
	Taubman Centers, Inc.	2007 – present	Audit, Executive

Former
	Ohio Casualty Corporation(3)	2006 – 2007
	Retail Opportunity Investments Corp. (formerly NRDC Acquisition Corp.)	2007 – 2009

Notes:

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.
(2)	Current committee memberships.
(3)	Ceased to be a public company in 2007.

11	CIBC PROXY CIRCULAR

Business of the Meeting

Areas of expertise

The following table represents the depth of experience and expertise in selected areas represented by the current nominees for election to the Board in areas identified by the Board as important to CIBC.

Experience / Expertise	Number of Directors who possess Experience or Expertise	Experience / Expertise	Number of Directors who possess Experience or Expertise

Senior level position in a major company Broad business experience through senior level position in a major company	12

Financial Services Experience in the financial services industry or experience overseeing complex financial transactions and investment management	10

Risk Governance

An understanding of the Board’s role in the oversight of risk management principles and practices, including an understanding of current risk management principles and practices, which may have been gained through current or previous: executive-level experience at a risk management consulting firm; experience on a public company board committee that oversees risk management; role at a public company as ‘chief risk officer’ or risk management executive; role at a public company as chief executive officer or chief financial officer; senior risk oversight role at a supervisory body governing financial institutions, financial services or the issue of securities to the public; and continuing director education on financial institution risk governance and/or risk management

5

Risk Management

“Hands-on” experience in managing risk, particularly at a financial institution, including an understanding of current risk management principles and practices as applied to financial institutions, which may have been gained through current or previous: role as the head of a significant business group in a large financial institution where the management of risk is an important part of the role responsibilities; executive-level experience at a risk management consulting firm; role at a public financial institution as ‘chief risk officer’ or risk management executive; role at a public financial institution as chief executive officer or chief financial officer; and senior risk oversight role at a supervisory body governing financial institutions, financial services or the issue of securities to the public

5

Financial Expertise Expertise is based on definition of “financial expert” and “Audit Committee Financial Expert” under securities law	8

Human Resources / Compensation An understanding of the principles and practices relating to Human Resources and/or actual “hands-on” experience in managing or overseeing Human Resources, including experience in: compensation plan design and administration; leadership development/talent management; succession planning; and compensation decision-making, including risk-related aspects of compensation	7

Information Technology Experience as a senior executive in a major technology company	5

Marketing Experience as a senior executive in a major retail customer products, services or distribution company	3

Energy Experience as a senior executive in a major energy company	4

Legal / Regulatory / Compliance Training and experience in law and compliance within complex regulatory regimes	7

Public / Government Relations Experience in public policy and government relations	6

CIBC PROXY CIRCULAR	12

Business of the Meeting

Board and committee meeting frequency and overall attendance for fiscal 2011

Below is a summary of Board and committee meetings held in fiscal 2011. The attendance record of each director nominee is set out in his or her biographical information on pages 4 to 11. Each director nominee attended 75% or more of regularly scheduled Board and committee meetings during fiscal 2011. For detail on director attendance expectations, see “Schedule B Statement of Corporate Governance Practices – Director nomination process – Meeting attendance record”.

	Number of Meetings		Overall Attendance at Regular Meetings
Board and Committees	Regular	Special
Board of Directors	13	3	99%
Audit Committee	7	0	100%
Corporate Governance Committee	7	1	100%
Management Resources and Compensation Committee	7	3	100%
Risk Management Committee	7	2	94%

Attendance record for director not standing for re-election

Below is a summary of Board and committee meetings attended in fiscal 2011 by Mr. Robert J. Steacy, who is not standing for re-election on April 26, 2012.

Board		Audit Committee		Risk Management Committee
Regular	Special	Regular	Special	Regular	Special
13/13	3/3	6/6	—	1/1	—

Director attendance at the Annual Meeting of Shareholders

CIBC encourages each member of the Board to attend its Annual Meeting of Shareholders. At the last Annual Meeting of Shareholders, held on April 28, 2011, all but one of the nominees standing for election as a director attended.

Director independence

The Board determined that 14 of the 15 nominees proposed for election as directors, representing 93% of the Board, have no material relationship with CIBC and are, therefore, independent. The result of the Board’s determination for each nominee is set out below. For more detailed information about the determination of director independence, see “Schedule B Statement of Corporate Governance Practices – Director independence”.

Status of Director Nominees
Name	Management	Independent	Not Independent	Reason for Non-Independent Status
Brent S. Belzberg		✓
Gary F. Colter		✓
Dominic D’Alessandro		✓
Patrick D. Daniel		✓
Luc Desjardins		✓
Gordon D. Giffin		✓
Linda S. Hasenfratz		✓
Nicholas D. Le Pan		✓
John P. Manley		✓
Gerald T. McCaughey	✓		✓	Mr. McCaughey is President and Chief Executive Officer of CIBC.
Jane L. Peverett		✓
Leslie Rahl		✓
Charles Sirois		✓
Katharine B. Stevenson		✓
Ronald W. Tysoe		✓

13	CIBC PROXY CIRCULAR

Business of the Meeting

Corporate orders and bankruptcies

To the knowledge of CIBC, no proposed nominee for election as a director of CIBC has been, at the date of this Circular or within the last 10 years:

(a)	a director, chief executive officer or chief financial officer of a company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) was the subject of an event that resulted, after that person ceased to be a director or chief executive officer or chief financial officer, in the company being the subject of such an order; or

(b)	a director or executive officer of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

Gordon D. Giffin	AbitibiBowater Inc.	Mr. Giffin was a director of AbitibiBowater Inc. from October 29, 2007 until his resignation on January 22, 2009. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the U.S. Bankruptcy Code, as amended, and sought creditor protection under the Companies’ Creditors Arrangement Act (CCAA) with the Superior Court of Quebec in Canada.
John P. Manley	Nortel Networks Corporation and Nortel Networks Limited (collectively the Nortel Companies)

Mr. Manley was a director of the Nortel Companies when the Ontario Securities Commission (OSC) made final an order prohibiting all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004, by reason of the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws. This order was revoked by the OSC on June 21, 2005.

Mr. Manley was also a director of the Nortel Companies when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The OSC issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mr. Manley, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws. The British Columbia Securities Commission (BCSC) and Quebec Securities Commission (QSC) issued similar orders. The OSC lifted the cease trade order effective June 8, 2006. The BCSC and the QSC lifted their cease trade orders shortly thereafter.

Mr. Manley was a director of the Nortel Companies when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing.

Mr. Manley resigned as a director of the Nortel Companies on August 10, 2009.

CIBC PROXY CIRCULAR	14

Business of the Meeting

Corporate orders and bankruptcies (continued)

Leslie Rahl	Federal National Mortgage Association (Fannie Mae)	Mrs. Rahl was a director of Fannie Mae on September 6, 2008 when, at the request of the Secretary of the U.S. Department of the Treasury, the Chairman of the Board of Governors of the U.S. Federal Reserve and the Director of the U.S. Federal Housing Finance Authority (FHFA), the Board of Directors of Fannie Mae adopted a resolution consenting to putting Fannie Mae into conservatorship. After obtaining consent, the Director of FHFA appointed FHFA as conservator on September 6, 2008. On September 18, 2008, Mrs. Rahl resigned as a director of Fannie Mae.
Charles Sirois	Microcell Telecommunications Inc. (Microcell)	Mr. Sirois was Chairman of the Board of Microcell when it elected and was granted protection to restructure its capital under the CCAA in January 2003. In May 2003 Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. Mr. Sirois ceased to be a director of Microcell in 2004.

Advisory Resolution on Executive Compensation Approach

As a shareholder, you have the opportunity to vote FOR or AGAINST CIBC’s approach to executive compensation through the following resolution:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in CIBC’s information circular delivered in advance of the 2012 annual meeting of shareholders.

Since your vote is advisory, it would not be binding on the Board. However, the Board and, in particular, the Management Resources and Compensation Committee, will consider the outcome of the vote as part of its ongoing review of executive compensation. For information on CIBC’s approach to executive compensation see “Executive Compensation” and “Compensation Discussion and Analysis” beginning on page 27. The Board recommends that shareholders vote FOR the advisory resolution on CIBC’s approach to executive compensation.

By-Law Amendment Relating to Authorized Common Share Capital

It is recommended that shareholders approve removing the cap on the maximum aggregate consideration for which common shares may be issued. This change to CIBC’s By-Law will: 1) enable CIBC to adhere to new requirements issued by the Office of the Superintendent of Financial Institutions (OSFI); 2) align CIBC with the other major Canadian banks, which previously removed the cap on the maximum aggregate consideration for which their common shares may be issued; and 3) assist in CIBC’s long term capital planning and capital issuance needs.

OSFI issued an advisory in August 2011 governing a new capital instrument called “non-viability contingent capital” (NVCC). Under the advisory, all non-common equity instruments, such as preferred shares or subordinated indebtedness issued by a bank, must adhere to principles set out in the advisory to be treated as NVCC and considered capital by OSFI.

OSFI’s requirements support the implementation of Basel III, a revised capital standards framework published by the Basel Committee on Banking Supervision to promote a more resilient banking sector in the wake of the recent global financial crisis. Basel III becomes effective January 1, 2013.

NVCC instruments are capital instruments other than common shares, which are capable of absorbing losses at the point of non-viability at the direction of regulatory authorities. The principles in the advisory require the following:

1.	NVCC instruments must convert automatically into common shares of the bank that issued the instrument where OSFI determines the bank would not continue to be viable without the conversion or where the bank receives certain financial support from a government body.

2.	A bank must ensure there are no impediments to the conversion of NVCC instruments into common shares and the bank’s by-laws must permit the issuance of the required number of common shares upon conversion without approval of existing capital providers.

CIBC’s By-Law No. 1 currently provides that CIBC’s authorized common share capital consists of an unlimited number of common shares, without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15,000,000,000.

15	CIBC PROXY CIRCULAR

Business of the Meeting

As at October 31, 2011, the aggregate consideration for which outstanding common shares have been issued is approximately $7,376,338,639, approximately half of the amount currently authorized. The amount of NVCC CIBC expects to have when Basel III becomes effective is not determinable. In the absence of knowing the amount of CIBC’s NVCC, it is necessary for CIBC’s authorized common share capital to be unlimited, as is the case for the other major Canadian banks.

CIBC does not propose any changes to the other components of its authorized capital, the Class A Preferred Shares and Class B Preferred Shares. The maximum aggregate consideration for which each of these classes of preferred shares may be issued will continue to be $10,000,000,000.

Accordingly, on November 30, 2011, the Board of Directors authorized the amendment to CIBC’s By-Law No. 1 to remove the cap on the maximum aggregate consideration for which CIBC’s common shares may be issued. The proposed amendment is not effective until confirmed by a special resolution of the holders of common shares. A special resolution is a resolution passed by not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution.

The special resolution which will be presented for confirmation by the holders of common shares is set out below. The Board recommends that holders of common shares vote FOR this special resolution.

RESOLVED AS A SPECIAL RESOLUTION THAT the following amendment to and restatement of By-Law No. 1 is confirmed:

Section 6.1(1) is amended by removing the reference to the maximum aggregate consideration for which common shares may be issued so that Section 6.1(1) reads as follows:

“6.1	Authorized Capital

The authorized capital of the Bank consists of:

1.	An unlimited number of common shares, without nominal or par value;”

Shareholder Proposals

Attached to this Circular as Schedule A are shareholder proposals that have been submitted for consideration at the meeting and the response of the Board and management to each of the proposals.

Any shareholder proposal intended for inclusion in CIBC’s fiscal 2012 Management Proxy Circular must be submitted by November 25, 2012 and comply with the requirements of the Bank Act.

CIBC PROXY CIRCULAR	16

BOARD COMMITTEE REPORTS

CIBC’s Board of Directors has established four committees: Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee and Risk Management Committee.

The Board has approved a mandate for each committee and delegated responsibilities set out in those mandates. Every year, each committee reviews its mandate and whether it has fulfilled that mandate. For fiscal 2011, each committee is satisfied that it has fulfilled its mandate and has provided a report, highlighting its structure, mandate and significant achievements during fiscal 2011.

Report of the Audit Committee

The Audit Committee has voluntarily provided a report on page 18 that addresses specific matters which the U.S. Securities and Exchange Commission (SEC) considers important.

MANDATE Full Committee Mandate and Committee Chair Mandate are available at www.cibc.com

The primary function of the Audit Committee is to fulfill responsibilities for reviewing the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting; monitor the system of internal control; monitor compliance with legal and regulatory requirements; select the external auditors for shareholder approval; review the qualifications, independence and performance of the external auditors; review the qualifications, independence and performance of the internal auditors; and act as the audit committee for certain federally regulated subsidiaries.

The Audit Committee reviews, approves and/or recommends for Board approval:

•    Financial Reporting

✓     Integrity of CIBC’s financial statements and financial disclosures

✓     Consolidated annual and interim financial statements, external auditors’ report and Management’s Discussion and Analysis (MD&A)

✓     Other financial disclosures

✓     Any material changes in accounting policies and practices

•    External Auditors

✓     Guidelines on hiring employees from the external auditors

✓     External auditors’ annual audit plan

✓     Independence, qualifications and performance of external auditors annually

✓     External auditors’ compensation annually

✓     Audit and non-audit services to CIBC or its subsidiaries by the external auditors

✓     External auditors’ annual report on their internal quality-control procedures

✓     Selection and recommendation of external auditors, for appointment by shareholders annually

•    Internal Audit Function

✓     Internal Audit organizational framework and charter annually

✓     Appointment or removal of Chief Auditor

✓     Mandate, goals and effectiveness of Chief Auditor and independence and effectiveness of the Internal Audit function annually

✓     Assessment of internal auditors’ independence

✓     Internal auditors’ annual audit plan

•    Finance Function

✓     Finance organizational framework annually

✓     Appointment or removal of Chief Financial Officer (CFO)

✓     Mandate and goals of CFO and the effectiveness of CFO and the Finance function annually

•    Compliance Function

✓     Compliance organizational framework annually

✓     Appointment or removal of the Chief Compliance Officer

✓     Mandate and goals of the Chief Compliance Officer and effectiveness of the Compliance function annually

✓     Annual Compliance plan

•    Internal Controls

✓     Monitor internal control systems

✓     Effectiveness of the design and operation of internal control systems annually

✓     Fraud prevention and detection program annually

✓     Business continuity management and insurance programs annually

•    Whistleblowing Procedures

✓     Establishment of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters

•    Succession Planning

✓     Succession plans for the CFO, the Chief Auditor and the Chief Compliance Officer annually

17	CIBC PROXY CIRCULAR

Board Committee Reports

Report of the Audit Committee (continued)

2011 KEY MILESTONES

Transition to International Financial Reporting Standards (IFRS):    The Committee continued its oversight of the transition to IFRS, with a focus on monitoring the IFRS conversion project, accounting changes around valuation that precede IFRS, and IFRS Audit Committee education.

Oversight of risk relating to control environment and reporting:    The Committee continued to oversee significant areas of risk relating to the overall control environment of CIBC, including CIBC FirstCaribbean. There was also a detailed review of Financial Statement and MD&A disclosure each quarter.

Finance Organizational Structure:    The Committee continued to monitor the organizational structure of the Finance group and reviewed development and succession plans of key Finance executives with the CFO.

2011 DIRECTOR DEVELOPMENT	The Committee received updates on the IFRS project status quarterly. Director education sessions took place during the year covering IFRS and Retail Markets Fraud Management.
MEMBERSHIP	• R.W. Tysoe, Chair • G.F. Colter (joined effective January 1, 2012) • J.P. Manley	• J.L. Peverett • R.J. Steacy

All members are “financially literate” as required by the New York Stock Exchange (NYSE) and the Canadian Securities Administrators (CSA).

Each member is an “audit committee financial expert” under the SEC rules.

100% INDEPENDENT

All members met Board approved independence standards derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA director independence rules. These standards are available at www.cibc.com.

Independence is further advanced by in camera sessions at every regularly scheduled meeting.

Additional information on the Audit Committee’s composition, mandate, education and experience as well as CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors is set out under the heading “Audit Committee” in CIBC’s Annual Information Form dated November 30, 2011 which is available at www.cibc.com.

Audit Committee report regarding SEC matters

Management has primary responsibility for CIBC’s financial statements and the overall reporting process, including CIBC’s system of internal controls. The external auditors, E&Y, are responsible for performing an independent audit of CIBC’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), and an independent audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). These audits serve as a basis for the auditors’ opinions included in the Annual Report addressing whether the consolidated financial statements fairly present CIBC’s financial position, results of operations, and cash flows in conformity with Canadian generally accepted accounting principles. The Audit Committee’s responsibility is to monitor and oversee these processes.

The Audit Committee has reviewed and discussed the audited consolidated financial statements with management. In addition, the Audit Committee discussed with E&Y the matters required to be discussed by the American Institute of Certified Public Accountants Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged With Governance) and Canadian Institute of Chartered Accountants Handbook Section 5751 (Communications With Those Having Oversight Responsibility for the Financial Reporting Process) including matters relating to the conduct of the audit of CIBC’s financial statements and the assessment of the effectiveness of CIBC’s internal control over financial reporting under Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

E&Y provided to the Audit Committee the written disclosures required by Rule 3526 of the Public Company Accounting Oversight Board (United States), and the Audit Committee has discussed with E&Y that firm’s independence from CIBC. The formal written statement describes all relationships between E&Y and CIBC including a written confirmation that E&Y is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and are independent public accountants with respect to CIBC within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the U.S. Sarbanes-Oxley Act of 2002 and Rule 3526 of the Public Company Accounting Oversight Board (United States).

Based on this review and these discussions, the Committee recommended to the Board that the audited consolidated financial statements be filed with Canadian securities regulators on SEDAR and included in CIBC’s annual report on Form 40-F for the year ended October 31, 2011 for filing with the SEC. The Audit Committee also approved, subject to shareholder appointment, the selection of E&Y as CIBC’s external auditors.

This report has been adopted and approved by the members of the Audit Committee: Ronald W. Tysoe, Chair, John P. Manley, Jane L. Peverett and Robert J. Steacy.

CIBC PROXY CIRCULAR	18

Board Committee Reports

Report of the Corporate Governance Committee

The Corporate Governance Committee has provided the “Statement of Corporate Governance Practices” in Schedule B, which describes the governance framework that guides the Board and management in fulfilling its obligations. Every year, this statement is updated by the Corporate Governance Committee and approved by the Board.

MANDATE Full Committee Mandate and Committee Chair Mandate are available at www.cibc.com

The primary function of the Corporate Governance Committee is to assist the Board in fulfilling its corporate governance oversight responsibilities.

The Corporate Governance Committee reviews, approves and/or recommends for Board approval:

• Oversight of Corporate Governance Matters
✓ Corporate governance framework and activities and report to the Board on the state of CIBC’s corporate governance activities annually
✓ Processes for administering CIBC’s Disclosure Policy annually
✓ Corporate governance disclosure annually
✓ Proposed changes to CIBC’s organization structure which have a significant effect on controls or the independence of key control groups
• Composition and Performance of the Board and its Committees
✓ Nomination of directors to the Board and Board committees annually
✓ Removal of a director from a Board committee
✓ Establish the criteria for director and committee member selection and review the criteria annually
✓ Oversee and review a program for director development annually
✓ Performance goals for the Chair of the Board annually
✓ Director remuneration annually
✓ Mandates of the Board, committees, Chief Executive Officer (CEO), Chair of the Board and the chair of each committee annually
✓ Assess the performance of the Board, the directors, each committee and the Chair of the Board annually
✓ Evaluate director independence and director independence criteria annually
✓ Criteria for the tenure of directors annually

• Chair of the Board Succession
✓ Succession and emergency preparedness planning process for the Chair of the Board

• Conflicts of Interest and Conduct Review
✓ Policies, practices and procedures relating to self-dealing and conflicts of interest
✓ Compliance with CIBC’s Codes of Conduct for Employees and Contractors and Code of Ethics for Directors annually
✓ Policies and procedures relating to reputation risk annually
✓ Act as the conduct review committee for CIBC and certain federally regulated subsidiaries
2011 KEY MILESTONES	Board’s Framework for Stakeholder Engagement: The Committee continued evolving the Board’s framework for stakeholder engagement. Through regular reporting to the Committee on meetings and correspondence between shareholders or governance advocates and the Chair of the Board or certain Board committee chairs, the Committee remains current on the views of CIBC’s stakeholders and responsive to their input. This enables the Committee to enhance CIBC’s stakeholder engagement process and address emerging governance matters.
2011 DIRECTOR DEVELOPMENT	The Committee received continuing educational updates about regulatory developments on governance matters and emerging governance trends globally.
MEMBERSHIP

•       G.F. Colter, Chair

•       B.S. Belzberg, Chair, Management Resources and Compensation Committee

•       N.D. Le Pan, Chair, Risk Management Committee

•       J.P. Manley

•       R.W. Tysoe, Chair, Audit Committee

Committee includes the chair of each of the other CIBC Board committees to enhance communication and overall governance

100% INDEPENDENT

All members met Board approved independence standards derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA director independence rules. These standards are available at www.cibc.com.

Independence is further advanced by in camera sessions at every regularly scheduled meeting.

19	CIBC PROXY CIRCULAR

Board Committee Reports

Report of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee has provided its annual report regarding executive compensation beginning on page 27.

MANDATE Full Committee Mandate and Committee Chair Mandate are available at www.cibc.com

The primary function of the Management Resources and Compensation Committee is to assist the Board in fulfilling its governance and supervisory responsibilities for strategic oversight of CIBC’s human capital, including organization effectiveness, leadership development, succession planning and compensation. The Committee is responsible for the alignment of compensation with CIBC’s strategy of consistent and sustainable earnings, risk appetite and control framework.

The Management Resources and Compensation Committee reviews, approves and/or recommends for Board approval:

• Chief Executive Officer and Senior Executive Performance, Compensation and Employment Arrangements
✓ Performance goals for the CEO, senior executives reporting to the CEO and other key officers annually
✓ Performance assessments and compensation for the CEO, senior executives reporting to the CEO and other key officers annually
✓ CEO and senior executive employment arrangements, and appointments at the level of Executive Vice-President and above, including compensation

• Succession Planning and Executive Development
✓ Succession plan for the CEO and senior executives reporting to the CEO annually
✓ Succession plans for other key management positions
✓ Progress on broad-based leadership development initiatives as well as the specific development plans for succession candidates for key roles

• Compensation
✓ Alignment of compensation with business performance and risk
✓ Annual incentive compensation and allocations for infrastructure groups, strategic business units and key lines of business
✓ Key performance indicators and compensation for any individual whose total direct compensation is above a certain threshold
✓ Equity ownership guidelines, and holdings relative to those guidelines, for all executives and executive-equivalent Managing Directors in Wealth Management and Wholesale Banking annually

• Compensation Philosophy, Methodology and Governance
✓ Compensation philosophy, methodology and governance annually
✓ Material compensation policies and plans

✓    An independent report on material compensation plans annually to assess whether the plans are operating as intended and the level of compensation paid is appropriate in relation to actual business performance and risk

• CIBC Pension Funds and Pension Plans
✓ Investment performance, material risks and governance structure
✓ New plans and material amendments to existing plans

• Internal Controls, Regulatory Compliance and Human Resources Risks
✓ Management’s assessment of significant human resources risks and effectiveness of related internal controls annually
✓ Material organizational changes and changes that impact the key control groups, including Internal Audit, Finance, Legal, Compliance and Risk Management

• Disclosure
✓ Executive compensation disclosure in CIBC’s Management Proxy Circular
2011 KEY MILESTONES

Alignment of Compensation with Strategy and Risk Appetite:    The Committee continued its focus on ensuring CIBC’s compensation plans align with CIBC’s strategy and risk appetite. This included ensuring compliance with the Financial Stability Board’s principles and standards and any new regulatory requirements in the jurisdictions in which CIBC operates.

Talent Management:    The Committee committed a significant portion of its agenda to the advancement of CIBC’s talent strategy, focusing on enhancing succession planning, the executive talent review process, organizational effectiveness and leadership development. During 2011, CEO succession criteria were finalized and incorporated in development plans for the CEO and senior executives reporting to the CEO, talent profiles were completed for the broader executive population and talent management objectives were further integrated with business strategy.

CIBC PROXY CIRCULAR	20

Board Committee Reports

Report of the Management Resources and Compensation Committee (continued)

2011 DIRECTOR DEVELOPMENT	The Committee received educational updates on best practices in executive compensation design, market pay trends for the CEO and the Senior Executive Team, recent changes in the global regulatory environment and the implications of those changes for compensation, and emerging trends in pension design.
MEMBERSHIP	• B.S. Belzberg, Chair • G.F. Colter (left effective December 31, 2011) • P.D. Daniel (joined effective January 1, 2012) • L. Desjardins • G.D. Giffin • L.S. Hasenfratz
100% INDEPENDENT

All Committee members met Board approved independence standards derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA director independence rules. These standards are available at www.cibc.com.

Independence is further advanced by in camera sessions at every regularly scheduled meeting.

Report of the Risk Management Committee

MANDATE Full Committee Mandate and Committee Chair Mandate are available at www.cibc.com

The primary function of the Risk Management Committee is to assist the Board in fulfilling its responsibilities for defining CIBC’s risk appetite, reviewing alignment of strategic plans with risk appetite, and overseeing CIBC’s risk profile and performance against risk appetite. The Committee is also responsible for overseeing the identification, measurement, monitoring and controlling of CIBC’s principal business risks (credit, market, investment, operational, insurance, balance sheet and liquidity risks (as well as other treasury-related risks)).

The Risk Management Committee reviews, approves and/or recommends for Board approval:

• Principal Business Risks
✓ Risk appetite statement annually
✓ Risk limits and key risk management policies and procedures annually
✓ Capital policies annually
✓ CIBC’s risk profile and compliance with risk limits, policies and procedures for assessing overall adherence to risk appetite
✓ Management stress tests in relation to capital at risk, identifying material risks associated with CIBC’s businesses and operations, and emerging risk issues and trends
✓ Report to the Board on all credits and investments approved by the Committee

• Reputation and Legal Risks, Outsourcing and Regulatory Compliance

✓    Key policies and procedures for the effective identification and control of reputation and legal risks associated with transactions, including the mandate of the reputation and legal risks oversight committee, annually

✓ Material amendments to CIBC’s outsourcing policy and compliance with the outsourcing policy annually
✓ Management’s compliance with laws and regulations as they relate to the mandate of the Committee annually

• New Initiative Approval Process
✓ Risk assessment processes relative to new strategies, products or services annually

• Risk Management Design and Effectiveness
✓ Organizational framework for CIBC’s independent risk management function and its effectiveness annually
✓ Mandate and goals of the CRO and the effectiveness of the CRO annually

• Interaction with Management Resources and Compensation Committee (MRCC)
✓ Risk input into compensation decisions of the MRCC and any other risk-related aspects of compensation decisions of the MRCC

• Succession Planning
✓ Succession plans for the CRO and positions reporting directly to the CRO annually

21	CIBC PROXY CIRCULAR

Board Committee Reports

Report of the Risk Management Committee (continued)

2011 KEY MILESTONES

Risk Appetite Statement:    CIBC’s Risk Appetite Statement formalizes CIBC’s strategy to be a financial institution that delivers high quality earnings while maintaining a lower than average risk profile. During 2011, the Committee regularly reviewed CIBC’s profile against the approved Risk Appetite Statement. In addition, the Committee oversaw enhancements to the integration of risk appetite considerations into CIBC’s strategic and financial planning processes.

Stress Testing and Business Risk Reviews:    Enterprise-wide stress testing, including analysis of global market/economic stresses, and business risk reviews were important components of the Committee’s meetings in 2011. Business risk reviews included Wealth Management, Capital Markets Trading, Equity Underwriting and Trading, Corporate Credit Products, Prime Brokerage, Asset Securitization and CIBC FirstCaribbean. The Committee also reviewed strategic plans and selected business growth initiatives in the context of risk appetite.

Retail and Wholesale Credit:    The Committee reviewed the credit performance of CIBC’s loan portfolios, including quarterly reports on actual specific loan loss provisions compared with plan and monitored compliance with credit concentration limits. Special focus (including stress testing) was applied to the structured credit run-off, commercial and residential real estate and non-bank financial institutions portfolios.

Market Risk:    The Committee reviewed and approved trading and non-trading limits, including CIBC’s Treasury exposure and interest rate positioning, and monitored utilization against these limits.

Liquidity Risk:    The Committee reviewed and approved limits to manage liquidity risks and monitored utilization against these limits.

2011 DIRECTOR DEVELOPMENT	The Committee received educational updates on Basel III requirements for capital and liquidity, fraud risks in CIBC’s Retail businesses and wholesale risk rating methodologies.
MEMBERSHIP	• N.D. Le Pan, Chair • D. D’Alessandro • P.D. Daniel (left effective December 31, 2011) • L. Rahl • K.B. Stevenson
100% INDEPENDENT

All members met Board approved independence standards derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA director independence rules. These standards are available at www.cibc.com.

Independence is further advanced by in camera sessions at every regularly scheduled meeting.

CIBC PROXY CIRCULAR	22

DIRECTOR COMPENSATION

Director compensation program

The Corporate Governance Committee reviews director compensation annually to assess whether it aligns with CIBC’s strategic imperative to deliver consistent and sustainable earnings over the long term, fosters prudent decision-making, and is competitive with director compensation programs and levels among Canadian financial institutions. The Corporate Governance Committee recommends changes in director compensation to the Board for approval when considered appropriate or necessary to:

•	align with these objectives;

•	recognize the workload, time commitment and responsibility of Board and committee members; and

•	reflect current director compensation programs.

Based on a consideration of these factors and a review of comparative data from the major Canadian banks, the Committee recommended and the Board approved an increase to the equity portion of the Director retainer from $60,000 to $70,000 per year and an increase in the retainer of the Risk Management Committee chair and the Management Resources and Compensation Committee chair from $25,000 to $40,000 per year, effective November 1, 2011.

Director compensation components

A director who is not an officer of CIBC or any of its subsidiaries is compensated for his or her services as a director through a combination of retainers and attendance fees. Director compensation may be paid in various forms: cash, CIBC common shares and/or deferred share units (DSUs). The following table sets out the components of director compensation for fiscal 2011.

Description of Fee	Amount
Chair of the Board retainer(1)	$375,000 per year
Director retainer:
– Cash(2)	$ 40,000 per year
– Equity (deferred share units(3)/common shares)	$ 60,000 per year(4)
Committee Chair retainer:
– Audit Committee	$ 40,000 per year
– Other committees	$ 25,000 per year(5)
Committee member retainer(6)	$ 5,000 per year
Special committee member retainer(7)	$ 25,000 per year
Special committee meeting attendance fee(8)	$ 1,000 per meeting
Board/committee meeting attendance fee(9)	$ 2,000 per meeting
Non-resident attendance fee(10)	$ 2,000 per trip

Notes:

(1)	The Chair of the Board receives an Annual Retainer of $375,000 with $150,000 payable in cash, CIBC common shares or DSUs and $225,000 payable in CIBC common shares or DSUs. The Chair of the Board receives no additional director compensation (such as meeting attendance fees).

(2)	Directors may elect to receive all or a portion of the cash component of the annual retainer in the form of cash, CIBC common shares or DSUs.

(3)	A DSU is a bookkeeping entry credited quarterly to an account maintained for a director until retirement from the Board. The value of a director’s DSU account is payable in cash in a lump sum when he or she is no longer a director or employee of CIBC. The redemption value of a DSU is equal to the average of the high and low price of a CIBC common share on the Toronto Stock Exchange (TSX) on the day immediately before the redemption date. DSUs are entitled to dividend equivalent payments that are credited quarterly in the form of additional DSUs at the same rate as dividends on common shares. DSUs do not entitle the holder to voting or other shareholder rights.

(4)	Based on the recommendation of the Corporate Governance Committee, the Board increased the equity component of the Director retainer from $60,000 to $70,000, effective November 1, 2011.

(5)	Based on the recommendation of the Corporate Governance Committee, the Board increased the retainer of the Risk Management Committee chair and the Management Resources and Compensation Committee chair from $25,000 to $40,000 per year, effective November 1, 2011.

(6)	Committee chairs do not receive a committee member retainer for membership on the Corporate Governance Committee but receive a member retainer for other committee assignments. Any non-committee chair appointed to the Corporate Governance Committee receives a committee member retainer.

(7)	During fiscal 2008 a special committee was established to assess certain litigation matters. Committee members, including the committee chair, receive a flat fee of $25,000 per year and no additional compensation for service on this committee.

(8)	During fiscal 2010 a special committee was established relating to strategic planning processes. Committee members, other than the Chair of the Board, receive a fee of $1,000 for each meeting attended and no additional compensation for service on this committee.

(9)	The meeting attendance fee is the same whether the meeting is attended in person or by teleconference.

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Director Compensation

(10)	Non-resident attendance fees are paid to a director attending in person at Board or committee meetings held outside the director’s province or state of residence.

A director is reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out his or her duties as a director. In addition, CIBC pays the cost for administration of the office of the Chair of the Board, including travel and travel-related expenses related to CIBC business.

Director equity plans

CIBC has established equity plans to align the interests of directors with those of shareholders.

Non-Officer Director Share Plan – Non-officer directors may elect to receive all or a portion of their cash-eligible compensation in the form of cash, CIBC common shares or DSUs. Under this plan, cash-eligible compensation includes the cash component of the director retainer and the Chair of the Board retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers and committee member retainers.

Director Deferred Share Unit / Common Share Election Plan – Non-officer directors may elect to receive the equity component of the director retainer in the form of either DSUs or CIBC common shares.

Non-Officer Director Stock Option Plan (DSOP) – In January 2003, the Board determined that no further options would be granted to directors under this plan and, as at the date of this Circular, there are no unexercised options outstanding. See page 52 of the Compensation Discussion and Analysis for additional details on the DSOP.

CIBC PROXY CIRCULAR	24

Director Compensation

Director Compensation Table

The following table sets out the total compensation provided to non-management directors during fiscal 2011.

Name(1)	Fees Earned(2)				All Other Compensation ($)		Total Compensation ($)	Allocation of Fees Earned(3)(4)
	Board Retainer		Committee Member and Chair Retainers ($)	Board, Committee and Non- Resident Attendance Fees ($)				Cash ($)		Share-Based		Allocation of Fees between Cash and Common Shares/DSUs
	Equity Component(3) ($)	Cash Component(4) ($)								Common Shares ($)	DSUs ($)
Brent S. Belzberg	60,000	40,000	30,000	68,000	—		198,000	—		—	198,000	100% DSUs
Jalynn H. Bennett(5)(9)	30,000	20,000	2,500	33,000	10,000	(6)	95,500	70,500	(7)	15,000	—	Equity Retainer: 100% Shares Remainder: 100% Cash
Gary F. Colter(8)	60,000	40,000	55,000	70,000	—		225,000	165,000		60,000	—	Equity Retainer: 100% Shares Remainder: 100% Cash
Dominic D’Alessandro	60,000	40,000	5,000	52,000	—		157,000	—		—	157,000	100% DSUs
Patrick D. Daniel	60,000	40,000	5,000	56,000	—		161,000	—		—	161,000	100% DSUs
Luc Desjardins(9)	60,000	40,000	5,000	69,000	—		174,000	—		174,000	—	100% Shares
Gordon D. Giffin(8)	60,000	40,000	30,000	64,000	—		194,000	134,000		—	60,000	Equity Retainer: 100% DSUs Remainder: 100% Cash
Linda S. Hasenfratz	60,000	40,000	5,000	52,000	—		157,000	97,000		60,000	—	Equity Retainer: 100% Shares Remainder: 100% Cash
Nicholas D. Le Pan(8)(9)	60,000	40,000	55,000	69,000	—		224,000	40,000		—	184,000	Equity Retainer: 100% DSUs Remainder: 76% DSUs and 24% Cash
John P. Manley	60,000	40,000	10,000	62,000	—		172,000	—		—	172,000	100% DSUs
Jane L. Peverett(9)	60,000	40,000	5,000	57,000	—		162,000	6,200		—	155,800	Equity Retainer: 100% DSUs Remainder: 94% DSUs and 6% Cash
Leslie Rahl	60,000	40,000	5,000	64,000	—		169,000	—		—	169,000	100% DSUs
Charles Sirois(9)(10)	—	—	375,000	—	—		375,000	—		—	375,000	100% DSUs
Robert J. Steacy	60,000	40,000	5,000	48,000	—		153,000	53,000		—	100,000	Equity Retainer: 100% DSUs Remainder: 43% DSUs and 57% Cash
Katharine B. Stevenson(11)	50,000	33,333	4,167	40,000	—		127,500	77,500		50,000	—	Equity Retainer: 100% Shares Remainder: 100% Cash
Ronald W. Tysoe(8)	60,000	40,000	70,000	78,000	—		248,000	188,000		—	60,000	Equity Retainer: 100% DSUs Remainder: 100% Cash
Total	860,000	573,333	666,667	882,000	10,000		2,992,000	831,200		359,000	1,791,800

Notes:

(1)	Mr. McCaughey does not receive compensation for his services as a director of CIBC. See the Summary Compensation Table on page 47 for Mr. McCaughey’s compensation as an officer of CIBC.

(2)	Includes all retainers and meeting fees, including those paid in CIBC common shares and/or DSUs.

(3)	Directors must receive the equity component of the annual retainer ($60,000) in the form of either CIBC common shares or DSUs.

(4)	Directors may elect to receive the cash component of the annual retainer ($40,000) in the form of cash, CIBC common shares or DSUs.

(5)	Ms. Bennett retired from the Board April 28, 2011.

(6)	Under CIBC’s Policy on Retiring Directors, a $10,000 donation was made in honour of a retiring director to a charity selected by the director, consistent with CIBC’s giving guidelines. The retiring director did not request the donation or receive any financial benefit from the donation.

(7)	Directors are paid fees owing to them for the fiscal quarter in which they leave the Board in the form of cash.

(8)	During fiscal 2008 a special committee was established to assess certain litigation matters. Committee members, including the committee chair, receive a flat fee of $25,000 per year and no additional compensation for service on this committee. Amounts paid to each committee member during fiscal 2011 are included in the column headed “Committee Member and Chair Retainers”.

(9)	During fiscal 2010 a special committee was established relating to CIBC’s strategic planning processes. Committee members, other than the Chair of the Board, receive a fee of $1,000 for each meeting attended and no additional compensation for service on this committee. Amounts paid to each committee member during fiscal 2011 are included in the column headed “Board, Committee and Non-Resident Attendance Fees”.

(10)	The Chair of the Board receives an annual retainer of $375,000. He does not receive any other compensation as a director, or in any other capacity from CIBC.

(11)	Ms. Stevenson joined the Board January 1, 2011.

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Director Compensation

Director equity ownership guideline

CIBC encourages its directors to have an equity ownership position in CIBC as a reflection of their commitment to CIBC. Under the director equity ownership guideline, a director is expected to invest half of the cash-eligible component of the director retainer in CIBC common shares and/or DSUs until the director owns CIBC common shares and/or DSUs having a value of $450,000, which is approximately four times the director retainer of $110,000 effective November 1, 2011. A director is expected to reach this level of equity ownership within five years of his or her appointment to the Board.

The following table sets out each director nominee’s equity ownership interest in CIBC (including DSUs) and any changes in ownership interest since February 17, 2011.

	Equity Ownership at February 15, 2012		Equity Ownership at February 17, 2011		Net Change in Equity Ownership
Name(1)	CIBC Common Shares(2) (#)	DSUs (#)	CIBC Common Shares (#)	DSUs (#)	CIBC Common Shares (#)	DSUs (#)	Value of Equity(3) ($)	Deadline to Meet Guideline
Brent S. Belzberg	3,500	17,987	3,500	14,513	—	3,474	1,585,526	Met Guideline
Gary F. Colter	12,685	—	12,274	—	411	—	936,026	Met Guideline
Dominic D’Alessandro	30,000	3,510	30,000	1,353	—	2,157	2,472,703	Met Guideline
Patrick D. Daniel(4)	1,000	5,021	1,000	2,727	—	2,294	444,290	August 26, 2014
Luc Desjardins	7,253	—	6,093	—	1,160	—	535,199	Met Guideline
Gordon D. Giffin	2,954	10,172	2,954	8,853	—	1,319	968,568	Met Guideline
Linda S. Hasenfratz	7,134	—	6,723	—	411	—	526,418	Met Guideline
Nicholas D. Le Pan	3,126	4,923	3,126	2,351	—	2,572	593,936	Met Guideline
John P. Manley	2,122	11,305	2,122	8,529	—	2,776	990,778	Met Guideline
Jane L. Peverett	—	4,096	—	1,926	—	2,170	302,244	February 26, 2014
Leslie Rahl	26	13,179	26	10,333	—	2,846	974,397	Met Guideline
Charles Sirois	55,156	24,148	54,602	18,104	554	6,044	5,851,842	Met Guideline
Katharine B. Stevenson	2,547	—	1,200	N/A	1,347	—	187,943	January 1, 2016
Ronald W. Tysoe	11,000	20,137	6,000	18,261	5,000	1,876	2,297,599	Met Guideline
Total	138,503	114,478	129,620	86,950	8,883	27,528	18,667,468

Notes:

(1)	Mr. McCaughey does not receive compensation for his services as a director and is, therefore, not eligible to participate in director compensation plans. Mr. McCaughey, as an officer of CIBC, is expected to meet the Executive Equity Ownership Guidelines described on page 35 of this Circular. Mr. McCaughey’s equity-based holdings are set out on page 51.

(2)	Information about shares beneficially owned, or shares over which control or direction is exercised, is not within the knowledge of CIBC and, therefore, has been provided by each director. These shares include, but are not limited to, shares received as compensation.

(3)	Equity value is based on the closing price of a CIBC common share on the TSX on December 31, 2011 ($73.79).

(4)	Mr. Daniel exercises control or direction over 2,000 CIBC Non-Cumulative Class A Preferred Shares, Series 27 (Series 27 Share) with an aggregate market value at February 15, 2012 of $51,980, based on the closing price of a Series 27 Share on the TSX on February 14, 2012 ($25.99).

CIBC PROXY CIRCULAR	26

EXECUTIVE COMPENSATION LETTER TO SHAREHOLDERS

TO OUR FELLOW SHAREHOLDERS:

CIBC’s executive compensation framework is designed to align executive pay to the execution of CIBC’s strategy and the creation of long-term shareholder value. In summary, this means:

•	we put a premium on the delivery of consistent and sustainable earnings;

•	we have designed incentives that reward performance without encouraging undue risk-taking;

•	we measure performance within the context of our lower risk profile and against CIBC’s business goals and objectives; and

•	we view compensation as an important component of our strategy to attract, motivate, retain and develop our key talent.

Responsibility for compensation at CIBC rests with the Board of Directors and the Management Resources and Compensation Committee (Committee). The Committee is comprised entirely of independent directors and is advised by an internationally recognized independent executive compensation expert.

In 2010, we initiated a practice of including this letter in our Management Proxy Circular because we believe in giving our shareholders the information they need to understand what we pay our executives, how we pay them, and why. While this initiative has been adopted by others, we intend to remain a market leader in our disclosure practices.

Risk and Compensation

CIBC’s first principle is to be a lower risk bank. In keeping with this objective, CIBC targets value creation for stakeholders by delivering on our strategic imperative of consistent and sustainable earnings over the long term.

Our executive compensation framework reinforces our lower risk appetite and strategic imperative:

•    annual cash bonuses are truly variable, and can be reduced to zero for short-term performance that does not meet expectations;

At CIBC, the implications of risk-taking are evaluated throughout the compensation decision-making process

•

our use of stock options is significantly below the median of our peer group – about 10% of total compensation for the Senior Executive Team (SET) – and with vesting deferred until three and four years from the date of grant, the payout value of option awards is subject to CIBC’s share price performance over a medium-to long-term business cycle;

•

performance share units vest three years from the date of grant, with the payout amount ranging from 75% to 125% of the number of units granted based on CIBC’s return on equity performance relative to industry peers over a three-year period and subject to CIBC’s share price performance;

•

the book value unit program introduced in 2009 for the SET aligns with CIBC’s focus on consistent and sustainable earnings, a strong balance sheet and a lower risk appetite by providing a consistent and reliable indicator of CIBC’s value over

27	CIBC PROXY CIRCULAR

Executive Compensation

the long term that is not subject to the influence of temporary market factors on share price; and

•	high equity ownership levels and large deferrals further mitigate risk-taking and strengthen alignment with our strategy.

At CIBC, the implications of risk-taking are evaluated throughout the compensation decision-making process for all employees. In 2011, reductions were made to the incentive funding pool and applied to individual compensation awards for operational risk issues that were assessed by the risk management department to be non-compliant with CIBC’s risk appetite. While CIBC does not expect misconduct or significant performance issues which would trigger these, our compensation plans allow for the claw back of prior compensation awards in those circumstances.

We encourage you to learn more about CIBC’s executive compensation framework for the SET beginning on page 36.

2011 Performance

CIBC delivered strong performance in 2011.

As discussed later in this report, net income for the year was $3.1 billion, an increase of 25.6% over 2010. This represents CIBC’s highest net income since 2007, and was achieved with our lower risk appetite in a year when several macroeconomic events constrained growth in the global banking sector.

CIBC ended the year in a very strong financial position, with Tier 1 and Total Capital ratios of 14.7% and 18.4%, respectively. CIBC has built this capital strength while delivering industry leading returns on equity of 19.4% in 2010 and 21.3% in 2011. At the same time,	In 2011, CIBC delivered net income growth of 25.6% and an industry-leading return on equity of 21.3%
CIBC has successfully executed a strategic growth plan that has included 111 new branch openings over the past four years, the purchase of a minority stake in The Bank of N.T. Butterfield & Son Limited, the buyout of CIT Business Credit Canada Inc.’s interest in an asset-based business lending joint venture, the expansion into MasterCard in our credit cards business and, most recently, the acquisition of a 41% stake in U.S.-based asset manager American Century Investments.

Strong financial results and the development of our lower risk culture are important but, to sustain these over time, high levels of customer satisfaction and employee engagement are critical. And in both of these areas, CIBC continued to make progress in 2011.

CIBC’s 2011 results are described in more detail beginning on page 41.

CEO Performance and Pay

The Board increased Gerry McCaughey’s total direct compensation target for 2011 by 12%, to $9.5 million, principally based on a review of his peer group and the advice of the Committee’s independent advisor. With this increase, Mr. McCaughey’s compensation target remained below the median of his peer group.

2011 total direct compensation for Mr. McCaughey was $10,010,000, comprised of a fixed base salary of $1,500,000, a performance-based annual cash incentive award of $3,404,000 and deferred and performance-based incentive compensation of $5,106,000 (representing 60% of total incentive compensation). Compared with 2010, Mr. McCaughey’s compensation was up 7.2%. This reflects the impact of his higher target, his leadership in delivering the strong CIBC performance described above, and his performance against his individual goals, as described beginning on page 43.

CIBC PROXY CIRCULAR	28

Executive Compensation

We believe CIBC’s track record of CEO pay demonstrates our pay-for-performance philosophy. The table below illustrates this by comparing the current value of compensation awarded to Mr. McCaughey over his six full years as CEO to shareholder returns over the same period:

Fiscal Year	Total Direct Compensation Awarded(1) ($)	Actual Total Direct Compensation Value at December 31, 2011(2) ($)	Value of $100
			Period	Mr. McCaughey(3) ($)	Shareholder(4) ($)
2006	9,050,000	7,107,486	10/31/2005 to 12/31/2011	79	135
2007	5,312,500	5,652,958	10/31/2006 to 12/31/2011	106	107
2008	8,160,000	13,319,841	10/31/2007 to 12/31/2011	163	89
2009	6,240,000	6,620,631	10/31/2008 to 12/31/2011	106	158
2010	9,337,000	8,927,495	10/31/2009 to 12/31/2011	96	131
2011	10,010,000	9,363,133	10/31/2010 to 12/31/2011	94	99
			Weighted Average	106	120

Notes:

(1)	Total Direct Compensation (TDC) is the sum of base salary and incentive compensation (annual cash bonus and deferred incentives) awarded for performance during the fiscal year.

(2)	Actual TDC Value is the sum of salary and annual cash bonus as well as the payout value of share units granted during the period (or current value if outstanding) and dividend equivalents, and the exercise value of stock options granted during the period (or the in-the-money value if outstanding).

(3)	Represents the actual value to Mr. McCaughey for each $100 awarded in TDC for the fiscal year indicated, as at the end of the period.

(4)	Represents the value of a $100 investment in CIBC common shares made on the first day of the period indicated, assuming reinvestment of dividends.

2011 Changes to the Senior Executive Team

In early 2011, the CEO recommended and the Board approved changes to CIBC’s Senior Executive Team that included new appointments and broadened roles:

•

Jim Prentice became a member of the SET in the role of Vice Chairman, with a mandate to expand CIBC’s relationships with corporate clients and provide leadership on public policy issues affecting CIBC and our clients;

•

Richard Nesbitt continued as a member of the SET, with an expanded role that includes Corporate Strategy, International and Treasury in addition to his responsibilities for Wholesale Banking, Technology and Operations, and Corporate Development;

•	David Williamson continued as a member of the SET in a new role as Group Head, Retail and Business Banking;

•	Victor Dodig became a member of the SET in the role of Group Head, Wealth Management; and

•	Kevin Glass became a member of the SET in the role of Chief Financial Officer.

It is the view of the Board that the SET is a strong, cohesive and seasoned group of leaders, committed to executing on CIBC’s strategic imperative to deliver consistent and sustainable earnings, without encouraging undue risk-taking.

The 2011 performance and compensation of Mr. McCaughey and the other SET members who are Named Executive Officers is described more fully beginning on page 43.

29	CIBC PROXY CIRCULAR

Executive Compensation

Developing our Most Important Asset

Compensation philosophy is an important element of CIBC’s strategy for attracting, retaining and motivating our key talent, but it is only part of our overall approach to investing in our human capital to drive long-term and sustainable success.

Over the past two years, the Committee and the Board have worked closely with management to design and implement a formal strategy for developing our people
and deepening CIBC’s leadership capabilities at all	CIBC’s Board is working closely with management to execute our talent strategy levels of the organization. In 2010, CIBC’s senior - executives and managing directors participated in a six-day, externally administered development program designed to enhance the leadership skills of CIBC’s executive team, as well as CIBC’s collective leadership development capability as an organization. In 2011, management expanded the program to include all executives and managing directors and to date over 300 of CIBC’s senior leaders have participated in the program.

CIBC has also partnered with a leading global business school to offer a Financial Services Leadership program, which combines academic and applied learning to equip CIBC’s next generation of leaders with the skills they need to execute our strategy, respond to global economic changes and capitalize on market opportunities.

In addition to these programs, the Committee has worked with management to define the critical experience required of CIBC’s current and future leaders, and to build a more robust succession planning process with enhanced talent metrics. Combined with a focus on overall employee engagement, we believe these to be key enablers of CIBC’s strategy to deliver consistent and sustainable earnings. In 2012, the Committee will continue to dedicate a significant amount of time to the topic of talent and ensuring that CIBC has the right leaders and the right people to deliver what matters to CIBC’s clients and our shareholders.

We believe CIBC’s executive compensation framework is working as intended. We will continue to enhance this framework over time to ensure it remains fully aligned with CIBC’s strategy and risk appetite, Financial Stability Board principles and other best practices.

On behalf of the members of the Committee and the full Board, we thank you for your continued support and welcome your feedback.

Sincerely,

Brent S. Belzberg Chair, Management Resources and Compensation Committee	Charles Sirois Chair of the Board

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COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis explains CIBC’s policies, processes and practices related to executive compensation, as well as the process for determining compensation for CIBC’s Senior Executive Team (SET). The SET is comprised of the Chief Executive Officer (CEO) and his direct reports, all of whom lead a strategic business unit (SBU) or an infrastructure support group, or have specific client strategy mandates. Each of the Named Executive Officers (NEOs) in the Summary Compensation Table on page 47 is a SET member.

At this time, CIBC does not plan to make any significant changes in fiscal 2012 to the executive compensation policies, processes and practices described herein, including our approach to CEO and SET pay.

Fiscal 2011 Performance	41

Fiscal 2011 Compensation for the Named Executive Officers	45

Tables	47

Non-GAAP Measures	63

Role of the Management Resources and Compensation Committee

The Committee is responsible for assisting CIBC’s Board of Directors in fulfilling its governance and supervisory responsibilities for the strategic oversight of CIBC’s human capital, including active oversight of CIBC’s compensation policies, processes and practices. The Committee’s key compensation-related responsibilities include:

•	establishing the compensation governance process;

•

reviewing, in a joint session with the Risk Management Committee (RMC), an assessment of CIBC’s business performance against CIBC’s risk appetite, control environment, and the underlying risks associated with business performance;

•	determining incentive compensation funding and allocations, based on the assessment of business performance and risk;

•	approving individual compensation for employees with compensation above a certain threshold;

•	approving, and recommending for Board approval, individual compensation for the SET and other key officers; and

•	approving, and recommending for Board approval, new material incentive compensation plans or changes to existing material plans.

A more detailed list of the Committee’s responsibilities is included in the Report of the Management Resources and Compensation Committee on page 20.

Independent advice

The Committee retains an internationally recognized compensation expert, Ira Kay, who has provided independent analysis and advice to the Committee since he became the Committee’s advisor in August 2006. Through his firm, Pay Governance LLC, Mr. Kay provides analysis and advice on compensation philosophy, peer groups, market compensation practices and levels, compensation targets, annual compensation recommendations for the CEO and other SET members, incentive compensation plan design including pay for performance and incentive goal calibration, supplemental pension benefits and other matters as requested by the Committee.

The table below reports the fees paid by the Committee over the past two years to Mr. Kay’s former employers and to his current consulting firm. Since July 1, 2010, Mr. Kay has provided services to the Committee solely through Pay Governance LLC and neither he nor Pay Governance LLC have worked on any other CIBC mandate.

Based on the foregoing and other considerations, the Committee believes Mr. Kay is independent for this purpose.

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Compensation Discussion and Analysis

	2011	2010(1)
Fiscal Year Fees	Pay Governance LLC ($)	Total ($)	Pay Governance LLC ($)	Ira T. Kay & Company ($)	Towers Watson ($)
Executive compensation-related fees	394,571	448,902	173,537	98,517	176,848
All other fees	—	206,231	—	—	206,231	(2)

Notes:

(1)	In January 2010, Mr. Kay established a new executive compensation consulting firm, Ira T. Kay & Company. For part of fiscal 2010, specific individuals at Towers Watson were designated to provide analytical and market information support to Mr. Kay and were precluded from working on other CIBC mandates. In July 2010, Pay Governance LLC was established with Mr. Kay as a managing partner and Towers Watson ceased providing support to the Committee.

(2)	Fiscal 2010 fees related to compensation surveys ($23,541), executive compensation and governance support to management ($161,739) and incidental services relating to U.S. actuarial and retirement inquiries ($20,951).

Director skills and experience

A diverse skill set of the Committee members assisted the Committee in fulfilling its mandate for fiscal 2011, including:

•	organizational leadership – experience in managing an organization;

•	risk management – experience in managing risk, particularly at a financial institution;

•	risk governance – an understanding of the Board’s role in the oversight of risk management principles and practices; and

•

human resources – an understanding of the principles and practices relating to human resources and/or experience in managing or overseeing human resources, including experience in compensation plan design and administration, leadership development, talent management, succession planning, and compensation decision-making including risk-related aspects.

The table below outlines the experience and skills of each Committee member:

Committee Member	Experience and Skills	Director Development and Stakeholder Engagement
Brent Belzberg (Chair)

•       Organizational leadership experience and human resources management skills as Senior Managing Partner and co-founder of a private equity firm

•       Compensation practices experience as former compensation committee member at another public company

•       Risk management and risk governance experience as a former member of CIBC’s RMC

The skills and experience represented by members collectively is enhanced through director development and stakeholder engagement. Highlights for 2011 included:

•       Director development sessions for Committee members on topics relevant to its mandate:

–   best practices in executive compensation design

–   updates on recent changes in the global regulatory environment and the implications of those changes for compensation

–   market pay trends for the CEO and other SET members

–   emerging trends in pension design

•       Participation by the Chair of the Committee and other Committee members in forums on talent, risk, emerging trends and governance (Deloitte Directors’ Series, Tapestry Networks)

•       Participation by the Chair of the Board, Chair of the Committee, and other Committee members in meetings with stakeholders such as regulators, shareholders and governance organizations to discuss their perspectives on CIBC’s approach to governance and executive compensation

Gary Colter

•       Organizational leadership experience as a former Vice Chairman of a major Canadian accounting firm and President of a corporate restructuring and strategy management consulting company

•       Compensation practices experience as former compensation committee member at another public company

•       Risk management and risk governance experience as a former member and Chair of CIBC’s RMC

Luc Desjardins	• Organizational leadership experience, human resources management skills and compensation practices experience as a CEO of a public company
Gordon Giffin

•       Compensation practices experience overseeing compensation process for a large U.S. government agency, administering compensation at a large continental law firm and as a compensation committee member at other public companies

•       Risk management and risk governance experience as a member of the risk committee of another public company

Linda Hasenfratz	• Organizational leadership experience, human resources management skills and compensation practices experience as a CEO of a public company

CIBC PROXY CIRCULAR	32

Compensation Discussion and Analysis

Alignment of Compensation Approach to Financial Stability Board Principles

In 2009, the Financial Stability Board (FSB) published its principles and associated standards for sound compensation practices. The FSB is an international body established to improve the stability of the global financial system and protect against excessive risk-taking. The Canadian members of the FSB are the Office of the Superintendent of Financial Institutions (OSFI), the Bank of Canada and the Federal Department of Finance. The table below describes CIBC’s approach to compensation using the FSB principles framework:

Key Elements of FSB Principles	CIBC Approach
Active board oversight

•    CIBC’s Board, Committee and Risk Management Committee provide active oversight of CIBC’s compensation policies, processes and practices for all employees, as set out in their mandates. For example, the Committee recommends and the Board approves any new material incentive compensation plans(1) or any amendments to such plans. Annually, the Committee reviews: 1) an assessment by CIBC’s control functions of compliance with regulatory requirements and with CIBC’s risk management, governance, control and policy requirements; and 2) scenario and/or back-testing analyses

Monitor and review of the compensation framework for intended outcomes

•    The Committee’s mandate requires an independent annual assessment of all material incentive compensation plans to ensure the plans: 1) align with CIBC’s strategy and risk appetite; 2) comply with regulatory requirements; and 3) are designed to pay an appropriate level of compensation for business performance achieved and risks undertaken. CIBC’s internal audit department develops and executes the audit plan and carries out these assessments, supported by outside consultants

•    When annual incentive compensation pools are being funded, or when plan changes are being considered, the Committee reviews back-testing and scenario analyses of material plans with a view to ensuring that the level of compensation to be paid aligns as intended with business results

•    Before the Committee determines compensation awards for the CEO and the other SET members for a fiscal year, back-testing and scenario analyses are reviewed and considered. For example, the sum of compensation paid and compensation outstanding (i.e., payouts of base salary, annual cash bonuses, dividends and deferred incentives as well as unrealized gains on vested and unvested deferred incentive compensation), is compared with the change in CIBC’s share price over a multi-year period to verify that actual compensation paid is consistent with what shareholders would have experienced over the same period

Independence of control functions

•    20% of the annual cash bonuses for the Chief Financial Officer (CFO), Chief Risk Officer (CRO) and Chief Administrative Officer (CAO) are based on an assessment by the Audit Committee Chair or RMC Chair, as applicable. These assessments are reviewed by the Chair of the Board

•    For the heads of the control functions, including the CFO, the CRO, the Chief Compliance Officer and the Chief Auditor, performance is assessed and compensation determined by the Committee based on the individual’s fulfillment of their governance accountabilities and overall CIBC results. CIBC further enhanced this process in 2011 by having the CAO and Executive Vice-President (EVP) Human Resources attest to the RMC or the Audit Committee, as applicable, that the Committee assessed the effectiveness of these individuals in relation to their governance accountabilities

•    Compensation for employees in the control functions, including risk, compliance, finance and audit, is determined based on overall CIBC results and the individual’s own performance and is independent of the results of the specific business supported

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Compensation Discussion and Analysis

Key Elements of FSB Principles	CIBC Approach
Compensation adjusted for all types of risk

•    As part of the quarterly incentive accrual process, the CFO and CRO assess business performance, including their views on the sustainability of earnings and all aspects of risk (e.g., market, credit, operational, reputation and liquidity risk) and the CAO assesses compliance with CIBC’s control framework, including regulatory compliance and internal audit issues. These assessments are presented first to the CEO for consideration in determining the aggregate incentive funding pool and allocations to the businesses, and subsequently to the Committee with the RMC Chair in attendance. In each quarter, the CRO or CAO may recommend adjustments to incentive compensation pools for any risk-taking that is counter to CIBC’s risk appetite or for any significant control breaches. In 2011, the CRO exercised this discretion in respect of certain operational risk incidents, which resulted in reductions to the incentive compensation awards of individuals directly responsible and their managers

•    As part of the annual review and approval of incentive pools, formal business scorecards are prepared and reviewed in a joint meeting of the Committee and the RMC. As part of this process, the risk management department completes independent assessments of the alignment of business performance with CIBC’s risk appetite metrics

•    The CEO may adjust the quarterly incentive compensation accruals or full year incentive compensation pools based on performance, risk and other criteria that have been approved by the Committee. Incentive compensation accruals, including any CEO adjustments, are subject to final review by the Committee and approval by the Board

•    Compensation decisions for the SET, other key control positions and employees whose compensation is above a certain threshold are determined using individual scorecards that include key risk measures

•    Non-adherence to CIBC’s policy, risk management and control framework is factored into compensation decisions for all employees

Compensation outcomes symmetric with risk outcomes

•    Annual cash bonuses for the CEO and the other SET members are variable and can range from zero to 150% of target. The annual cash bonus is also limited to no more than 40% of the total incentive award, with the remaining 60% or more of the award amount deferred in the form of share-based or book value-based awards that vest over three or four years

•    CIBC’s compensation plans include misconduct and performance claw back provisions that enable CIBC to recover compensation as follows:

–   Any employee who engages in misconduct that results in a significant financial loss to CIBC or causes a material restatement of CIBC’s financial statements is required to repay to CIBC upon demand the total value of any cash or deferred incentive payment made within the 12 months preceding the date on which CIBC determines that a significant loss has occurred or a material restatement is required. Gains arising from stock options that vested and were exercised within the 12-month period are also clawed back and all unvested and any outstanding deferred incentive compensation awards (i.e., Book Value Units (BVUs), Restricted Share Awards (RSAs), Performance Share Units (PSUs) and Deferred Share Units (DSUs)) that vested within the 12-month period are cancelled

–   In the event of an unexpected loss in a fiscal year for either CIBC, an SBU or a key line of business that equals or exceeds the aggregate of the last three years of Net Income Before Tax (NIBT), CIBC has discretion to cancel up to 100% of BVUs, RSAs and PSUs vesting in the following fiscal year for participants who contributed to the unexpected loss

CIBC PROXY CIRCULAR	34

Compensation Discussion and Analysis

Key Elements of FSB Principles	CIBC Approach
Compensation payouts aligned with time horizon of risks

•     A substantial portion of Total Direct Compensation (TDC) (the sum of base salary and incentive compensation awards) for all executives and Wholesale Banking Managing Directors is deferred, with the future payout value subject to CIBC’s future share price performance, future return on equity performance relative to the other major Canadian banks, or future changes to CIBC’s book value. All deferred incentive awards vest over a period of at least three years

•     In addition, all executives (including the SET) and Wholesale Banking Managing Directors are expected to meet the following minimum equity ownership levels:

	Executive Level	Multiple of Base Salary
	Chief Executive Officer	6.0 times
	Senior Executive Vice-President	3.0 times
	Executive Vice-President	2.5 times
	Senior Vice-President	2.0 times
	Vice-President	1.0 times
	Wholesale Banking Managing Director	2.0 times or fixed dollar value

      Under the equity ownership guidelines, all direct ownership of CIBC common shares, holdings within the Employee Share Purchase Plan (ESPP), share-equivalents in the RSA, PSU and DSU deferred incentive compensation plans, and indirect holdings qualify as share ownership. Newly appointed executives and external hires are expected to meet the guidelines within five years of appointment, while executives promoted to a more senior executive level are expected to meet the higher guidelines within three years of promotion

•     For the CEO and the other SET members, equity ownership guidelines extend into retirement. Mr. McCaughey is required to hold a minimum of $6,000,000 in CIBC common shares or share-equivalents for a two-year period after retirement (see page 57). For the other SET members, the minimum equity ownership levels for Senior Executive Vice-Presidents noted above must be maintained for one year after retirement

Compensation mix consistent with risk alignment

•     For all employees, annual cash bonuses are determined based on individual, SBU (i.e., Retail and Business Banking, Wealth Management or Wholesale Banking) and overall CIBC performance, while payout amounts of deferred incentive compensation are determined based on absolute and relative performance for CIBC overall

•     The SET compensation framework includes a reduced range of pay and reduced potential for year-over-year pay volatility relative to the peer group by having a higher proportion of fixed versus variable compensation

•     Deferral levels of 40% to 60% of incentive compensation are mandated for roles that have the potential to create a material risk for CIBC. For example, for the SET 60% of incentive compensation is deferred for at least three years and for Executive Vice-Presidents and senior leaders in Wholesale Banking 50% of incentive compensation is deferred for at least three years

•     CIBC’s use of stock options is significantly below the median of our peer group, with vesting deferred to 50% after each of the third and fourth anniversaries of the grant date

Policies / Contractual arrangements

•     The Change of Control Policy includes a “double trigger” (see page 58)

•     Guaranteed bonuses may not exceed 12 months and may only be used for new hires and, in exceptional circumstances, to address significant retention issues

•     The Personal Trading Policy prohibits any employee from using hedging strategies designed to monetize or reduce market risk associated with share-based compensation

Disclosure

•     CIBC provides shareholders with timely, simple and transparent information about our approach to compensation, beginning on page 36

•     Additional compensation disclosure relating to the FSB standards can be found beginning on page 60

Note:

(1)	A “material incentive compensation plan” is a formal compensation arrangement that covers 10% or more of CIBC’s employees, has an annual spend of $50 million or higher, or includes roles that have the potential to create a material risk for CIBC.

35	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Compensation Framework for the Chief Executive Officer and Senior Executive Team

CIBC’s compensation philosophy has three key objectives:

1.	reinforce CIBC’s strategy of consistent and sustainable earnings without encouraging undue risk-taking;

2.	align pay and performance; and

3.	support CIBC’s ability to attract, motivate and retain key talent.

In applying this philosophy, CIBC takes a comprehensive view of executive pay, using a combination of direct and indirect compensation to reward our executives for the sustained execution of CIBC’s strategy. The implications of risk-taking are evaluated explicitly at several stages of the compensation decision-making process to ensure executive pay decisions are aligned with CIBC’s risk appetite.

The table below describes how the individual components of CEO and SET pay are designed to align with performance and shareholder returns:

Total Direct Compensation
Base Salary Pay for role and individual proficiency

•       Determined at the beginning of the year at levels typically above the median of the relevant peer group to recognize SET members’ lower range of potential total pay and the Board’s decision to mitigate risk-taking by providing a higher proportion of fixed rather than variable pay

Annual Cash Bonus “At risk” award for annual business and individual performance

•       Targets confirmed at the beginning of the year and final amounts determined after year-end

•       The only variable component of TDC

•       Can be reduced to zero

•       Maximum 40% of total incentive award (any portion above 40% is converted to BVUs)

•       Ties payout to the achievement of business and individual performance goals through the use of business scorecards and individual scorecards which include risk metrics

Strategic Achievement Award “At risk” periodic award for mid-term strategy execution that results in sustained, enhanced performance

•       Awards are periodic in nature as performance will only be assessed over a multi-year period

•       Payout requires sustained performance through execution of specific mid-term strategic goals

•       None have been awarded to date

Deferred Incentive Awards

“At risk” payouts for medium- to long-term performance; subject to misconduct and, for certain plans, performance claw backs

Deferred incentive award levels are confirmed at the beginning of the year and are granted as fixed dollar values after the end of the year

Previous grants are not taken into account when determining new grants

Performance Share Units

•       Awarded annually

•       Three-year deferral period with cliff vesting at end of the period

•       Future payouts range from 75% to 125% of the number of initial units granted, based on future share price performance and return on equity (ROE) relative to CIBC’s peer group

•       Limits downside risk but also limits upside opportunity

•       Focuses executives on achieving sustained performance over the medium to long term

Book Value Units(1)

•       Awarded annually; first grants made for 2009

•       Three-year deferral period with cliff vesting at end of the period

•       Future payout based on growth in book value per share (adjusted for dividends, share issuances and share repurchases) from grant date through vesting date

•       Rewards sustainable earnings growth using a value-based measure other than share price performance, since share price can be influenced in the short term by factors outside of management’s control

Stock Options

•       Small percentage of TDC

•       Awarded annually

•       10-year term

•       Beginning with grants made in December 2010, vesting is 50% at each of the third and fourth anniversaries of the grant date (previously options vested 25% annually)

•       Future gain based on CIBC share price performance from grant date through exercise date

•       Zero realizable value unless the share price increases over the longer term

CIBC PROXY CIRCULAR	36

Compensation Discussion and Analysis

Indirect Compensation
Benefits and Perquisites

•       Competitive flex-benefit program, as provided to all employees in Canada, to support health and well-being

•       Consistent with our peer group (as described below), SET members are provided with a club membership, annual health assessment and automobile benefits as part of CIBC’s standard executive perquisite offering in Canada. The perquisite policy provides that any personal use by the CEO of the CIBC plane is subject to its availability and reimbursement by him

Retirement Income Programs

•       Market-competitive pension arrangements (defined benefit plan or group RRSP), as provided to all employees in Canada

•       The Supplemental Executive Retirement Plan (SERP), as provided to Canadian executives at the level of Senior Vice-President and above, is generally consistent with our peer group (as described below) with one exception. CIBC employs a more prudent approach to the earnings used to calculate the SERP pension benefit. CIBC’s pensionable earnings are capped at a fixed dollar limit rather than being calculated as a percentage of pensionable earnings without a limit. This means SERP pension benefits at CIBC do not automatically escalate with increases in compensation

Note:

(1)	The Book Value Plan, introduced in 2009 as part of the new SET compensation framework, is a unit-based plan that provides a link to an operating measure rather than a share price-based measure.

Book value is generally defined as the net asset value of a company, which increases or decreases based on the company’s financial results. Book value per share represents a company’s cumulative long-term earnings power and is often described as a company’s “intrinsic value”. The Committee believes book value is a consistent and reliable indicator of a company’s value over the long term and is not subject to the influence of temporary market factors on share price.

CIBC uses this plan because it believes book value reinforces our focus on consistent and sustainable earnings, a strong balance sheet and a low risk business strategy. Book value rewards or penalizes participants for business factors they can control and it balances CIBC’s deferred incentive awards with a measure that is more closely tied to long-term sustainable value creation than share price, thus responding to the concerns raised by governance advocacy groups that recipients of deferred incentives based on share price have benefited from increases in equity market values that had limited correlation to corporate performance.

The Committee’s independent advisor conducted analyses to test whether the Book Value Plan mitigated volatility of payouts under a variety of scenarios. The advisor concluded, and subsequent analysis confirms, that the program should result in payouts that are less volatile year-over-year than a share-based program, while focusing participants on performance as measured by long-term value creation.

Benchmarking compensation to peer groups

Compensation for the CEO and the other SET members is evaluated relative to companies in the financial services sector that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, the peer group for the CEO and the CFO is the other four major Canadian banks (BMO Financial Group, RBC Financial Group, Scotiabank and TD Bank Financial Group) and the two largest Canadian insurance companies (Manulife Financial and Sun Life Financial). Other SET members are benchmarked against the other four major Canadian banks.

CIBC’s roles are compared with peer roles using two different methodologies, to address the differences in organizational structures and job scope. Benchmarking is performed by The Hay Group, an external service provider that regularly conducts a syndicated study for Canada’s large financial institutions.

Compensation mix

The table below summarizes the target TDC mix for the CEO and the other SET members for fiscal 2011:

	Base Salary (Fixed) A	Annual Cash Bonus (Variable) B	Performance Share Units (Fixed) C	Book Value Units (Fixed) D	Stock Options (Fixed) E	Total (Fixed + Variable) F = A+B+C+D+E	Total Cash G = A+B	Total Deferred Incentives (Fixed) H = C+D+E	Deferred as a % of Total Incentives I = H / (F-A)
CEO	16%	34%	20%	20%	10%	100%	50%	50%	60%
SET – SBUs	10%-26%	30%-34%	18%-22%	18%-22%	9%-11%	100%	44%-56%	44%-56%	60%-62%
SET – Infrastructure and Other	25%-38%	25%-30%	15%-18%	15%-18%	8% - 9%	100%	54%-62%	38%-46%	60%-63%

The lower variability in the SET compensation framework is aligned with CIBC’s strategy of consistent and sustainable earnings. In general, pay ranges for the SET are lower than the relevant peer group, but include higher fixed compensation (i.e., base salary and deferred incentive compensation). The lower value of deferred incentive compensation at grant limits future upside potential and results in more predicable and less volatile pay over time.

37	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Establishing Total Direct Compensation ranges

At the beginning of each year, management recommends for Committee review and Board approval a TDC target for each SET member. A ”target” is the level of TDC typically awarded for business and individual performance that “meets expectations”. Targets are revised only with role changes or significant market changes. Consistent with the lower volatility of CIBC’s SET compensation design, targets are generally established at the lower end of the range for the relevant peer group, based on a trailing three-year period. After target TDC is determined for each SET member, the minimum and maximum TDC is a function of the variable annual cash bonus which can range from zero to 150% of the target annual cash bonus. For example, a target TDC of $3 million with a target annual cash bonus of 33% (or $1 million) and fixed compensation (i.e., base salary plus deferred incentives) of 67% (or $2 million) would result in the following TDC range:

Minimum (zero annual cash bonus):                (0% X $1,000,000) + $2,000,000 (fixed) = $2,000,000

Maximum (150% annual cash bonus):             (150% X $1,000,000) + $2,000,000 (fixed) = $3,500,000

Minimum TDC is typically awarded in a year when performance is below expectations and maximum TDC may be awarded in a year when business and individual performance substantially exceed expectations. Since at least 60% of the total incentive award must be deferred in the form of share-based awards (PSUs or stock options) or BVUs, any portion of the annual cash bonus in excess of 100% of target is deferred in the form of additional BVUs, as it was for both fiscal 2011 and fiscal 2010.

The Committee and the Board have discretion to pay below the minimum or above the maximum TDC in extraordinary circumstances. This discretion was exercised in fiscal 2007 when the Committee and the Board reduced TDC for some SET members to below the minimum level.

Determining the Annual Cash Bonus

For the CEO and the other SET members, the annual cash bonus is derived from an assessment of individual and business performance scorecards and resulting multipliers. The Committee makes a final determination of the performance multipliers using judgment of quantative and qualitative factors. In addition, SET members in key control functions are subject to independent performance assessments by the chairs of the Board committees to which they report.

The weighting of individual and business performance, as well as the Board committee assessments for the key control functions, is predefined for each SET member as follows:

	CIBC	Retail and Business Banking	Wealth Management	Wholesale Banking	Individual	Board Committee
President & CEO	80%	—	—	—	20%	—
Senior Executive Vice-President & Group Head, Retail and Business Banking	40%	40%	—	—	20%	—
Senior Executive Vice-President & Group Head, Wealth Management	40%	—	40%	—	20%	—
Senior Executive Vice-President & Group Head, Wholesale, International, and Technology and Operations	50%	—	—	30%	20%	—
Senior Executive Vice-President & CFO	60%	—	—	—	20%	20%
Senior Executive Vice-President & CRO	60%	—	—	—	20%	20%
Senior Executive Vice-President & CAO and General Counsel	60%	—	—	—	20%	20%
Senior Executive Vice-President & Advisor to the CEO’s Office	40%	20%	—	20%	20%	—
Senior Executive Vice-President & Vice Chairman	80%	—	—	—	20%	—

Determining the annual cash bonus for each SET member is a four step process:

Step One	Assessment of business performance leads to business performance multipliers

Business scorecards

The performance of CIBC and the SBUs is evaluated using business scorecards. The scorecards measure performance across four categories – financial results (50% weighting), execution of risk appetite (20%), customer satisfaction (20%) and employee engagement (10%) – using publicly stated objectives as reported on page 8 of CIBC’s Annual Report and other key metrics that are regularly used by management and the Board to monitor business performance. Results in each category are assessed against the Board-approved business plan (where applicable), the prior year, the prior three years, and relative to peers or industry benchmarks.

CIBC PROXY CIRCULAR	38

Compensation Discussion and Analysis

The Committee approves the business scorecards at the beginning of each fiscal year. The chart below shows the performance categories and the related key performance measures approved for fiscal 2011:

Performance Categories	CIBC	Retail and Business Banking	Wealth Management	Wholesale Banking
Financial results (50%)	• Revenue • Expenses • Net income and earnings per share • Return on equity • Total shareholder return(1)	• Revenue • Operating leverage(2) • Net income	• Revenue • Operating leverage(2) • Net income	• Revenue • Expenses • Net income
Execution of risk appetite (20%)	• Capital ratios • Risk-adjusted return on capital(3) • Loan losses • Operational losses	• Risk-adjusted return on capital(3) • Loan losses • Operational losses	• Risk-adjusted return on capital(3) • Operational losses	• Risk-adjusted return on capital(3) • Loan losses • Operational losses • Trading value at risk (VaR)(4)
Customer satisfaction (20%)	Measured at SBU level	• Customer service index(5) • Market share	• Market share	• Market share (league tables) • Brendan Wood International survey results
Employee engagement (10%)	• Employee Commitment Index from CIBC and SBU employee surveys • Employee turnover

Notes:

(1)	Assumes dividends reinvested.

(2)	Revenue growth less non-interest expense growth.

(3)	Net income divided by economic (risk-based) capital.

(4)	Generally accepted risk measurement concept that uses statistical models to estimate the distribution of possible returns on a portfolio at a given level of confidence.

(5)	Metric measured by an independent industry research firm.

Business performance multipliers

At the end of each year, the CFO, CRO, CAO and EVP Human Resources review the business scorecards for CIBC and the SBUs with the CEO and recommend, for the CEO’s review and approval, performance ratings and associated business performance multipliers for each of the four performance categories, using the following scale:

Range of Business Performance Multipliers
Above Expectations	Met Expectations	Below Expectations
125% – 150%	100%	0% – 75%

An aggregate business performance multiplier is then calculated for each of CIBC, Retail and Business Banking, Wealth Management and Wholesale Banking based on the component weightings and reviewed at a joint meeting of the Committee and the RMC in November, where judgment may be applied to adjust management’s recommendation. The Committee reviews the multipliers again at its December meeting where they are approved, with any modifications the Committee or RMC chair may deem appropriate, and recommended to the Board for approval.

Step Two	Assessment of individual performance leads to individual performance multipliers

At the beginning of each year, the CEO and the other SET members establish individual goals, including performance objectives and related measures, which are captured in individual scorecards. The CEO’s scorecard is reviewed and approved by the Committee and the Board. The scorecards of the other SET members are reviewed and approved by the CEO and a summary is reviewed by the Committee.

Individual performance assessments and multipliers

At the end of the year, the CEO and the other SET members complete self-assessments of their performance against their individual scorecard objectives, and set out key accomplishments, challenges, factors affecting performance and key areas of focus for the next year.

39	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Following a review of individual scorecards by the CEO and EVP Human Resources, the CEO recommends a performance rating and associated individual performance multiplier for each SET member using the following scale:

Range of Individual Performance Multipliers
Exceptional	Exceeded Expectations	Successfully Met Expectations	Below Expectations (no annual cash bonus paid)
150%	120% – 135%	100% – 110%	0%

Individual performance dashboards, recommended performance ratings and associated individual performance multipliers for the SET are then presented to the Committee and Board for review and approval. The CEO’s scorecard is presented to the Committee and Board who determine the CEO’s performance rating and individual performance multiplier.

Board committee assessments

Before individual performance multipliers are determined for the SET members in key control functions (the CAO, CFO and CRO) their individual performance is assessed by the Audit Committee chair or the RMC chair, as applicable. The committee chairs evaluate how well these SET members have performed their governance accountabilities, and assign a multiplier for that scorecard component based on the same scale used for individual performance ratings by the CEO.

Step Three	Annual cash bonus is calculated based on business and individual performance

Once business, individual and Board committee assessments are completed, and the corresponding business and individual performance multipliers are assigned, the annual cash bonus is calculated as follows:

Annual Cash Bonus Target ($)	X	Weighted Performance Multiplier (0% – 150%)	=	Annual Cash Bonus Award ($)
Varies by role		CIBC Multiplier x CIBC Weighting + SBU Multiplier x SBU Weighting + Individual Multiplier x Individual Weighting + Board Multiplier x Board Weighting		Payouts range from 0% – 150% of Annual Cash Bonus Target

Step Four	Calculated annual cash bonus and resulting TDC is assessed for reasonableness

The CEO completes a review of the SET annual cash bonuses and TDC for reasonableness. The Committee then completes a final review and determination of the CEO and the other SET members bonuses and TDC, including an assessment of reasonableness, a process that includes obtaining feedback from its advisor and a review of scenario analysis and back-testing of individual compensation to ensure the recommended compensation achieves the intended outcomes. The Committee has discretion to increase or decrease TDC recommendations in extraordinary circumstances, such as material changes in business performance, major regulatory or risk failures, exceptional achievements that may warrant a Strategic Achievement Award, or to address unique or unexpected market events.

The Committee then presents its TDC recommendations for the CEO and the other SET members to the Board for approval.

CIBC PROXY CIRCULAR	40

Compensation Discussion and Analysis

Fiscal 2011 Performance

Evaluation of fiscal 2011 business performance

Based on their assessment of the business performance of CIBC and the SBUs, the Committee, RMC and Board concurred with the CEO’s recommendations and assigned the following performance ratings and multipliers for fiscal 2011:

Performance Categories	CIBC	Retail and Business Banking	Wealth Management	Wholesale Banking
Financial results	Above expectations	Met expectations	Above expectations	Met expectations
Execution of risk appetite	Met expectations	Met expectations	Met expectations	Met expectations
Customer satisfaction	Met expectations	Met expectations	Above expectations	Above expectations
Employee engagement	Above expectations	Above expectations	Above expectations	Above expectations
Overall assessment	Above expectations	Met expectations	Above expectations	Met expectations
Overall multiplier	115%	103%	120%	108%

The tables that follow describe the fiscal 2011 performance of CIBC and the SBUs against the key business scorecard measures on page 39. References to “plan” are to the Board-approved financial plan for fiscal 2011.

In assessing financial performance, the Committee and RMC consider both reported results which are in accordance with Canadian generally accepted accounting principles (GAAP) and “adjusted” results. Adjusted results are non-GAAP financial measures that management believes are useful to assess core operating performance. The Committee and Board find these non-GAAP measures useful in analyzing the operating performance of CIBC and the SBUs. A reconciliation of GAAP to non-GAAP measures is included beginning on page 63.

CIBC overall

In supporting an overall CIBC performance rating of “Above expectations” and a 115% performance multiplier, the Committee weighed CIBC’s strong performance against financial and risk metrics with our progress in developing a strong lower-risk culture, improving customer satisfaction and sustaining high levels of employee commitment.

Performance Categories	Key Performance Measures
Financial results

•   Revenue (TEB)(1) of $12.4 billion was up 2% on a reported basis, and 4% on an adjusted basis(1) from 2010

•   Net income of $3.1 billion was up 26% on a reported basis, and 17% on an adjusted basis(1), from 2010. Net income exceeded plan and year-over-year adjusted earnings growth(1) was second highest among the major Canadian banks

•   Reported cash earnings per share of $7.39 were up 24% from 2010 and exceeded plan

•   Reported return on equity of 21.3% was up 190 basis points from 2010 and led the major Canadian banks

•   2011 total shareholder return of 0.4% exceeded the S&P/TSX Banks Index return of 0.1%. On a rolling three year basis, total shareholder return of 61.0% exceeded the Index return of 42.5%

Execution of risk appetite

•   Tier 1 and Total Capital ratios(2) of 14.7% and 18.4%, respectively, at October 31, 2011, led all the Canadian banks and most global banks

•   Well positioned for new capital and liquidity standards established by the Basel Committee on Banking Supervision for implementation in 2015 through 2019

•   Loan loss ratio on a managed basis(1) of 48 basis points improved from 56 basis points in 2010

•   Risk-adjusted return on capital of 33% was up from 28% in 2010

•   All credit ratings confirmed and rating outlook from Moody’s Investor Services upgraded from negative to stable

Customer satisfaction	See SBU commentary below
Employee engagement

•   Record participation in the annual employee survey

•   Employee Commitment Index increased from 2010, the sixth consecutive year of improvement

•   Voluntary employee turnover of top talent was down from 2010

Notes:

(1)	See page 63 of this Circular for a reconciliation of GAAP to non-GAAP measures.

(2)	Regulatory capital ratios as defined on page 234 of CIBC’s 2011 Annual Report.

41	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Retail and Business Banking

In supporting an overall Retail and Business Banking performance rating of “Met expectations” and a 103% multiplier, the Committee weighed the strong overall performance in business banking with the solid results in personal banking.

Performance Categories	Key Performance Measures
Financial results	• Revenue of $8.0 billion was up 5% from 2010 • Operating leverage of negative 0.5% compared to positive 1.6% in 2010 • Net income of $2.1 billion was up 15% from 2010 and above plan
Execution of risk appetite	• Loan losses of $1.1 billion were down 10% from 2010 • Risk-adjusted return on capital of 57% was up from 54% in 2010 • Operational losses of $55 million were down from $79 million in 2010
Customer satisfaction

•      In Retail Banking:

–  customer satisfaction measures improved from 2010 but were below targets set at the beginning of the year

–  market share increased from 2010 in insurance and branch-based mortgages and deposits, and declined from 2010 in card products, lending and broker-originated mortgages

•      In Business Banking:

–  customer satisfaction measures were up from 2010 and above targets set at the beginning of the year

–  market share increased from 2010 in both lending and deposits

Employee engagement	• Employee Commitment Index increased from 2010 • Voluntary employee turnover of top talent was down from 2010

Wealth Management

In supporting a Wealth Management performance rating of “Above expectations” and a 120% performance multiplier, the Committee assessed the overall strong performance in the context of a better market environment in 2011 than 2010.

Performance Categories	Key Performance Measures
Financial results	• Revenue of $1.6 billion was up 11% from 2010 • Operating leverage of 3.9% was up from 0.8% in 2010 • Net income of $279 million was up 24% from 2010 and above plan
Execution of risk appetite	• Risk-adjusted return on capital of 27% was up from 21% in 2010 • Operational losses of $7 million were down from $8 million in 2010
Customer satisfaction

•      In mutual funds:

–  market share of assets under management increased to 7.2% from 6.9% in 2010

–  market share of long-term sales increased to 15.5% from 10.9% in 2010

•      In full-service brokerage, market share of assets under administration decreased to 15.2% from 15.6% in 2010

•      In self-directed brokerage, market share of assets under administration increased to 6.2% from 5.9% in 2010

Employee engagement	• Employee Commitment Index increased from 2010 • Voluntary employee turnover of top talent was down from 2010

CIBC PROXY CIRCULAR	42

Compensation Discussion and Analysis

Wholesale Banking

In supporting a Wholesale Banking performance rating of “Met expectations” and a 108% performance multiplier, the Committee weighed the strong revenue and net income growth from 2010 with the shortfall against a challenging 2011 plan. The Committee also considered Wholesale Banking’s effective management of risk in a difficult market environment in setting a performance multiplier at the higher end of the range for having met expectations.

Performance Categories	Key Performance Measures
Financial results

•   Revenue (TEB)(1) of $2.1 billion was up 17% from 2010. Adjusted revenue (TEB)(1) of $2.0 billion was up 7% from 2010

•   Non-interest expenses of $1.2 billion were up 4% from 2010. Adjusted non-interest expenses(1) of $1.1 billion were up 3% from 2010

•   Net income of $565 million was up 65% from 2010 but below plan. Adjusted net income(1) of $659 million was up 32% from 2010 but below plan

Execution of risk appetite

•   Loan losses of $32 million were down from $88 million in 2010 and better than plan. Adjusted loan losses(1) were $7 million (no adjustments for 2010)

•   Risk-adjusted return on capital of 25% was up from 14% in 2010

•   Operational losses of $9 million were down from $44 million in 2010

•   Trading VaR(2) of $6.5 million was up from $4.2 million in 2010 but remained well below industry and CIBC historical levels

Customer satisfaction

•   Achieved strong league table performance in Canada, with a #1 ranking in equity new issues, equity trading and M&A, a #2 position in government debt new issues and a #3 ranking in corporate debt new issues and corporate loan syndication

•   Business lending ranking remained at #5 although the gap to #3 was reduced

Employee engagement	• Employee Commitment Index increased from 2010 • Voluntary employee turnover of top talent was down from 2010

Notes:

(1)	See page 63 for a reconciliation of GAAP to non-GAAP measures.

(2)	Generally accepted risk management concept that uses statistical models to estimate the distribution of possible returns on a portfolio at a given level of confidence as a measure of the market risk of a portfolio. The majority of the year-over-year increase of $2.3 million in trading VaR is attributable to a methodology change in the first quarter of 2011.

Evaluation of Individual Performance of the Named Executive Officers

The Committee and Board rated the NEOs as having either “Successfully Met Expectations“ or “Exceeded Expectations” based on their individual performance against the objectives outlined below and, where applicable, assessments by Board committees of performance against their governance responsibilities.

The 2011 performance objectives for Mr. McCaughey, Mr. Williamson (in his current role) and Mr. Nesbitt were as follows:

•	meet or exceed the 2011 Board-approved business plan;

•	identify and implement initiatives focused on improving market share;

•	maintain or improve CIBC’s reputation with external stakeholders; and

•	advance CIBC’s talent management strategy.

The 2011 performance objectives for Mr. Glass (in his current role) and Mr. Capatides were as follows:

•	meet the 2011 Board-approved operating expense budget;

•	support CIBC’s strategies by maintaining a strong control environment;

•	maintain or improve CIBC’s reputation with external stakeholders; and

•	advance CIBC’s talent management strategy.

43	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Mr. McCaughey

As the President and CEO of CIBC, Mr. McCaughey is responsible, and accountable to shareholders through the Board of Directors, for developing and executing CIBC’s strategic priorities and leading the day-to-day operational activities of CIBC.

In 2011, Mr. McCaughey furthered CIBC’s priorities. His strong leadership of the SET and the entire CIBC organization was instrumental to CIBC’s achievement of consistent and sustainable earnings throughout the year and the alignment of performance with CIBC’s first principle of being a lower-risk bank. Mr. McCaughey was the driving force behind many initiatives to grow and optimize CIBC’s capital, while strengthening the competitiveness of CIBC’s core businesses and positioning them for profitable growth.

Mr. McCaughey recommended, and the Board approved, changes to the SET in 2011 to build on business performance and provide expanded roles and mandates in support of advancing CIBC’s strategy of consistent and sustainable earnings. He also actively contributed to the development of a multi-year talent strategy for CIBC that combines activities in the areas of succession planning, leadership development and talent management into a comprehensive plan that is fully integrated with CIBC’s business priorities.

Mr. Glass

As the CFO of CIBC, Mr. Glass is responsible for the financial governance of CIBC, including financial planning and analysis, tax planning and compliance, management and regulatory reporting, maintaining accounting records and liaising with CIBC’s investors.

Mr. Glass was appointed CFO and became a member of the SET at the end of March 2011, having previously held the role of Executive Vice-President, Finance Shared Services. During his seven months as Senior Executive Vice-President and CFO, Mr. Glass has effectively led the finance department through a period of changing roles and accountabilities, demonstrated strong partnership with CIBC’s senior leaders and provided the SET with valued advice on financial and disclosure matters. He has received positive feedback from CIBC’s Board, the investment community and other stakeholders on the capabilities he has brought to his new role.

Mr. Williamson

As the Group Head of Retail and Business Banking, Mr. Williamson is responsible for leading CIBC’s personal and business banking operations in Canada. Mr. Williamson was appointed to his current role at the end of March 2011, having previously held the role of CFO since joining CIBC in 2008.

During his first seven months leading Retail and Business Banking, Mr. Williamson has made changes to his management team that have renewed focus on CIBC’s goal of deepening client relationships. He has also supported Mr. Glass’ transition to CFO. He has worked effectively with the CEO and the leaders of CIBC’s other SBUs on strategy development, as well as with the CRO to ensure that CIBC’s Retail and Business Banking growth objectives are aligned with CIBC’s risk appetite.

Mr. Nesbitt

As the Group Head of Wholesale, International, and Technology and Operations, Mr. Nesbitt is responsible for the global operations of Wholesale Banking, Technology and Operations, Strategy and Corporate Development, CIBC’s International Operations including CIBC FirstCaribbean, and Treasury.

Mr. Nesbitt has led CIBC’s Wholesale Banking business since joining CIBC in January of 2008. Over that time, he has repositioned the risk profile of the business to deliver consistent and sustainable earnings. In 2011, Mr. Nesbitt reorganized the Wholesale Banking leadership team, promoting key talent to expanded roles to further advance the business’s client-focused growth strategy, and led Wholesale Banking’s delivery of solid, risk-controlled results amid the backdrop of difficult and volatile market conditions. In his other areas of responsibility, Mr. Nesbitt led the advancement of several strategic initiatives, including leadership changes, the implementation of major technology projects and activities to optimize and position CIBC’s platform outside of Canada for future growth.

Mr. Capatides

As the CAO and General Counsel for CIBC, Mr. Capatides has overall responsibility for the Legal, Compliance, Controls, Internal Audit and Human Resources functions across CIBC, and oversees CIBC’s Privacy, Ombudsman and Corporate Secretary functions.

In 2011, Mr. Capatides performed well across his areas of responsibility. He supported the advancement of CIBC’s talent strategy, strengthened collaboration across the SET on several Enterprise-wide initiatives that supported CIBC’s business strategies, generated cost savings, streamlined operational processes and enhanced governance and controls. Mr. Capatides’ effective management of CIBC’s reputation and legal risk has strengthened the assessment of CIBC’s performance and progress in these areas by regulators, investors and other external stakeholders.

CIBC PROXY CIRCULAR	44

Compensation Discussion and Analysis

Fiscal 2011 Compensation for the Named Executive Officers

The following tables show the decisions made by the Committee and Board for each NEO, including incentive award amounts and ratios of actual to target TDC:

Gerry McCaughey President & CEO	Base Salary ($)	Annual Cash Bonus(1) ($)	Mid-Term Incentives(2) ($)	Stock Options ($)	Total Incentive ($)	Total Direct Compensation ($)	% of Target Total Direct Compensation	Deduction to Incentive Compensation for SERP ($)
2011	1,500,000	3,404,000	4,146,000	960,000	8,510,000	10,010,000	105	N/A
2010	1,500,000	3,134,800	3,842,200	860,000	7,837,000	9,337,000	110	N/A
2009	1,500,000	990,000	3,000,000	750,000	4,740,000	6,240,000		N/A

Kevin Glass CFO	Base Salary(3) ($)	Annual Cash Bonus(1) ($)	Mid-Term Incentives(2) ($)	Stock Options ($)	Total Incentive ($)	Total Direct Compensation ($)	% of Target Total Direct Compensation	Deduction to Incentive Compensation for SERP ($)
2011	417,000	486,000	594,833	134,167	1,215,000	1,632,000	104	N/A

David Williamson Group Head, Retail and Business Banking	Base Salary ($)	Annual Cash Bonus(1) ($)	Mid-Term Incentives(2) ($)	Stock Options ($)	Total Incentive ($)	Total Direct Compensation ($)	% of Target Total Direct Compensation	Deduction to Incentive Compensation for SERP ($)
2011	750,000	1,078,000	1,302,833	314,167	2,695,000	3,445,000	103	N/A
2010	750,000	875,200	1,062,800	250,000	2,188,000	2,938,000	107	N/A
2009	750,000	450,000	880,000	220,000	1,550,000	2,300,000		N/A

Richard Nesbitt Group Head, Wholesale, International, and Technology and Operations	Base Salary ($)	Annual Cash Bonus(1) ($)	Mid-Term Incentives(2) ($)	Stock Options ($)	Total Incentive ($)	Total Direct Compensation ($)	% of Target Total Direct Compensation	Deduction to Incentive Compensation for SERP(4) ($)
2011	750,000	2,786,884	3,362,350	817,975	6,967,209	7,925,000	106	207,791
2010	750,000	2,422,137	2,914,964	718,242	6,055,343	7,959,000	106	1,153,657
2009	750,000	1,133,503	1,864,085	466,021	3,463,609	5,425,000		1,211,391

Mike Capatides CAO and General Counsel(5)	Base Salary (US$)	Annual Cash Bonus(1) (US$)	Mid-Term Incentives(2) (US$)	Stock Options (US$)	Total Incentive (US$)	Total Direct Compensation (US$)	% of Target Total Direct Compensation	Deduction to Incentive Compensation for SERP(4) (US$)
2011	750,000	840,000	1,010,000	250,000	2,100,000	2,850,000	104	N/A
2010	750,000	860,000	1,040,000	250,000	2,150,000	2,900,000	105	N/A
2009	750,000	136,965	754,864	188,716	1,080,545	2,425,000		594,455

Notes:

(1)	A portion of the fiscal 2011 and fiscal 2010 annual cash bonus awards was converted to BVUs to meet the minimum 60% incentive deferral rate.

(2)	Includes BVUs and PSUs.

(3)	Mr. Glass’ salary represents five months at $300,000 and seven months at $500,000, reflecting his appointment as CFO and a member of the SET on March 28, 2011.

(4)	In recognition of prior CIBC service, Mr. Nesbitt and Mr. Capatides have been provided with SERP benefits, the value of which is offset through deductions to their annual cash bonus, mid-term incentives and stock option awards.

(5)	Mr. Capatides’ compensation is determined and paid to him in U.S. dollars, as reported in the table above. The Canadian equivalent amounts are reported in the Summary Compensation Table on page 47.

45	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Back-testing of NEO Total Direct Compensation versus Total Shareholder Return (TSR)

The chart below compares CIBC’s cumulative TSR over the five-year period from November 1, 2006 through October 31, 2011, with the cumulative TSRs of the S&P/TSX Composite Index and S&P/TSX Composite Banks Index over the same period. The change in annual NEO Total Direct Compensation over this same period demonstrates the alignment of pay with performance.

Notes:

(1)	With dividends reinvested.

(2)	CIBC NEO Total Direct Compensation is the sum of base salary, annual cash bonus, mid-term incentives, grant date value of stock options plus the value of any SERP benefit. For comparability of annual amounts, the lowest paid NEO has been excluded for 2008 as CIBC reported six NEOs for that year. The figures set out above show 2006 CIBC NEO Total Direct Compensation expressed as $100 compared to Total Direct Compensation for subsequent years.

Cost of Management Ratio (COMR)(1)

The table below summarizes NEO compensation as a percentage of net income over the past three years. While the composition of the NEOs may change from year to year, the fixed definition of executives included in this group allows for the comparability of compensation amounts.

Fiscal Year	NEO Compensation(2) ($000’s)	Net income ($000’s)	NEO Compensation as a Percentage of Net Income(3)
2011	25,820	3,079,000	0.84%
2010	27,696	2,452,000	1.13%
2009	19,615	1,174,000	1.67%

Notes:

(1)	COMR is not a defined term under Canadian securities legislation and is not a Canadian GAAP measure. As a result, CIBC’s COMR may not be directly comparable to that of other companies.

(2)	CIBC NEO Total Direct Compensation is the sum of base salary, annual cash bonus, mid-term incentives, grant date value of stock options plus the value of any SERP benefit.

(3)	COMR based on adjusted net income was 0.84% for 2011, 1.04% for 2010 and 0.82% for 2009. A reconciliation of reported to adjusted net income is provided beginning on page 63.

CIBC PROXY CIRCULAR	46

TABLES

Summary Compensation Table

The following table discloses compensation for the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers of CIBC (collectively, the NEOs) for the fiscal years indicated. We have not included historic information for Mr. Glass as he was not an NEO previously, nor a member of the SET.

								Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)		Share-based Awards(1) ($)		Option-based Awards(2) ($)		Annual Incentive Plans (cash bonus)		Long-term Incentive Plans (BVUs)(3)		Pension Value(4) ($)		All Other Compensation(5)(6)(7) ($)		Total Compensation ($)
Gerry McCaughey	2011	1,500,000		1,920,000		960,000		3,404,000		2,226,000		591,000		—		10,601,000
President and Chief Executive Officer	2010	1,500,000		1,720,000		860,000		3,134,800		2,122,200		576,000		—		9,913,000
	2009	1,500,000		1,500,000		750,000		990,000		1,500,000		472,000		2,250		6,714,250
Kevin Glass Chief Financial Officer	2011	417,000	(8)	268,333		134,167		486,000		326,500		260,000		863		1,892,863

David Williamson(9) Group Head, Retail and Business Banking	2011	750,000		628,333		314,167		1,078,000		674,500		131,000		2,250		3,578,250
	2010	750,000		500,000		250,000		875,200		562,800		133,000		602,250	(10)	3,673,250
	2009	750,000		440,000		220,000		450,000		440,000		101,000		2,250		2,403,250
Richard Nesbitt Group Head, Wholesale, International, and Technology and Operations	2011	750,000		1,635,951	(11)	817,975	(11)	2,786,884	(11)	1,726,399	(11)	175,000	(11)	—		7,892,209
	2010	750,000		1,436,484	(11)	718,242	(11)	2,422,137	(11)	1,478,480	(11)	171,000	(11)	—		6,976,343
	2009	750,000		932,043	(11)	466,021	(11)	1,133,503	(11)	932,042	(11)	1,695,000	(11)	—		5,908,609

Mike Capatides(12) Chief Administrative Officer and General Counsel	2011	738,975		492,650		246,325		827,652		502,503		210,000		370,489	(13)	3,388,594
	2010	782,025		521,350		260,675		896,722		563,058		179,000		457,955	(13)	3,660,785
	2009	874,275		439,972	(14)	219,986	(14)	159,660	(14)	439,972	(14)	862,000	(14)	346,857	(13)	3,342,722

Notes:

(1)	Amounts shown represent the grant value of PSUs awarded under the PSU Plan for the specified fiscal years. The grant value of PSUs is based on the average closing price of one CIBC common share on the TSX for the 10 trading days before December 1 for the specified fiscal year.

PSUs vest at the end of three years. The number of units that vest is based on CIBC’s ROE performance relative to our peer group. PSU distributions will be made in cash at which time each unit will be valued based on the average closing price of one CIBC common share on the TSX over the 10 trading days before December 1, 2014, December 1, 2013 or December 1, 2012, as the case may be, depending on the year of the grant. For fiscal 2009 PSU grants, dividend equivalents are paid quarterly on the minimum number of PSUs that will vest (75% of the number granted). At the end of the vesting period the amount of dividend equivalent payments will be adjusted, if necessary, to reflect the actual number of PSUs that vest. For fiscal 2010 and fiscal 2011 PSU grants, dividend equivalents are paid quarterly on 100% of the number of PSUs granted and no adjustments will be made on the actual number of PSUs that vest. See note (7) below.

(2)	The option values shown are the grant date fair values and are determined using the Black-Scholes methodology as calculated by an external consulting firm. The Committee and Board consider this methodology appropriate in valuing option grants, and it is a typical market approach to valuing options. This method may not be identical to the methods used by other companies and is also sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies.

For annual grants made in December 2011, the key Black-Scholes assumptions used were a risk-free rate of 2.12%, a dividend yield of 5.03%, share price volatility of 0.264% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to the NEOs in December 2011 is approximately $10.22 per option. This is different than the methodology used for accounting fair value for financial statements purposes, which resulted in a value of approximately $8.00 per option granted or a total of $751,248 for Mr. McCaughey (for a difference of $208,471), $104,992 for Mr. Glass (for a difference of $29,135), $245,856 for Mr. Williamson (for a difference of $68,225), $640,104 for Mr. Nesbitt (for a difference of $177,629) and $191,200 for Mr. Capatides (for a difference of $53,058) for the options granted for fiscal 2011.

For annual grants made in December 2010, the key Black-Scholes assumptions used were a risk-free rate of 3.19%, a dividend yield of 4.43%, share price volatility of 0.331% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to the NEOs in December 2010 is approximately $18.27 per option. This is different than the methodology used for accounting fair value for financial statements purposes, which resulted in a value of approximately $13.15 per option granted or a total of $619,102 for Mr. McCaughey (for a difference of $241,050), $179,971 for Mr. Williamson (for a difference of $70,072), $517,058 for Mr. Nesbitt (for a difference of $201,318) and $188,979 for Mr. Capatides (for a difference of $73,580) for the options granted for fiscal 2010.

For annual grants made in December 2009, the key Black-Scholes assumptions used were a risk-free rate of 3.32%, a dividend yield of 4.92%, share price volatility of 0.399% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to the NEOs in December 2009 is approximately $18.61 per option. This is different than the methodology used for accounting fair value for financial statements purposes, which resulted in a value of approximately $11.10 per option granted or a total of $447,297 for Mr. McCaughey (for a difference of $302,703), $131,213 for Mr. Williamson (for a difference of $88,787), $277,933 for Mr. Nesbitt (for a difference of $188,088) and $132,812 for Mr. Capatides (for a difference of $89,857) for the options granted for fiscal 2009.

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(3)	Amounts shown represent the grant value of the BVUs awarded under the BVU Plan for the specified fiscal years. BVUs are valued based on the book value of CIBC determined in accordance with GAAP divided by the number of outstanding CIBC common shares as of the applicable grant date and, when paid out after vesting, as of the applicable vesting date, in accordance with and subject to the terms of the BVU Plan. BVUs vest at the end of three years. The number of BVUs awarded to an NEO is adjusted quarterly for dividends paid during the fiscal year and also to reflect any common share issuances or repurchases.

(4)	Amounts shown represent the compensatory change in defined benefit pension obligations, as shown in the pension table on page 55 for fiscal 2011.

(5)	The value of perquisites for each NEO is not greater than the lesser of $50,000 and 10% of his salary and, as provided under Canadian securities laws, is therefore not included in “All Other Compensation”.

(6)	Amounts shown include any CIBC contributions for the NEOs to the Employee Share Purchase Plan (ESPP). Under the ESPP, employees can contribute up to 10% of annual base earnings, and CIBC contributes an amount equal to 50% of the employee’s contribution up to 3% of annual base earnings (subject to an annual individual limit of $2,250). For Mr. Capatides, the amounts shown include CIBC contributions to a US 401(k) savings plan of $9,656 in fiscal 2011, $7,664 in fiscal 2010 and $11,424 in fiscal 2009.

(7)	Disclosure of dividend equivalent amounts earned from DSUs, RSAs, PSUs, BVUs, Retirement Special Incentive Program (RSIPs) and Retirement Deferred Share Units (RDSUs) that were granted in prior years is not required as the dividend equivalents were factored into the grant date fair value of the awards. For information, the dividend equivalent amounts for fiscal 2011, 2010 and 2009 are as follows: $1,902,586, $1,616,901 and $1,348,730 for Mr. McCaughey, $204,180, $113,383 and $49,192 for Mr. Williamson, $427,209, $278,921 and $187,599 for Mr. Nesbitt and $190,121, $151,188 and $130,489 for Mr. Capatides. The fiscal 2011 amount for Mr. Glass is $42,143. Mr. McCaughey’s dividend equivalent amount for fiscal 2009 includes a catch-up of dividend equivalent payments, which resulted from the deferred determination of fiscal 2007 compensation that was paid in January 2009.

Effective with awards for fiscal 2009, annual grants of RSAs are no longer made to the SET members and therefore no awards are shown in the Summary Compensation Table. For additional information, see the descriptions contained in the 2009 Management Proxy Circular.

The RDSU and RSIP plans are no longer active and no grants were made under either of these plans for the years covered in the Summary Compensation Table. For additional information, see the descriptions contained in the 1999 and 2000 Management Proxy Circulars. CIBC has minimized our financial exposure resulting from these plans related to changes in CIBC share value through the following arrangements. CIBC hedges the RDSU plan through a total return swap arrangement with a third party financial institution. For the RSIP plan, funding for the grants was paid into a trust which purchased CIBC common shares in the open market and, at that time, CIBC’s compensation liability in respect of these grants was eliminated. There are currently two remaining participants who hold RSIPs. Mr. McCaughey is the only NEO who does so. For Mr. McCaughey the number and market value of RSIPs are included in the “Incentive plan awards” table on page 49. The settlement and payout of RSIPs are subject to a mandatory deferral, until retirement or other termination of employment. These amounts offset other forms of incentive compensation for each of the years in which allocations were made.

(8)	Mr. Glass’ fiscal 2011 salary represents five months at $300,000 and seven months at $500,000, reflecting his appointment as CFO on March 28, 2011.

(9)	Mr. Williamson held the role of CFO until March 27, 2011.

(10)	Includes a one-time $600,000 DSU grant awarded to Mr. Williamson in fiscal 2010, further to his offer of employment. This one-time award, which vests 20% over five years beginning June 28, 2011 and ending June 28, 2015, assisted in providing a competitive mid-career hire retirement arrangement. Once vested, DSUs are payable at termination of employment, retirement or death.

(11)	In fiscal 2009, Mr. Nesbitt was granted participation in the SERP effective from his 2008 date of hire with CIBC. The economic value of his annual SERP benefit accrual is offset each year against his annual cash bonus and deferred incentive compensation awards. The share-based, option-based, annual cash bonus and BVU amounts shown in the table for Mr. Nesbitt reflect a reduction of $207,791 for fiscal 2011 in respect of SERP benefits accrued for fiscal 2011, a reduction of $195,288 for fiscal 2010 in respect of SERP benefits accrued for fiscal 2010 and a reduction of $253,022 for fiscal 2009 in respect of SERP benefits accrued for fiscal 2009 and fiscal 2008.

In fiscal 2009, Mr. Nesbitt was also granted a SERP past service award recognizing his 10 years of past service with a CIBC-acquired organization as eligible SERP service, in lieu of a portion of the annual cash bonus and deferred incentive compensation awards. The share-based, option-based, annual cash bonus and BVU amounts shown in the table for Mr. Nesbitt for each of fiscal 2010 and fiscal 2009 reflect a reduction of $958,369 in respect of this SERP past service award. The value of the past service award is calculated for this purpose on an economic value basis, which reflects the different tax treatment associated with providing supplemental pension benefits versus registered pension plan benefits.

(12)	Mr. Capatides’ compensation, except for the Pension Value, is determined and paid to him in U.S. dollars. It has been converted to Canadian dollars at an average Bank of Canada rate of exchange for the fiscal years as follows: US$1.00 = C$0.9853 for 2011, US$1.00 = C$1.0427 for 2010 and US$1.00 = C$1.1657 for 2009. Pension Value is shown in Canadian dollars at a Bank of Canada rate of exchange for the fiscal years as follows: US$1.00 = C$0.9967 for 2011, US$1.00 = C$1.0202 for 2010, and US$1.00 = C$1.0819 for 2009, based on the October month-end spot rate.

(13)	Amounts for Mr. Capatides include tax equalization payments made on behalf of Mr. Capatides for Canadian income taxes paid in excess of U.S. income taxes, as a portion of Mr. Capatides’ duties were required to be performed in Canada. Amounts were $360,833 in fiscal 2011, $450,291 in fiscal 2010 and $335,433 in fiscal 2009.

(14)	In fiscal 2009, Mr. Capatides was granted a SERP past service award which vested October 31, 2009, in lieu of a portion of the annual cash bonus and deferred incentive compensation awards in that year. The share-based, option-based, annual cash bonus and BVU amounts shown in the table for Mr. Capatides for fiscal 2009 reflect a reduction of $692,956 in respect of this SERP past service award. The value of the past service award is calculated for this purpose on an economic value basis, which reflects the different tax treatment associated with providing supplemental pension benefits versus registered pension plan benefits.

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Incentive plan awards – outstanding option and share-based awards

The following table shows option-based, share-based and BVU awards previously awarded to the NEOs that remain outstanding at October 31, 2011. While disclosure is not required of stock option exercise gains and BVUs (as BVUs are not share-based compensation), this disclosure is included below for information.

		Option-based Awards(1)						Share-based and BVU Awards(2)
Name	Compensation Year	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price(3) ($)	Option Expiration Date	Value of Unexercised in-the-money Options ($)	Value of Options Exercised(4) ($)	Plan	Number of Shares, Units of Shares or BVUs that have not Vested (#)	Market or Payout Value of Share-based or BVU Awards that have not Vested at Threshold ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out Or Distributed ($)
Gerry McCaughey	1999	—		—	—	—	—	RDSU(5)	—	—	1,197,295
	2003	—		43.10	December 4, 2012	—	898,240	RSIP(5)	—	—	25,650,806
	2004	31,535		73.10	December 1, 2014	63,070
	2005	150,000	(6)	70.00	August 31, 2015	765,000	1,456,890
	2006	40,862		96.25	December 11, 2016	—	—
	2007	70,045		79.55	December 9, 2017	—	—
		53,741		49.75	December 7, 2018	1,362,334	1,516,863
	2008	46,264		49.75	December 7, 2018	1,172,792	1,240,404	RSA(7)	27,625	2,074,638	—
								PSU(7)	34,532	1,945,015	—
	2009	40,297		70.66	December 6, 2019	178,919	—	BVU	61,112	2,225,088	—
								PSU	22,007	1,239,544	—
	2010	47,080		78.50	December 5, 2020	—	—	BVU	71,351	2,597,890	—
								PSU	21,925	1,234,926	—
Kevin Glass	2009	8,060		70.66	December 6, 2019	35,786	—	RSA(8)	7,605	571,136	—
								RSA	1,467	110,172	—
	2010	5,749		78.50	December 5, 2020	—	—	PSU	3,123	175,903	—
David Williamson	2008	90,000	(9)	66.79	March 2, 2018	747,900	—	RSA	4,786	359,429	—
		20,562		49.75	December 7, 2018	521,247	—	PSU	5,983	336,992	—
	2009	11,821		70.66	December 6, 2019	52,485	—	BVU	17,926	652,686	—
								PSU	6,456	363,634	—
	2010	13,686		78.50	December 5, 2020	—	—	DSU(10)	6,951	522,020	130,449
								BVU	18,922	688,950	—
								PSU	6,373	358,959	—
Richard Nesbitt	2008	53,205	(11)	66.79	March 2, 2018	442,134	—	RSA	10,877	816,863	—
		45,193	(11)	66.79	March 2, 2018	375,554	—	PSU	13,597	765,851	—
		23,365		49.75	December 7, 2018	592,303	674,085
	2009	25,039		70.66	December 6, 2019	111,173	—	BVU	37,972	1,382,561	—
								PSU	13,675	770,244	—
	2010	39,320		78.50	December 5, 2020	—	—	BVU	49,708	1,809,868	—
								PSU	18,311	1,031,367	—
Mike Capatides	2004	15,164		73.10	December 1, 2014	30,328	—
	2005	12,645		75.80	December 5, 2015	—	—
	2006	13,391		96.25	December 11, 2016	—	—
	2007	24,297		79.55	December 9, 2017	—	—
	2008	24,592		49.75	December 7, 2018	623,407	—	RSA	5,724	429,872	—
								PSU	7,156	403,062	—
	2009	11,965		70.66	December 6, 2019	53,125	—	BVU	18,144	660,623	—
								PSU	6,535	368,084	—
	2010	14,371		78.50	December 5, 2020	—	—	BVU	19,063	694,084	—
								PSU	6,692	376,927	—

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Notes:

(1)	Stock options are in respect of CIBC common shares. Stock options granted before the annual stock option grant in December 2010 generally vest over four years in equal installments on the anniversary of the grant date. Beginning with annual stock option grants in December 2010, options generally vest 50% on the third anniversary and 50% on the fourth anniversary of the grant date.

(2)	PSUs vest and pay out at the end of three years. The number of PSUs that vest is adjusted based on CIBC’s ROE performance relative to its peer group during the three-year performance period. The number of PSUs shown reflects 100% of the original grant; the market or payout value reflects vesting of 75% of the original grant which is the minimum percentage.

DSUs generally vest over five years, but are not payable until the termination of employment, retirement or death.

RSAs granted in 2008 vest and pay out one-third annually.

Beginning in fiscal 2009, RSAs were replaced with BVUs for the SET. While BVUs are not share-based compensation, and are not therefore required to be disclosed other than at grant and payout, they are disclosed for information in this table. BVUs vest and pay out at the end of three years, with the unit price based on the book value of CIBC common shares. Dividends, share repurchases and new common share issues affect the number of BVU units that ultimately vest.

(3)	The option exercise price is equivalent to the closing market value of CIBC common shares on the trading day immediately preceding the date of grant.

(4)	The value of options exercised is the proceeds received in fiscal 2011 from the exercise of options granted in previous years, before deductions for tax.

(5)	Includes, for Mr. McCaughey, RDSUs and RSIPs that have met time and performance-based vesting conditions but are not payable until the termination of employment or retirement. While disclosure is not required of the number of units which have vested and not paid out, disclosure is provided for information: as at October 31, 2011, there were 15,943 RDSUs and 341,555 RSIPs.

(6)	Mr. McCaughey received a special grant of 250,000 options upon his appointment as CEO, which time vest in equal installments over five years. The vesting of this award is also conditional on CIBC achieving a TSR that is equal to or greater than the average of the CIBC peer group for specified performance periods. This grant will only have realizable value if and when these performance conditions are met. The performance condition was met in each of the five years other than 2008. Vesting for the 2008 tranche may occur if the relative TSR performance condition is met before the end of the term of the options.

(7)	RSA and PSU grants made to Mr. McCaughey on November 5, 2009 for fiscal 2008.

(8)	This RSA award for Mr. Glass replaced lost compensation from his former employer.

(9)	Performance-conditioned options that were granted to Mr. Williamson under a special, one-time award that was made upon his appointment as CFO. The options have a 10-year term and vest in equal installments over four years. The award is also subject to performance-based vesting in that it is only exercisable if the weighted average trading price of CIBC common shares is $90.00 for a period of at least 20 consecutive trading days on the TSX within the period from the grant date to the end of the term of the options.

(10)	A one-time grant awarded to Mr. Williamson in accordance with his offer of employment. See note (10) to the Summary Compensation Table.

(11)	The option grants to Mr. Nesbitt replaced lost compensation from his former employer.

Incentive plan awards – value vested or earned during the financial year

The following table sets out information concerning the value of incentive plan awards vested or earned by each NEO during fiscal 2011.

Name	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year(2) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
			Annual Incentive Plan(3)
Gerry McCaughey	1,873,971	2,837,867	3,404,000
Kevin Glass	13,279	135,832	486,000
David Williamson	161,851	375,457	1,078,000
Richard Nesbitt	575,028	1,574,291	2,786,884
Mike Capatides	190,010	719,379	827,652(4)

Notes:

(1)	Represents the total value of stock options that vested during fiscal 2011. The value is equal to the difference between the exercise price of the options and the closing price of CIBC common shares on the TSX on the respective vesting date. The NEO may not have exercised the options on that date or subsequently, and the amount shown accordingly may not reflect an actual amount, if any, realized by the NEO.

(2)	Represents the total value of RSAs and PSUs that vested and paid out during fiscal 2011. The performance factor applied to the PSUs to determine the final number of units paid out to participants was 75%, based on CIBC’s relative ROE performance versus the relevant peer group for the period November 1, 2007 to October 31, 2010.

(3)	Represents the total value of annual cash bonus awards for fiscal 2011. These annual incentive awards are also disclosed in the Summary Compensation Table under the “Annual Incentive Plans” column. See also the related notes (11) and (14) to that table.

(4)	Mr. Capatides’ “Annual Incentive Plan” amount was determined and paid to him in U.S. dollars. It has been converted to Canadian dollars at an average Bank of Canada rate of exchange for fiscal 2011 of US$1.00 = C$0.9853.

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Equity ownership of named executive officers at October 31, 2011

The following table sets out the value of CIBC equity holdings for the NEOs.

Name	Minimum Equity Ownership Guideline (Multiple of Base Salary)	Equity Ownership Value(1) ($)	Actual Ownership (Multiple of Base Salary)(1)	Minimum Equity Ownership Guideline Met
Gerry McCaughey	6	34,815,385	23.2	✓
Kevin Glass(2)	3	918,187	1.8	On track
David Williamson	3	2,501,241	3.3	✓
Richard Nesbitt	3	5,292,898	7.1	✓
Mike Capatides	3	3,007,905	3.9	✓

Notes:

(1)	Value is based on the fiscal year-end share price of $75.10 at October 31, 2011 and includes direct ownership as well as shares held under the ESPP and share-equivalent units under certain deferred incentive compensation plans (PSUs, RSAs, DSUs, RSIPs and RDSUs).

(2)	Mr. Glass was appointed as CFO on March 28, 2011 and has three years from that date to meet his equity ownership guideline.

Securities authorized for issuance under equity compensation plans

The following table provides information at October 31, 2011 on common shares authorized for issuance under the Employee Stock Option Plan (ESOP) and the Non-Officer Director Stock Option Plan (DSOP), which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury. In January 2003, the Board amended the DSOP and determined that no further options would be granted to directors.

Plan Category	A Number of Securities to be Issued upon Exercise of Outstanding Options (#)	B Weighted-average Exercise Price of Outstanding Options ($)	C Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities in column A) (#)
Equity compensation plans approved by security holders	4,746,548	66.34	5,945,121
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	4,746,548	66.34	5,945,121

Employee Stock Option Plan – The Committee may designate any full-time employee of CIBC (or any of its subsidiaries) as individuals who are eligible to receive stock option awards under the ESOP. The term of an option is generally, and cannot exceed, 10 years from the date of its grant (subject to changes in employment status or extension due to the application of trading restrictions as described below). Vesting for grants made before December 2010 was generally 25% per year, commencing on the first anniversary of the grant. For grants beginning in December 2010, vesting is generally 50% after the third anniversary of the award and 50% after the fourth anniversary of the award. The exercise price of an option is set by the Committee but must not be less than the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant.

The number of CIBC common shares which may be issued from treasury under options granted to participants in the ESOP cannot exceed, in aggregate, 42,634,500 shares. The maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 1% of the number of common shares then outstanding.

Unless otherwise determined by CIBC, options are forfeited 30 days after resignation or termination of employment with cause. In the case of termination of employment without cause, options remain outstanding and exercisable for the length of the employee severance period. In the case of retirement, provided the participant is 55 years of age or older, options continue to vest and can be exercised subject to the original vesting and expiry dates. The term of options issued under the ESOP that are scheduled to expire during, or shortly after, a period in which the option holder is prohibited from exercising the option due to internal CIBC trading restrictions are automatically extended so that they expire 10 business days after any applicable trading restrictions end.

The ESOP provides that CIBC may attach as a term to options that up to 50% of the options granted can be exercised as Stock Appreciation Rights (SARs). There are currently no outstanding options with SARs connected to them. SARs can be exchanged for a cash amount equal to the difference between the option strike price and the weighted average price of the common shares on the TSX on the trading day immediately preceding the day the SARs are exercised.

The ESOP provides that, subject to applicable laws, CIBC may make loans to assist employees in exercising their options, provided these loans do not exceed the employee’s annual salary at the time of the loan and are on terms which are the same as loans made to employees to purchase shares of CIBC. CIBC has not made any such loans during the year ended October 31, 2011.

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ESOP award recipients are generally not permitted to assign or transfer their options. However, the ESOP does provide that, with CIBC’s prior approval, an option recipient may assign his or her rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipient and any of the foregoing are beneficiaries.

The Committee and Board may amend the ESOP from time to time. However, shareholder approval is required for the following amendments (unless the change results from application of the anti-dilution provisions of the ESOP):

•	increasing the number of common shares that can be issued under the ESOP;

•	reducing the strike (exercise) price of an outstanding option;

•	extending the expiry date of an outstanding option or amending the ESOP to permit the grant of an option with an expiry date of more than 10 years from the grant date;

•

changing the provisions relating to the transferability of options except if the transfer is to a family member, an entity controlled by the option holder or a family member, a charity or for estate planning or estate settlement purposes;

•	expanding the categories of individuals eligible to participate in the ESOP; and

•	amending the ESOP to provide for other types of compensation through equity issuance.

CIBC has established a stock option grant date policy that sets out a process for determining the date of grant for options, which is to be applied consistently to all options granted pursuant to the ESOP, and facilitates CIBC’s compliance with the requirements of the ESOP and the TSX for the grant of options. Under the terms of the policy, options granted under the ESOP have an exercise price equal to the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant of the options, unless the Committee specifies that a higher exercise price should apply.

The policy provides, in part, that where the Committee authorizes a grant of options at a time when CIBC’s internal trading restrictions are in effect or where the price of CIBC common shares otherwise does not reflect all material information known to management, the effective date of the grant is the date on which the trading restrictions have been removed or the third trading day after all material information regarding CIBC has been disclosed, respectively, unless a later date is specified by the Committee.

In accordance with the amendment provisions of the ESOP, the Committee and the Board approved, effective December 1, 2010, certain amendments to the ESOP. The amendments provided express authority to CIBC to determine, as a term of option grants, that options may be cancelled, or the amount of the benefit realized by a participant on exercise of an option and the sale of underlying shares may be required to be repaid to CIBC upon demand, in the event of misconduct or in other circumstances. The amendments also provide express authority to CIBC to take actions so as to enable CIBC to comply with the applicable requirements of federal, provincial or other tax law or authorities relating to the withholding of tax or other required deductions for options granted under the ESOP.

Non-Officer Director Stock Option Plan – In 2000, 2001 and 2002 fiscal years, non-officer members of the Board received stock option awards under the DSOP. In January 2003, the Board amended the DSOP and determined that no further options would be granted to directors. The Board may not amend the DSOP unless all approvals and requirements under applicable laws or stock exchange rules are obtained and satisfied.

Options outstanding and available for grant at December 31, 2011

The following table provides additional disclosure on options outstanding and available for grant under the ESOP and DSOP.

	Options Outstanding		Options Available for Grant			Total Options Outstanding and Available for Grant
Plan	#	% of Common Shares Outstanding	#		% of Common Shares Outstanding	#	% of Common Shares Outstanding
ESOP(1)	4,958,940	1.24%	5,182,856		1.29%	10,141,796	2.53%
DSOP(2)	6,000	0.00%	74,000	(3)	0.02%	80,000	0.02%
Total	4,964,940	1.24%	5,256,856		1.31%	10,221,796	2.55%

Notes:

(1)	At October 31, 2011, the total number of options outstanding was 4,746,548, the total number of options available for grant was 5,945,121 and the total number of common shares outstanding was 400,534,211 (including treasury shares).

(2)	As at February 23, 2012, there are no options outstanding.

(3)	Although this number of common shares remains reserved under the DSOP, as disclosed above, the DSOP has been amended such that no further options will be granted under it.

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Tables

The use of stock options has a direct impact on earnings per common share by increasing the actual number of common shares outstanding (as options are exercised) and the potential number of common shares outstanding (as options are granted). CIBC continues to take a conservative approach to the use of stock options as part of our total compensation package and has made option grants representing less than 0.3% of common shares outstanding (the “burn rate”) for each of the past six years, which is a lower burn rate than the standard recommended by governance groups. This conservative approach is reflected in the measures of stock option usage reported below.

	Fiscal Years
Measure(1)	2011	2010	2009
Dilution
• number of options granted but not exercised/ total number of common shares outstanding at the end of the fiscal year	1.19%	1.44%	1.83%
Overhang
• (number of options available to be granted + options granted but not exercised)/ total number of common shares outstanding at the end of the fiscal year	2.67%	3.04%	3.61%
Burn Rate
• total number of options granted in a fiscal year/ total number of common shares outstanding at the end of the fiscal year	0.10%	0.18%	0.28%

Note:

(1)	Both the ESOP and the DSOP programs (described beginning on page 51) are included in the above calculations, as applicable. All figures are calculated as a percentage of common shares outstanding (including outstanding treasury shares).

Deferred incentive compensation plans

The following describes the mid- and long-term incentive programs for the SET. In setting and amending these plans, management recommends the terms and conditions of any new plan or any material amendment to existing plans to the Committee, who in turn reviews and makes recommendations to the Board of Directors as to any new plan or material amendments. Annually, the Committee reviews: 1) an assessment by CIBC’s control functions of compliance with regulatory requirements and with CIBC’s risk management, governance, control and policy requirements; and 2) scenario and/or back-testing analyses. There were no material amendments to these plans in fiscal 2011.

Plan	Performance Period	Administration of the Plan	Vesting and Payout
Stock Options • Grants of stock options are typically based on a fixed dollar value • Effective for grants made for fiscal 2010 and thereafter, options are subject to claw backs for misconduct(1)	• 10 years

•      The number of options granted is based on:

–    the dollar value of the award; and

–    the Black-Scholes valuation of the option

•      The exercise price is equal to or higher than the closing price of CIBC common shares on the TSX on the trading day immediately before the grant date

•      Stock options granted before December 2010 generally vest in equal annual installments over a four-year period. Beginning with grants made in December 2010, stock options generally vest 50% after the third and 50% after the fourth anniversaries of the award

•      Once vested, stock options may be exercised over a 10-year period from the grant date

Performance Share Units(2)

•      Grants of PSUs are typically awarded as a fixed dollar amount

•      PSUs are subject to satisfaction of additional performance criteria at time of vesting based on CIBC’s ROE performance compared with CIBC’s peer group

•      Effective for grants made for fiscal 2009 and thereafter, unvested PSUs are subject to claw back in the event of misconduct(3)

•      Effective for grants made for 2010 and thereafter, the claw back provisions in the event of misconduct(3) were strengthened and a performance claw back was implemented to address unexpected losses(4)

• 3 years

•      The number of PSUs granted is based on:

–    the dollar value of the award; and

–    the average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date (e.g., December 1 for annual grants)

•      For PSU grants for fiscal 2009, dividend equivalents are paid in cash during the vesting period based on the minimum number of PSUs (i.e., 75%) that will vest. At the end of three years, the amount of dividends paid will be adjusted, if necessary, according to the actual number of PSUs that vest. Effective for PSU grants for fiscal 2010 and thereafter, dividend equivalents are paid during the vesting period in cash based on 100% of the PSUs and no adjustments are made based on the actual number of PSUs that vest

•      To minimize CIBC’s financial exposure for these plans related to increases in CIBC share value, CIBC hedges these obligations(5)

•      PSUs vest at the end of the three-year period

•      Payouts can vary from 75% to 125% of the number of PSUs granted depending on CIBC’s ROE performance relative to our peer group during the performance period. The performance period spans the three fiscal years that begin on the first day of the fiscal year in which the grants were made

•      Once vested, PSUs pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date

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Plan	Performance Period	Administration of the Plan	Vesting and Payout

Book Value Units(2)

•      Grants of BVUs are typically awarded as a fixed dollar amount

•      Effective for grants made for fiscal 2009 and thereafter, unvested BVUs are subject to claw back in the event of misconduct(3)

•      Effective for grants made for fiscal 2010 and thereafter, the claw back provisions in the event of misconduct(3) were strengthened and a performance claw back was implemented to address unexpected losses(4)

• 3 years

•      The number of BVUs granted is based on:

–    the dollar value of the award; and

–    the book value of CIBC determined in accordance with generally accepted accounting principles divided by the number of outstanding CIBC common shares as of the applicable grant date, in accordance with the BVU Plan

•      The number of BVUs awarded is adjusted each quarter for dividends paid and share issuances and repurchases during the quarter

•      BVUs vest at the end of the three-year period

•      The performance period spans the three fiscal years that begin on the first day of the fiscal year in which the grants were made

•      Once vested, BVUs pay out in cash, with each unit valued based on the book value of CIBC determined in accordance with generally accepted accounting principles divided by the number of outstanding CIBC common shares as of the applicable vesting date, in accordance with the BVU Plan

Deferred Share Units

•      Grants of DSUs are typically awarded as a fixed dollar amount

•      DSUs allow for longer deferrals than the typical three-year limit in Canada

•      Effective for grants made for fiscal 2010 and thereafter, grants are subject to claw back in the event of misconduct(3)

• 3 years

•      The number of DSUs granted is based on:

–    the dollar value of the award; and

–    the average closing price of CIBC common shares on the TSX for the 10 trading days preceding the grant date

•      Dividend equivalents are reinvested and paid out when the underlying DSUs are paid

•      To minimize CIBC’s financial exposure for these plans related to increases in CIBC share value, CIBC hedges these obligations(5)

•      The Board has discretion to set the vesting period and any vesting conditions, which may include performance-related vesting conditions

•      Once vested, DSUs pay out after the termination of employment, subject to Plan termination provisions and income tax requirements

•      The payout price is the average closing price of CIBC common shares on the TSX over the 10 trading days preceding the participant’s termination date

Notes:

(1)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any gains arising from stock options that vested and were exercised within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all outstanding stock options that vested within the previous 12 months will be cancelled.

Misconduct is defined as (i) serious misconduct, (ii) fraud, (iii) a material breach of the terms and conditions of employment, (iv) willful breach of the provisions of CIBC’s Code of Conduct of sufficient gravity to justify the application of this provision, (v) the failure or willful refusal to substantially perform the grantee’s material duties and responsibilities, (vi) the conviction of the grantee for any crime involving fraud, misrepresentation or breach of trust, or (vii) any other circumstances sufficient for a termination of employment for cause.

(2)	For fiscal 2009, only SET members received awards under the PSU plan. Only SET members receive awards under the BVU plan.

(3)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any incentive payment made within the 12 months preceding the date CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all unvested and any outstanding deferred incentive compensation (BVUs, PSUs or DSUs) that vested within the previous 12 months will be cancelled. Misconduct for this purpose is defined in note (1) above.

(4)	The performance claw back provisions provide that in the event of an unexpected loss for CIBC, the SBUs or key lines of business that is greater than, or equal to, the aggregate of the last three years of NIBT, CIBC has discretion to cancel up to 100% of that year’s vesting BVUs and PSUs, where CIBC determines a participant’s negligence or certain failures substantially contributed to the loss. The claw back can be applied to all or a group of individuals within the specific business unit where the significant unexpected loss occurred as well as in the associated infrastructure group.

(5)	For PSU and DSU grants, CIBC hedges the financial exposure to CIBC resulting from changes in CIBC share value through a total return swap arrangement with a third party financial institution.

Pension arrangements

Pension and Supplemental Executive Retirement Plan (SERP) benefits are considered an integral part of total compensation for executives, including the NEOs. All NEOs participate in the registered defined benefit CIBC Pension Plan on either a contributory or non-contributory basis or, in the case of Mr. Capatides, the CIBC World Markets Retirement Plan for U.S. Employees, on the same basis as other CIBC employees. In addition, the NEOs have been designated by the Committee to be eligible for SERP benefits. SERP benefits for Canadian participants are secured through a trust fund, in the event of plan wind-up. Each year, CIBC makes a contribution to or receives a refund from the SERP trust fund to maintain a level of funding equal to the estimated wind-up liabilities for accrued SERP benefits. Mr. Capatides is provided with the same level of SERP benefits as other NEOs (excluding the CEO) except that amounts are denominated in U.S. dollars.

Payment of SERP benefits is subject to compliance with certain non-solicitation and non-competition covenants.

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Under the terms of the SERP, the NEOs receive a pension benefit based on the following provisions:

Provision	Description
Pension formula	2% of final average earnings per year of pensionable service (maximum of 35 years of service), offset by other CIBC-provided retirement income benefits.
Limits on final average earnings	$2,300,000 for Mr. McCaughey, $910,485(1) for Mr. Capatides and $913,500 for the balance of the NEOs.
Final average earnings (subject to specified dollar limits as shown above)

The sum of:

•    the average of the best consecutive five years of salary in the last 10 years before retirement; and

•    the average of the best five years of annual cash bonus awards in the last 10 years before retirement.

Reduction for early retirement	Pensions are reduced by 4% for each year that retirement age precedes age 61 (with the exception that Mr. McCaughey, in accordance with and subject to certain conditions in his employment contract, became eligible for an unreduced pension upon attainment of age 55).
Government pension adjustment	Pensions are reduced from age 65 by the maximum Canada/Quebec Pension Plan benefit payable at that time (reduced from the Social Security Normal Retirement Age by the maximum primary insurance amount payable for Mr. Capatides).
Form of pension	Pension payments are made for the life of the executive. In the event of death of the executive, 50% of the pension is continued for the life of the executive’s spouse. Other optional forms of payment are made available on an actuarially equivalent basis.
Additional pension from employee contributions	Executives who had made contributions to the CIBC Pension Plan will receive an increment to their pension benefit equal to the value of their accumulated contributions and associated interest.

Note:

(1)	The limit on final average earnings for Mr. Capatides is US$913,500. It has been converted to Canadian dollars in the chart above based on the Bank of Canada’s October 2011 month-end spot rate of US$1.00 = C$0.9967.

Pension Table

The following table shows years of credited service, estimated annual pension payable and changes in the present value of defined benefit obligation for the NEOs from October 31, 2010 to October 31, 2011. The changes have been calculated using the same actuarial assumptions used for determining year-end pension plan liabilities in CIBC’s financial statements for fiscal 2011.

Defined Benefit Plans
Name	Number of Years of Credited Service(2)	Annual Benefits Payable Vested and Unvested(1) ($)		Opening Present Value of Defined Benefit Obligation(5)(6) ($)	Compensatory Change(6)(7) ($)	Non- Compensatory Change(6)(8) ($)	Closing Present Value of Defined Benefit Obligation(5)(6) ($)
		At October 31, 2011(3)	At Age 65(4)
Gerry McCaughey	30.7	1,414,000	1,610,000	17,600,000	591,000	569,000	18,760,000
Kevin Glass	2.5	46,000	250,000	124,000	260,000	2,000	386,000
David Williamson	3.8	69,000	315,000	366,000	131,000	(5,000)	492,000
Richard Nesbitt	13.7	250,000	414,000	2,290,000	175,000	85,000	2,550,000
Mike Capatides(9)	16.0	227,000	441,000	2,501,000	210,000	378,000	3,089,000

Notes:

(1)	Represents the estimated annual pension payable at age 65 for vested and unvested credited service accrued to the date shown, assuming that final average earnings will be at or above the applicable maximum SERP covered compensation limit. The SERP pension will be offset by the maximum Canada Pension Plan benefit amount starting at age 65, and for Mr. Capatides, the maximum primary insurance amount under U.S. Social Security starting at Social Security Normal Retirement Age.

(2)	Reflects credited years of service at October 31, 2011. Certain NEOs have been provided periods of their past service with CIBC and subsidiary companies as eligible credited service for SERP purposes in lieu of other compensation.

Mr. McCaughey was granted a SERP past service award of 10 years in fiscal 2004 in recognition of a portion of his past service with CIBC. At the time of Mr. McCaughey’s appointment as CEO, recognizing his remaining past service with CIBC and a CIBC-acquired organization, Mr. McCaughey was granted additional SERP past service credit, up to a maximum of 11.9 years, vesting at a rate of 1.7 years of SERP past service credit for each year of continued employment commencing on August 1, 2006. These past service credits are in addition to ongoing credited service in the SERP.

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Mr. Nesbitt was granted participation in the SERP in fiscal 2009 retroactive to his 2008 date of hire with CIBC. The value of his annual SERP benefit accrual is offset each year against his annual cash bonus and deferred incentive compensation awards. In fiscal 2009, Mr. Nesbitt was also granted a SERP past service award recognizing his 10 years of past service with a CIBC-acquired organization, in lieu of a portion of the annual cash bonus and deferred incentive compensation awards.

These awards, vested and unvested, are included in the years of credited service set out above.

(3)	All amounts are vested with the exception of the amount for Mr. McCaughey. The vested amount for Mr. McCaughey is $1,356,000.

(4)	NEOs are eligible to retire with an unreduced pension at age 61, other than Mr. McCaughey who is eligible for an unreduced pension at age 55, subject to certain conditions. The annual pension estimated to be payable at the later of unreduced retirement age or October 31, 2011 for each NEO is as follows:

Name	Unreduced Retirement Age	Estimated Annual Pension ($)
Gerry McCaughey	55	1,356,000
Kevin Glass	61	177,000
David Williamson	61	242,000
Richard Nesbitt	61	341,000
Mike Capatides(9)	61	371,000

(5)	Present value of defined benefit obligation is the present value of the projected pension earned for service up to October 31, 2011 or October 31, 2010, as indicated, including the additional years of service, both vested and unvested, granted to Mr. McCaughey.

(6)	These values are based on the same actuarial assumptions used for determining the year-end liability for CIBC’s Canadian registered pension plans which are disclosed in CIBC’s financial statements. The assumptions include:

•	an annual discount rate of 5.5% (4.75% for Mr. Capatides) in measuring the accrued pension liability at October 31, 2011 as well as the compensatory change at October 31, 2011;

•	an annual discount rate of 5.5% in measuring the accrued pension liability at October 31, 2010;

•	a rate of increase for compensation of 3.5% (3.0% for Mr. Capatides) before taking into account the limits on final average earnings for SERP; and

•	assumed retirement rates reflecting CIBC Pension Plan experience.

No allowance has been made for future increases in the current compensation limits applied in determining final average pensionable earnings under the SERP. The method for valuation makes no allowance for different tax treatment of registered pension plans versus supplemental pension benefits.

(7)	Compensatory change includes service cost net of employee contributions plus, where applicable, the impact on present value of defined benefit obligations of plan changes, increases in the maximum covered compensation limits, promotions, past service awards and any differences between actual and estimated earnings.

(8)	Non-compensatory change includes amounts attributable to interest accruing on the opening present value of defined benefit obligation, experience gains and losses other than those associated with compensation levels, differences in U.S./Canada exchange rates during the year and changes in actuarial assumptions.

(9)	Mr. Capatides’ estimated annual pension is shown in Canadian dollars at an October month-end Bank of Canada spot rate of exchange for the fiscal years as follows: US$1.00 = C$0.9967 for 2011 and US$1.00 = C$1.0202 for 2010.

Mr. McCaughey’s employment contract

An employment contract was established with Mr. McCaughey, effective upon his appointment as President and Chief Executive Officer in August 2005 and was amended on November 5, 2009. The key terms of this contract, as amended, are summarized below.

Officer	G.T. McCaughey, President and Chief Executive Officer
Effective Date	August 1, 2005
Base Salary	$1,500,000
Incentive Compensation (Annual Cash Bonus and Mid- and Long-Term Incentives)

The amount of annual cash bonus compensation for any fiscal year, commencing with fiscal 2009, is to be determined by the Committee at the end of the fiscal year. The amount of the annual cash bonus is based on:

•     personal objectives and performance objectives for CIBC established for the fiscal year;

•     financial performance of CIBC, including in comparison to the other four major Canadian banks for such year; and

•     other relevant factors, on a basis consistent with CIBC executive compensation policies and past practices.

Incentive compensation is allocated by CIBC in the form of annual cash bonus, and mid- and long-term incentive awards (such as PSUs, BVUs and options).

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Mr. McCaughey’s employment contract (continued)

Equity Ownership Guidelines	Six times Mr. McCaughey’s annual salary during the term of employment with CIBC. Equity ownership guidelines apply for an additional two-year period upon retirement. Upon retirement, he is required to hold for the applicable period a minimum $6,000,000 in CIBC common shares or equivalents. For this purpose, common share equivalents that vest or that are paid out during this period are deemed to be held for the required period.
Pension

Mr. McCaughey participates in the SERP as described beginning on page 54.

At the time of Mr. McCaughey’s appointment as CEO, recognizing his remaining past service with CIBC and a CIBC-acquired organization, Mr. McCaughey was granted additional SERP past service credit, up to a maximum of 11.9 years, vesting at a rate of 1.7 years of SERP past service credit for each year of continued employment commencing on August 1, 2006. These past service credits are in addition to ongoing credited service in the SERP.

The maximum covered compensation limit in the SERP is to be reviewed annually. Mr. McCaughey’s SERP compensation limit is $2,300,000.

Termination of Employment without Cause

Payment in lieu of notice equal to two times Mr. McCaughey’s:

•     annual base salary; and

•     three-year average annual cash bonus award.

Mr. McCaughey may, in the alternative, receive entitlements as may be available under common law.

Options will be eligible to vest over a two-year period from the date of termination and all vested options will be exercisable for their terms. Unvested PSUs and BVUs continue to be subject to time and, in the case of PSUs, performance-based vesting requirements. In addition, certain of Mr. McCaughey’s options are subject to misconduct claw backs and certain of his and PSUs and BVUs are subject to misconduct and performance claw backs.

If Mr. McCaughey is terminated without cause, he is entitled to an unreduced pension under the SERP from the date of termination. The SERP entitlements are subject to Mr. McCaughey’s compliance with certain non-solicitation and non-competition conditions.

Retirement

On retirement from CIBC, Mr. McCaughey is entitled to an unreduced pension under the SERP. In these circumstances, his options, PSUs and BVUs continue to be subject to time and, where applicable, performance-based vesting requirements. The outstanding options, PSUs and BVUs will not vest if there is a material adverse subsequent event(1) relating to a prior period during which he served as President and Chief Executive Officer.

The following conditions must also be met:

•     Mr. McCaughey provides a minimum of three months’ notice of retirement; and

•     Mr. McCaughey continues to comply with non-competition and non-solicitation conditions.

On retirement from CIBC after attaining the age of 61, Mr. McCaughey’s PSUs, BVUs and options continue to be subject to time and performance vesting requirements. The foregoing two conditions regarding notice and non-competition and non-solicitation conditions continue to apply.

Change of Control	If Mr. McCaughey’s employment with CIBC is terminated after a change of control, he is entitled to receive the benefits under the Change of Control Policy (see below). In addition, he is entitled to an unreduced pension under the SERP from the date of termination.
Special Option Grant	Upon his appointment as President and Chief Executive Officer, Mr. McCaughey received a special one-time grant of options to acquire 250,000 common shares of CIBC, which time vest in equal installments over five years and are subject to performance-based vesting conditions related to CIBC TSR compared with the TSR of CIBC’s peer group.

Note:

(1)	For this purpose, a material adverse subsequent event is defined as a material negative restatement of annual financial statements for any prior period in which Mr. McCaughey served as President and Chief Executive Officer or a material loss relating to business activities in such a prior period resulting in a reduction of 10% or more in CIBC’s book value from that immediately prior to the material loss.

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Change of Control contracts

CIBC adopted a Change of Control Policy in 2001 that covers 12 designated senior executive positions, including all of the NEOs, in recognition of the importance to CIBC and our shareholders of neutralizing potential conflicts of interest and stabilizing key management roles in connection with potential or actual change of control activity. The underlying premise of the policy is that, under a change of control, no additional benefits would be conferred on an executive than would be otherwise provided under a standard severance arrangement, recognizing there are some distinct features to the Change of Control Policy related to the unique circumstances being addressed. The provisions of the policy are reviewed by the Committee on a regular basis for consistency with current best practice and to confirm that the list of officers to which the policy applies is appropriate. The key terms of the policy are the following:

Eligibility	Certain senior officers of CIBC, including each of the NEOs.
Coverage Period	24 months following the date of the change of control.
Trigger Events (i.e., “Double Trigger”)

Severance payouts and accelerated vesting of deferred incentive compensation and accrued pension occur only if both:

•     a change of control event occurs; and

•     the executive’s employment is terminated without cause or the executive resigns during the coverage period for reasons specified in the policy.

Severance Benefits	The greater of: • two times the sum of annual salary and annual cash bonus(1); and • the amount the executive may be entitled to under any employment contract or common law.
Vesting of Deferred Incentive Compensation and Pension	Upon the trigger events, all deferred incentive compensation awards and any unvested, accrued pension vest.
Pension Benefits	Pension is paid in accordance with the standard terms of the SERP, but with two years of service added to credited service (subject to an overall cap of 35 years of service).

Note:

(1)	In addition, a cash settlement of 10% of base salary is paid in lieu of continued participation in CIBC’s pension, health and welfare benefits plans that would otherwise be payable during the severance period.

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Post-employment benefits(1)

The following table summarizes the estimated incremental payments to each NEO in the event of termination without cause or change of control.

		Estimated Incremental Payments at October 31, 2011
Name	Compensation Component	Termination Without Cause ($)		Change of Control ($)
Gerry McCaughey	Cash:	8,019,200	(2)	8,433,333	(3)
	Deferred Compensation Vesting:	—		15,819,502	(4)
	Benefits:	50,000	(5)	300,000	(6)

	Total Incremental Payment:	8,069,200		24,552,835
	Annual Pension(7):	151,000		151,000
Kevin Glass	Cash:	1,100,000	(8)	2,200,000	(9)
	Deferred Compensation Vesting:	—		942,684	(4)
	Benefits:	—		100,000	(6)

	Total Incremental Payment:	1,100,000		3,242,684
	Annual Pension(7):	—		37,000
David Williamson	Cash:	3,102,133	(8)	3,300,000	(9)
	Deferred Compensation Vesting:	1,011,885	(10)	4,845,056	(4)
	Benefits:	—		150,000	(6)

	Total Incremental Payment:	4,114,018		8,295,056
	Annual Pension(7):	—		37,000
Richard Nesbitt	Cash:	6,606,000	(8)	6,606,000	(9)
	Deferred Compensation Vesting:	816,863	(10)	8,287,120	(4)
	Benefits:	—		150,000	(6)

	Total Incremental Payment:	7,422,863		15,043,120
	Annual Pension(7):	—		5,000
Mike Capatides	Cash:	—		2,990,100	(9)(11)
	Deferred Compensation Vesting:	429,872	(10)	3,701,642	(4)
	Benefits:	—		149,505	(6)

	Total Incremental Payment:	429,872		6,841,247
	Annual Pension(7):	—		36,000

Notes:

(1)	This table includes only contractually agreed upon severance amounts and does not include any greater potential common law entitlements arising in the event of termination of employment without cause. Upon resignation or termination with cause, no incremental amounts are payable.

(2)	See summary of Mr. McCaughey’s employment contract, “Termination of Employment without Cause”.

(3)	Mr. McCaughey is entitled to the greater of the amounts provided under the Change of Control Policy and his employment contract, if they both apply.

(4)	The values shown are for unvested units (PSUs, RSAs or DSUs, as applicable) and options based on the closing price of CIBC common shares of $75.10 on October 31, 2011. Unvested BVUs have been valued based on CIBC’s book value per share of $36.41 at October 31, 2011. The values shown are only payable if a change of control occurs and the executive’s employment is terminated.

(5)	In the event of termination without cause, Mr. McCaughey is entitled to reimbursement for costs related to legal and financial planning advice, not to exceed $50,000.

(6)	In lieu of continued participation in CIBC’s pension, health and welfare benefit plans, the NEO would receive a cash payment equal to 10% of the amount representing base salary in the Change of Control severance payment.

(7)	The pension amounts shown are the incremental annual lifetime pension amounts payable from age 65 (or at an earlier unreduced retirement age, depending on eligibility) to which an NEO would have been entitled had their employment terminated for the noted reason as of October 31, 2011. These amounts are in addition to the October 31, 2011 accrued and vested annual pension as described in note (3) on page 56.

The incremental payment on change of control includes the effect of two years of additional credited service for all NEOs.

Payment of SERP benefits is subject to compliance with certain non-solicitation and non-competition covenants.

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The present values at October 31, 2011 of the incremental annual pension amounts shown above, payable on termination without cause or change of control, are as follows:

Name	Termination Without Cause ($)	Change of Control ($)
Gerry McCaughey	2,059,000	2,059,000
Kevin Glass	—	286,000
David Williamson	—	254,000
Richard Nesbitt	—	68,000
Mike Capatides(11)	—	450,000

The present values have been determined using the same actuarial assumptions used for determining the October 31, 2011 year-end pension plan liabilities which are disclosed in CIBC’s financial statements, with the exception that the NEOs are assumed to commence their pension when first eligible at age 55 (or October 31, 2011 if later), subject to a reduction in pension for early commencement, as applicable.

(8)	In the event employment is terminated without cause, Mr. Glass, Mr. Williamson, and Mr. Nesbitt are each entitled to a payment in lieu of notice equal to: one times the sum of annual base salary and the three-year average annual bonus award for Mr. Glass; and two times the sum of annual base salary and the three-year average annual cash bonus award for Mr. Williamson and Mr. Nesbitt.

(9)	See summary of Change of Control contracts, “Severance Benefits” on page 58.

(10)	The value shown is based on the closing price of CIBC common shares of $75.10 on October 31, 2011 and represents RSAs and DSUs which vest upon termination without cause. Unvested PSUs and BVUs continue to be eligible to vest and pay out over the normal schedule. Options continue to be eligible to meet time and, where applicable, performance-based vesting conditions over the severance period and expire at the end of the severance period. As previously disclosed, RSIPs and RDSUs held by Mr. McCaughey have met performance and time-based vesting conditions and are payable upon termination of employment or retirement. See page 49 for outstanding values of RSAs, PSUs, BVUs, options and, for applicable NEOs, RSIPs, RDSUs and DSUs, at October 31, 2011.

(11)	The amount for Mr. Capatides has been converted to Canadian dollars based on the Bank of Canada’s October 2011 month-end spot rate of US$1.00 = C$0.9967.

Additional disclosure under the Financial Stability Board and Basel Committee on Banking Supervision

The following tables provide disclosure under Standard 15 of the FSB Principles for Sound Compensation Practices Implementation Standards and Pillar III of the Basel Committee.

For purposes of these tables, CIBC includes in the FSB term “senior executive officers” members of the SET and CIBC includes in the FSB term “employees whose actions have a material impact on the risk exposure of the firm” those employees who CIBC has determined have a “material role” based upon their responsibilities or compensation level. This includes Executive Vice-Presidents, Senior Vice-Presidents and Vice-Presidents whose incentive compensation is above a pre-determined threshold; the CIBC FirstCaribbean CEO and his direct reports; Wholesale Banking Management Committee, Managing Directors or desk heads; and any Wholesale Banking employee whose incentive compensation is equal to or greater than a pre-determined threshold. Amounts denominated in foreign currencies have been converted to Canadian dollars at exchange rates used in the annual compensation process. Other issuers which make disclosure of this type may include different officers and employees in these categories, so the amounts disclosed by CIBC may not be comparable to the amounts disclosed by other issuers.

Amounts and form of remuneration awarded

This table shows the amounts of remuneration awarded and the components of variable compensation for the 2011 and 2010 fiscal years. These awards may have been granted and received within the fiscal year or granted after the end of the fiscal year but for services within the fiscal year.

	Fiscal 2011		Fiscal 2010
	SET	Material Roles	SET	Material Roles
Fixed-base salary ($)	7,000,000	71,500,000	6,500,000	67,100,000
Variable compensation
– Cash ($)	11,900,000	148,600,000	11,800,000	126,000,000
– Equity ($)	17,500,000	107,800,000	17,900,000	111,400,000
– Share-linked ($)	10,000,000	107,800,000	10,500,000	111,400,000
– Other ($)	7,500,000	—	7,400,000	—
Total variable compensation ($)	29,400,000	256,400,000	29,700,000	237,400,000
Total remuneration ($)	36,400,000	327,900,000	36,200,000	304,500,000
Number of beneficiaries	9	326	8	316

CIBC PROXY CIRCULAR	60

Tables

Outstanding deferred compensation

This table includes all forms of deferred compensation that remain outstanding and which had not expired at October 31, 2011. Deferred compensation includes current plans: stock options, RSAs, PSUs, DSUs and BVUs; as well as closed plans: RSIP and RDSUs. Deferral periods are specified within the terms of the relevant plan and, in the case of closed plans and certain other limited circumstances, may extend until retirement of the individual employee.

	October 31, 2011		October 31, 2010
	SET ($)	Material Roles ($)	SET ($)	Material Roles ($)
Vested	56,400,000	6,500,000	71,700,000	9,100,000
Unvested	42,800,000	289,700,000	46,800,000	281,900,000
Total	99,200,000	296,200,000	118,500,000	291,000,000

Deferred compensation awarded and paid out

This table shows the amounts of deferred compensation awarded for the 2011 and 2010 fiscal years, as well as the amounts paid out in fiscal 2011 and fiscal 2010 under current plans, including stock option exercises.

	Fiscal 2011		Fiscal 2010
	SET ($)	Material Roles ($)	SET ($)	Material Roles ($)
Awarded for the fiscal year	17,500,000	110,500,000	17,900,000	111,400,000
Payouts in the fiscal year(1)	13,300,000	31,100,000	22,500,000	34,100,000

Note:

(1)	Included in fiscal 2011 are amounts paid in December 2010 relating to fiscal 2009 and previous years and included in fiscal 2010 are amounts paid in December 2009 relating to fiscal 2008 and previous years.

New sign-on payments

This table shows the cash and deferred incentive compensation awards granted in fiscal 2011 and fiscal 2010 for hiring purposes. Payouts in connection with such awards may have been made in whole or in part in fiscal 2011 or fiscal 2010 or, if the awards involved deferred compensation, will be paid in subsequent fiscal years.

	Fiscal 2011		Fiscal 2010
	SET	Material Roles	SET	Material Roles
Total sign-ons ($)	—	10,300,000	—	6,800,000
Number of beneficiaries	—	18	—	16

Guarantees

This table shows the guaranteed incentive compensation awards granted in fiscal 2011 and fiscal 2010. Payouts in connection with such awards may have been made in whole or in part in fiscal 2011 or fiscal 2010 or, if the awards involved deferred compensation, will be paid in subsequent fiscal years.

	Fiscal 2011		Fiscal 2010
	SET	Material Roles	SET	Material Roles
Total guarantees ($)	—	11,100,000	—	9,800,000
Number of beneficiaries	—	10	—	13

61	CIBC PROXY CIRCULAR

Tables

Implicit and explicit reductions

This table shows the value of outstanding deferred remuneration and retained remuneration awarded for fiscal 2010, as well as the value of the implicit reductions (such as changes in the value of CIBC common shares or share units) and explicit reductions (such as those arising from the application of misconduct or performance claw backs) as at October 31, 2011.

	October 31, 2011
	SET ($)	Material Roles ($)
Outstanding/Retained	30,500,000	230,400,000
Reductions	4,100,000	17,600,000
– Implicit	4,100,000	17,600,000
– Explicit	—	—

CIBC PROXY CIRCULAR	62

Non-GAAP Measures

Non-GAAP Measures

Net Interest Income (TEB)

We evaluate net interest income on an equivalent before-tax basis. To determine the amount on a taxable equivalent basis (TEB), we gross up tax-exempt income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Meanwhile the corresponding entry is made in the income tax expense. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio (TEB) and trading income (TEB). We believe these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.

Economic Capital

Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. It comprises the capital required to protect against unexpected losses, in periods of near catastrophic “worst case” loss scenarios, while remaining an independent going concern. Economic capital is therefore an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. Our economic capital methodology comprises a number of key risk types including credit, strategic, operational, investment and market. Economic capital is a non-GAAP measure and there is no comparable GAAP measure.

Cash Basis Measures

Cash basis measures are calculated by adjusting the amortization of other intangible assets to net income and non-interest expenses. Cash basis measures are calculated by adjusting the amortization of other intangible assets to net income and non-interest expenses. We use these measures as performance measures and not as liquidity measures. These performance measures provide greater consistency and comparability between our results and those of some of our Canadian peer banks who make similar adjustments in their public disclosure. In addition, these performance measures are used by some analysts to develop their earnings forecasts. Presenting these performance measures may assist them in their analysis.

Managed Loans

We securitize loans and sell resulting securities or loans to variable interest entities that, in turn, issue securities to investors. These loans and securities are removed from the consolidated balance sheet upon sale. Loans on a managed basis include securitization inventory as well as loans and securities sold. We use this measure to evaluate the credit performance and the overall financial performance of the underlying loans.

Tangible Common Equity

Tangible common equity (TCE) comprises the sum of common share capital, excluding short trading positions in our own shares, retained earnings, contributed surplus, non-controlling interests and accumulated other comprehensive income, less goodwill and intangible assets other than software. The TCE ratio is calculated by dividing TCE by risk-weighted assets (RWAs).

The following table provides a reconciliation of GAAP to non-GAAP measures used by CIBC.

millions

		2011 ($)	2010 ($)
Total revenue per financial statements		12,249	12,085
TEB adjustment		189	53
Total revenue (TEB)	A	12,438	12,138
Non-interest expenses per financial statements		7,350	7,027
Less: amortization of other intangible assets		42	39
Cash non-interest expenses	B	7,308	6,988
Loans and acceptances (after allowance for credit losses)		194,379	184,576
Add: loans securitized		56,317	53,669
Managed loans and acceptances	C	250,696	238,245
Specific provision for credit losses		925	1,201
Add: losses on securitized portfolio		270	135
Specific provision for credit losses on a managed basis	D	1,195	1,336
Cash efficiency ratio (TEB)	B/A	58.8%	57.6%
Loan loss ratio (on managed basis)	D/C	0.48%	0.56%

63	CIBC PROXY CIRCULAR

Non-GAAP Measures

Adjusted results

Adjusted results are non-GAAP financial measures that management believes are useful to assess core operating performance. The following table reflects the reconciliation between reported revenue and net income, and adjusted revenue and net income, for both fiscal 2011 and 2010.

millions

	Fiscal 2011		Fiscal 2010
CIBC	Revenue ($)	Net Income ($)	Revenue ($)	Net Income ($)
Reported (GAAP)	12,249	3,079	12,085	2,452
Structured credit run-off	101	122	133	161
Net gain on sale of merchant banking investment	(141)	(46)	—	—
Gain on sale of CIBC Mellon Trust issuer services business	(43)	(37)	—	—
Loan losses in leveraged finance run-off business	—	18	—	—
Foreign exchange gain on repatriation of capital and retained earnings	—	—	(411)	117
Provision for credit losses in the general allowance	—	(27)	—	(98)
Future tax asset write-down	—	—	—	25
Reversal of interest expenses related to the favourable conclusion of prior years’ tax audits	—	—	(30)	(17)
Mark-to-market on corporate loan hedging	—	—	17	12
Adjusted (non-GAAP)	12,166	3,109	11,794	2,652
TEB adjustment	189	—	53	—
Adjusted, TEB (non-GAAP)	12,355	3,109	11,847	2,652

	Fiscal 2011		Fiscal 2010
Retail and Business Banking	Revenue ($)	Net Income ($)	Revenue ($)	Net Income ($)
Reported (GAAP)	7,965	2,125	7,573	1,843
Future tax asset write-down	—	—	—	(6)
Adjusted (non-GAAP)	7,965	2,125	7,573	1,837

	Fiscal 2011		Fiscal 2010
Wholesale Banking	Revenue ($)	Net Income ($)	Revenue ($)	Net Income ($)
Reported (GAAP)	1,875	565	1,714	342
Structured credit run-off	101	122	133	161
Net gain on sale of merchant banking investment	(141)	(46)	—	—
Loan losses in leveraged finance run-off business	—	18	—	—
Reversal of interest expenses related to the favourable conclusion of prior years’ tax audits	—	—	(30)	(17)
Mark-to-market on corporate loan hedging	—	—	17	12
Adjusted (non-GAAP)	1,835	659	1,834	498
TEB adjustment	189	—	53	—
Adjusted, TEB (non-GAAP)	2,024	659	1,887	498

CIBC PROXY CIRCULAR	64

OTHER INFORMATION

Indebtedness of directors and executive officers

The following table shows outstanding indebtedness to CIBC or its subsidiaries incurred by directors, proposed nominees for election as directors and executive officers of CIBC and their associates. This amount excludes routine indebtedness(1) as defined by Canadian securities laws. Indebtedness amounts are denominated in the currency in which they were incurred.

Indebtedness of Directors(2) and Executive Officers under (1) Securities Purchase and (2) Other Programs
Name and Principal Position	Involvement of CIBC or Subsidiary	Largest Amount Outstanding During Fiscal Year Ended October 31, 2011 ($)	Amount Outstanding at January 31, 2012 ($)	Financially Assisted Securities Purchases During Fiscal Year Ended October 31, 2011 (#)	Security for Indebtedness(3) (#)	Amount Forgiven During Fiscal Year Ended October 31, 2011 ($)
Securities Purchase Programs(4)
R.A. Lalonde, former Senior Executive Vice-President(5)	CIBC as lender	546,836	481,537	—	12,400	—
Other Programs(6)
R.A. Lalonde, former Senior Executive Vice-President	CIBC as lender CIBC as lender	US 758,713 1,843,911	US 572,037 1,778,928	— —	— —	— —

Notes:

(1)	Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with his or her associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

(2)	Loans to directors of CIBC and to proposed nominees for election as directors, who are not employees of CIBC or a subsidiary, and their associates, comply with Section 402 of the U.S. Sarbanes-Oxley Act of 2002 and constitute routine indebtedness under Canadian securities law.

(3)	The number of CIBC common shares that were held by CIBC as security at January 31, 2012.

(4)	CIBC employees can obtain credit from CIBC to purchase CIBC common shares under CIBC’s employee loan program. All loans granted under the program have the same interest rate and are subject to the same terms. The credit criteria of the program and the compensation level of the borrower are considered when determining the amount of credit granted.

(5)	On December 31, 2010 Mr. Lalonde ceased to be an executive officer of CIBC.

(6)	Certain current and former employees of CIBC and its affiliates have loans to finance a portion of their participation in a fund which makes private equity investments on the same basis as CIBC and its affiliates. The fund’s term has been extended and Mr. Lalonde has accepted a replacement loan at a fixed rate of 2.75% with principal payable at maturity in March 2017. Under the loan terms, all distributions from the fund will be applied against outstanding interest and principal.

The following table shows the aggregate indebtedness to CIBC or its subsidiaries incurred by current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount excludes routine indebtedness as defined by Canadian securities laws. Indebtedness amounts are denominated in the currency in which they were incurred.

Aggregate indebtedness
Purpose	To CIBC or its Subsidiaries at January 31, 2012 ($)	To Another Entity
Securities Purchase	481,537	—
Other(1)	US 169,159,700	—
	1,778,928	—

Note:

(1)	Other indebtedness is comprised of US$10,443,323 in current employee indebtedness and US$158,716,378 and C$1,778,928 in former employee indebtedness.

Directors and Officers Liability Insurance

Effective November 1, 2011, CIBC purchased at its expense a Directors and Officers Liability Insurance Policy that protects directors and officers against liability incurred by them while acting as directors and officers of CIBC and its subsidiaries. This policy has an insurance limit of $300 million per claim and in the aggregate for the twelve-month period ending November 1, 2012. There is no deductible. The annual premium for this policy is approximately $2.4 million.

65	CIBC PROXY CIRCULAR

Other Information

Indemnification

Under the Bank Act and CIBC’s By-Law, CIBC indemnifies any director or officer of CIBC, any former director or officer of CIBC, and any other person who acts or acted at CIBC’s request as a director or officer of or in a similar capacity for another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with CIBC or other entity; provided (1) the person acted honestly and in good faith with a view to the best interests of, as the case may be, CIBC or the other entity for which they acted at CIBC’s request as a director or officer or in a similar capacity; and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that their conduct was lawful.

During the fiscal year ended October 31, 2011, CIBC paid approximately $148,000 as an advance for legal fees and disbursements on behalf of Gerald T. McCaughey, President and Chief Executive Officer, Thomas D. Woods, Senior Executive Vice-President and Chief Risk Officer, Ken Kilgour, former Senior Executive Vice-President and Chief Risk Officer, and Brian G. Shaw, former Senior Executive Vice-President and Chief Executive Officer of CIBC World Markets Inc., in connection with the defence of the civil action entitled Howard Green and Anne Bell v. Canadian Imperial Bank of Commerce, et al, commenced in the Ontario Superior Court of Justice.

Availability of information

You may request a copy of the following documents, at no charge, from CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2:

•	CIBC’s Annual Information Form for the year ended October 31, 2011 along with copies of pages incorporated from CIBC’s 2011 Annual Report;

•

CIBC’s comparative annual financial statements for the year ended October 31, 2011 along with the accompanying auditors’ report and any subsequent interim financial statements CIBC has filed with securities regulators;

•	CIBC’s annual Management’s Discussion and Analysis (MD&A) for the year ended October 31, 2011 and any subsequent interim MD&A; and

•	this Management Proxy Circular.

These documents, as well as additional information relating to CIBC, are available at www.cibc.com and www.sedar.com. Financial information regarding CIBC is provided in its comparative financial statements and MD&A for fiscal 2011.

Minutes of meeting and voting results

After the meeting we will post the following documents to CIBC’s website at www.cibc.com:

•	report on voting results; and

•	minutes of the meeting.

Voting results will also be filed on SEDAR at www.sedar.com.

Contacting CIBC’s Board of Directors

You may contact the Board, a Board committee, the Chair of the Board or any director by mailing correspondence in care of CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2 or by email to corporate.secretary@cibc.com. The Corporate Secretary will open this correspondence to determine whether the contents represent a communication to a director. A communication will be forwarded promptly, as long as it is not an advertisement, product or service promotion or patently offensive material. If a communication is to more than one director, the Corporate Secretary will make sufficient copies to send to each director.

Directors’ approval

The Board has approved the contents and sending of this Circular to shareholders.

Michelle Caturay Vice-President, Corporate Secretary and Associate General Counsel

February 23, 2012

CIBC PROXY CIRCULAR	66

SCHEDULE A

SHAREHOLDER PROPOSALS

The following proposals have been submitted to CIBC for consideration at the Annual and Special Meeting of Shareholders and are presented in unedited form in accordance with the Bank Act (Canada).

Proposal Numbers 1 through 3 were submitted by the Mouvement d’éducation et de défense des actionnaires (the Shareholder Education and Advocacy Movement) (MÉDAC), 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3, telephone: 514 286-1155, email: admin@medac.qc.ca.

Proposal Numbers 4 and 5 were submitted by Ms. Yolande Dafoe, 564 Hinchey Road, Shannonville, Ontario K0K 3A0, telephone: 613 962-7571, email: ydafoe@hotmail.com.

Proposal Numbers 6 through 13 were submitted by Mr. Lowell Weir, supported by a family member, 4 Armoyan Court, Bedford, Nova Scotia B4A 3L5, telephone: 902 229-6600, email: lweir@accesswave.ca.

PROPOSAL NO. 1

Stock options and actual performance of executives

MÉDAC’s proposal and supporting statement is as follows:

Compensation of senior executives in the form of stock options is a formula that has contributed to a meteoric rise in their total compensation. These options entitle their holders to purchase shares at a preset price and can only be exercised after a waiting period. The amount of compensation thus obtained is equal to the difference between the set exercise price and the share price at the time the options are exercised. The purpose of such options is to align senior executives’ interests with those of the shareholders and to retain them.

This compensation formula assumes that increases on the stock market are based on the decisions made by senior executives. Studies have shown that companies’ stock performance is influenced by many factors beyond the control of senior executives, such as interest rates or inflation. An example is the study carried out by Professor Magnan, showing that between 1998 and 2008, 90% of the fluctuations in stock prices of the five major Canadian banks resulted from banking sector characteristics, such as low interest rates and a favourable economic environment. It is therefore far from appropriate to link the exercised stock options only to the stock price fluctuations.

For this part of variable compensation to actually achieve its goals and take into account elements on which senior executives may have an impact, we propose that these options be exercisable, after the waiting period, only based on measurable and quantifiable objectives being achieved, such as growth in income per share, return on shareholders’ equity or other extra-financial indicators deemed relevant by the compensation committee.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC is committed to a pay for performance philosophy, where compensation is used to attract and retain talented leaders and motivate them to create sustainable shareholder value without encouraging undue risk-taking.

While the Board and management continue to believe that stock options are a valuable and competitive compensation tool, CIBC has been reducing its use of options in recent years. As shown on page 53 of the Compensation Discussion and Analysis (CD&A), options granted in fiscal 2011 were only 0.10% of total common shares outstanding at the end of the fiscal year.

CIBC’s deferred incentive compensation for the CEO and Senior Executive Team (SET) consists primarily of Performance Share Units (PSUs) and Book Value Units (BVUs). Both of these awards are linked directly to measurable and quantifiable objectives other than CIBC’s future share price performance. The future payout value of PSUs is tied to CIBC’s return on equity performance relative to CIBC’s peer group over the three year vesting period and the future payout value of BVUs is based on the growth or decline of CIBC’s book value, adjusted for dividends and share repurchases, over the same period.

Therefore, the Board and management believe the existing structure of CIBC’s compensation program provides a strong link to CIBC performance, and considers a range of financial measures.

PROPOSAL NO. 2

Performance-based compensation

MÉDAC’s proposal and supporting statement is as follows:

In May 2011, the Globe and Mail published a study comparing the financial performance and compensation of a company’s highest executive with those of a group of its peers. In other words, this tool compares the level of compensation of the most senior executive of an organization and its financial performance relative to a group of comparable institutions. Shareholders can then form an idea as to whether the compensation of an organization’s most senior executive is appropriate, given the relative financial performance of that organization.

We propose that such a comparison be presented for the most senior executive and the company’s other four most highly compensated executives. The indicators used to calculate the organization’s performance should be elements that may be impacted by the executives’ decisions.

Variable compensation accounts for the largest part of senior executives’ total compensation. Shareholders must be able to assess whether such variable compensation is justified, given the company’s relative financial and non-financial performance.

1	CIBC SHAREHOLDER PROPOSALS

Shareholder Proposals

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC’s process for determining variable compensation for the SET begins with the establishment of Total Direct Compensation (TDC) targets at the beginning of each year. TDC targets are only revised with role changes or significant market changes, and are generally established at the lower end of the range for the relevant peer group based on a trailing three-year period, consistent with the lower volatility of CIBC’s SET compensation design.

At the end of each year, the performance of CIBC and its businesses are evaluated using a business scorecard that includes measures for financial performance, execution of risk appetite, customer satisfaction and employee engagement. In assessing performance, consideration is given to CIBC’s results relative to internal targets, the prior year and the prior three years, as well as performance relative to CIBC’s peer group as defined on page 37 of the CD&A.

The evaluation of CIBC’s fiscal 2011 performance is reported on pages 41 to 43 of the CD&A and includes commentary on CIBC’s performance relative to peers in each of the business scorecard categories.

The Board and management believe the approach to CIBC’s compensation decision-making process is thorough, provides a strong link to CIBC performance and considers a broad range of financial, risk, customer and employee measures.

PROPOSAL NO. 3

Independence of compensation advisors

MÉDAC’s proposal and supporting statement is as follows:

What significance do the fees received by compensation advisors for their work with the company carry? These advisors play a strategic role with members of the compensation committee guiding them in setting the compensation for senior executives. One may think that a compensation advisor whose fees come mostly from one or a few clients may be tempted to yield to the influences of his or her important clients to fulfill or justify the compensation expectations of the senior executives.

We propose that this information be disclosed so that shareholders may be assured that the work of the compensation advisor is objective and free from any conflicts of interest.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

As disclosed on page 31 of the CD&A, the Management Resources and Compensation Committee receives expert advice from an independent and internationally recognized advisor, Ira Kay. Mr. Kay reports directly to the Committee and neither he, nor his firm, Pay Governance LLC, work on any other CIBC mandate.

The Management Resources and Compensation Committee reviews the appointment of an independent advisor annually and, in doing so, examines a number of factors, including the assessment of services provided, the quality of advice and counsel and the firm’s independence from management. Mr. Kay’s clients include premier U.S. and global corporations in various industry groups, including financial services, telecommunications, retail, defence, technology, consulting, insurance, business services, consumer products, media, food and transportation. As disclosed on its website, Pay Governance LLC has worked with over 250 clients of various size and business structure, including 15% of Fortune 500 companies. Pay Governance’s fees from CIBC are a small percentage of the firm’s overall revenue.

The Board and management believe the existing arrangement with Pay Governance LLC as the Committee’s independent advisor provides full independence from management and avoids any conflict of interest.

PROPOSAL NO. 4

As with the Senior Executive Team, include Annual Incentive Plan (AIP)/Short-Term Incentive Plan (STP), in the calculation for pension benefits for all employees.

Ms. Dafoe has submitted the following statement in support of her proposal:

There is currently one Canadian bank that uses their equivalent of Annual Incentive Plan in their pension benefit calculation.

Non-executive employees are at a distinct disadvantage as salary levels are much lower than executive positions and pension income calculations differ between the two groups. CIBC describes ‘Total Compensation’ as being Base Salary, Cash Incentive Awards, Commission Earnings, Deferred Incentive Awards + Pension and Benefits along with + Annual Incentive Plan (AIP)/Short-Term Incentive Plan (STP) however when a employee retires the Benefits coverage drops and the employee is required to bear the heavier burden of cost on a reduced income. The pension income for non-executives is calculated based on average earnings without the Annual Incentive Plan/Short-Term Incentive Plan payouts, which significantly reduces the pension benefits available to non-executives, making the ‘Total Compensation’ philosophy one that does not continue into retirement.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC provides pension benefits to employees at all income levels to supplement their other sources of retirement income, including government pension programs and personal retirement savings.

CIBC is aligned with most Canadian pension plan sponsors in using base salary as the pensionable earnings base, as it provides for an equitable and steady accrual of pension benefits over time. Base salaries generally increase over time based on merit, whereas incentive awards can vary significantly from year to year. While some executives are eligible to participate in supplemental pension arrangements that CIBC has put in place to retain and attract senior

CIBC SHAREHOLDER PROPOSALS	2

Shareholder Proposals

leadership talent, CIBC has placed limits on pensionable earnings within these plans.

The Board and management will continue to benchmark the competitiveness of these programs with industry peers and emerging practices in Canada.

PROPOSAL NO. 5

Change the early retirement rules to allow for a years plus age factor of 90 years (1080 months), to allow long-time employees an unreduced pension when retiring early OR allow an employee to retire after 35 years with an unreduced pension.

Ms. Dafoe has submitted the following statement in support of her proposal:

Several Canadian companies (including Scotia Bank) use an age plus years formula to allow employees to retire earlier with an unreduced pension, some with a factor of 85 years. Currently, a CIBC employee’s normal retirement age is 65, however early retirement can be taken from age 55-64 with a minimum of 2 years service, with early retirement pension being reduced by 1/3% per month. If an employee obtains management approval they can retire at age 61 without a reduction for early retirement, or can retire between 55 and 61 with early retirement pension reduced by 1/3% per month for each month below 61.

The present formula does not reward employees for long term service and those who may have 35 years service could retire at 55 with a 24% reduction in their pension even though 35 years is the maximum credited service allowed.

While it is agreed that the defined benefit pension is more beneficial than a defined contribution pension, new employees receive the same benefit as long term employees do. If there is a concern that there will be a mass exodus of employees should the proposal pass it should be noted that 5% of employees with 35 years or more service are still working.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

The CIBC Pension Plan is a Final Average Earnings defined benefit pension plan which, in contrast to defined contribution pension plans, already rewards long-service employees. New employees do not receive the same level of benefits as long-term employees since growth in final average earnings with each year of service applies for all pensionable service and has a larger impact for longer-service employees.

Historically, early retirement provisions that were provided as subsidies in defined benefit pension plans were used as a means to effect the orderly retirement of aging workforces. In recent years, the merits of introducing early retirement provisions for workforce planning and the resulting cost increase has led many plan sponsors to re-evaluate their effectiveness. In fact, recent changes to pension legislation in Canada have lifted the requirement for plan sponsors to force mandatory retirement at age 65, recognizing that many Canadians are working beyond the traditional retirement ages.

The Board and management will continue to benchmark the competitiveness of these programs with industry peers and emerging practices in Canada.

PROPOSAL NO. 6

BE IT RESOLVED that Section 2.6 of By-Law 1 be amended to read as follows:

“A maximum amount of $4,500,000 from the funds of the Bank may be paid in each fiscal year to the directors of the Bank to remunerate them for their services as such, in such proportions as the directors may determine. This maximum amount may be modified on special resolution of the shareholders of the Bank in accordance with a detailed budget proposal presented to shareholders.”

Mr. Weir has submitted the following statement in support of his proposal:

Director remuneration at Canadian Banks has increased 75% over the last five years while in the same time period Total Shareholder Return (“TSR”) has only approximated less than 50%. Clearly shareholders need to implement proper controls over Director remuneration.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

For the five-year period ended October 31, 2011, aggregate director remuneration at CIBC increased 1%. CIBC’s Total Shareholder Return over that same period was 9.3%.

The Bank Act has a mechanism for approving director compensation. A director cannot be paid any remuneration until a by-law fixing the aggregate remuneration payable in a fixed period is approved by directors and confirmed by a special resolution of shareholders. A special resolution is a resolution passed by not less than two thirds of the votes cast by shareholders entitled to vote on the resolution.

CIBC’s By-Law fixes aggregate director remuneration at a maximum of $4 million in a fiscal year. This By-Law was approved by directors on January 8, 2004 and confirmed by a special resolution at CIBC’s annual meeting on February 26, 2004.

For the fiscal year ended October 31, 2011, aggregate director remuneration was $2,982,000. The Board does not believe it is necessary or desirable at this time to increase the maximum aggregate director remuneration from $4 million to $4.5 million. Every year, CIBC discloses its Director Compensation Program and details the remuneration paid to each director. See pages 23 to 26 for this disclosure.

PROPOSAL NO. 7

RESOLVED, that shareholders of CIBC amend the bylaws of the Bank to provide procedures for the reimbursement of the reasonable expenses, including but not limited to legal, advertising, solicitation, printing and mailing costs (collectively, “Expenses”), incurred by a shareholder or group of shareholders (in each case, a “Nominator”) in a contested election of directors, provided that:

a.	the election of fewer than 50% of the directors to be elected is contested;

3	CIBC SHAREHOLDER PROPOSALS

Shareholder Proposals

b.	the amount of the reimbursement shall not exceed the amount determined by the following formula: (i) if any candidate nominated by the Nominator is elected to the Board, 100% of the Nominator’s Expenses shall be reimbursed; (ii) if no such candidate is elected, the Reimbursable Percentage shall be determined by (A) dividing the highest number of votes received by an unelected candidate nominated by the Nominator by the lowest number of votes received by an elected candidate, and (B) multiplying the Reimbursable Percentage by the Expenses; provided, however, that if the Reimbursable Percentage is less than 20%, no Expenses shall be reimbursed.

c.	the bylaw shall not apply if shareholders are permitted to cumulate their votes for directors; and

d.	the bylaw shall apply only to contested elections commenced after the bylaw’s adoption.

Mr. Weir has submitted the following statement in support of his proposal:

The power of shareholders to elect directors is the most important mechanism for ensuring that corporations are managed in shareholders’ interests. Some corporate law scholars suggest that this power is supposed to act as a safety valve that justifies giving the board substantial discretion to manage the corporation’s business and affairs.

The safety valve is ineffective, however, unless there is a meaningful threat of director replacement. We do not believe such a threat currently exists at most public companies, including The Canadian Imperial Bank of Commerce. Harvard Law School Professor Lucian Bebchuk has estimated that there were only about 80 contested elections at U.S. public companies from 1996 through 2002 that did not seek to change control of the corporation.

The unavailability of reimbursement for director election campaign expenses for so-called “short slates” – slates of director candidates that would not comprise a majority of the board, if elected – contributes to the scarcity of such contests. (Because the board approves payment of such expenses, as a practical matter they are reimbursed only when a majority of directors have been elected in a contest.) This proposal would provide reimbursement for reasonable expenses incurred in successful short slate efforts – but not contests aimed at ousting a majority or more of the board – with success defined as the election of at least one member of the short slate. The proposal would also provide proportional reimbursement for contests in which no short slate candidates were elected, but only if the most successful short slate candidate received at least 20% of the vote received by the elected director with the lowest number of “for” votes.

I strongly urge Shareholders to vote FOR this Proposal.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

The Board believes it has a thorough and effective review process for identifying and nominating candidates for election to the Board. This process is described in Schedule B, “Statement of Corporate Governance Practices – Director nomination process”.

Nonetheless, the Bank Act has a mechanism which enables a shareholder to nominate a director candidate for election to the Board, provided the shareholder has the support of shareholders representing 5% of the common shares of CIBC.

A candidate nominated in this manner would be included in CIBC’s management proxy circular. The costs of preparing, printing and distributing the management proxy circular are paid by CIBC. As a result, shareholders have the opportunity to nominate candidates for election as directors without incurring expenses.

The Board believes the Bank Act provides a reasonable system for shareholders to nominate a candidate for election to the Board and it is unnecessary to implement a mechanism to reimburse shareholders nominating directors for expenses shareholders choose to incur.

PROPOSAL NO. 8

RESOLVED, that shareholders of CIBC amend the bylaws to provide procedures for the reimbursement of reasonable expenses, including but not limited to legal, advertising, solicitation, printing and mailing costs (collectively, “Expenses”), incurred by a shareholder or group of shareholders (in each case, a “Nominator”) in submitting Shareholders proposal, provided that:

a.	the amount of the reimbursement shall not exceed the amount determined by the following formula: (i) if the Resolution submitted by the Nominator is approved by Shareholders, 100% of the Nominator’s Expenses shall be reimbursed; (ii) if the Resolution is not approved but receives in excess of 10% of the vote in favour, the Reimbursable Percentage shall be determined by (A) multiplying the percentage of votes in favour by a factor of two (2) and (B) multiplying the Reimbursable Percentage by the Expenses; provided, however, that if the Reimbursable Percentage is less than 20%, no Expenses shall be reimbursed.

Mr. Weir has submitted the following statement in support of his proposal:

The power of shareholders to submit “Shareholder Proposals” is the most important mechanism for ensuring that corporations are managed in shareholders’ interests.

The unavailability of reimbursement for Shareholder Proposal expenses contributes to the scarcity of such proposals. This proposal would provide reimbursement for reasonable expenses incurred in submitting proposals and contribute to increased shareholder involvement.

I strongly urge Shareholders to vote FOR this proposal.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

Under the Bank Act a shareholder may submit proposals for consideration at a shareholder meeting provided requirements have been met on the timing of the submission, share ownership, and content of the proposal. A proposal made in accordance with Bank Act requirements must be included in the management proxy circular. The costs of preparing, printing and distributing the management proxy circular are

CIBC SHAREHOLDER PROPOSALS	4

Shareholder Proposals

paid by CIBC. As a result, shareholders have the opportunity to submit proposals without incurring expenses.

The Board and management believe the Bank Act provides a reasonable system for shareholders to submit proposals and it is unnecessary to implement a mechanism to reimburse shareholders submitting proposals for expenses shareholders choose to incur.

PROPOSAL NO. 9

RESOLVED, that shareholders of CIBC amend the By-laws of the Bank to provide procedures for the requirement for Shareholder Approval of Equity Compensation Plans and material amendments thereto.

Mr. Weir has submitted the following statement in support of his proposal:

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto. Equity-compensation plans can help align shareholder and management interests, and equity-based awards are often very important components of employee compensation. To provide checks and balances on the potential dilution resulting from the process of earmarking shares to be used for equity-based awards, all equity-compensation plans, and any material revisions to the terms of such plans, must be subject to shareholder approval.

I strongly urge shareholders to vote FOR this proposal.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

The Toronto Stock Exchange rules require CIBC to obtain Board and shareholder approval to establish or make certain changes to a “security-based compensation arrangement” which includes CIBC’s Employee Stock Option Plan and any other plan involving the issuance of shares. This rule ensures that shareholders have the opportunity to vote on new plans or changes to existing plans that may involve dilutive share issuance.

In addition, the Management Resources and Compensation Committee reviews and, if appropriate, puts forward for Board approval, any new material compensation plan, or any material amendment to such a plan. This oversight includes security-based compensation arrangements. The Management Resources and Compensation Committee receives advice from an independent advisor in making judgments about the appropriateness of CIBC’s compensation plans.

The Board and management believe the Toronto Stock Exchange rules address the concern identified in this proposal and the regulatory regime is further enhanced by the oversight of the Management Resources and Compensation Committee.

PROPOSAL NO. 10

RESOLVED, that shareholders of The Canadian Imperial Bank of Commerce (“CIBC” or the “Bank”) amend the By-laws of the Bank to provide than an Auditor may be appointed annually for a maximum five year consecutive term and further the Auditors are Ineligible for Reappointment as Auditor for a period of five years from the date of completion of the previous term.

Mr. Weir has submitted the following statement in support of his proposal:

The primary role of the auditor is to provide shareholders with an independent opinion and assessment about the voracity and fairness of the Bank’s financial statements. This audit opinion is supported by a detailed review of governance and operational controls combined with transaction testing and review.

A ten-year review by the proponent of governance procedures and financial reporting at four of the six major Banks in Canada uncovered accounting and financial statement presentation irregularities, lax corporate governance standards, multiple lending irregularities as well as over seventy alleged violations of the Bank Act’s “conflict of interest” regulations.

The failure of bank auditors to address these issues in an independent, timely and responsible manner gives rise to shareholder concerns over the close relationship between the auditor and bank management and questions audit independence.

Shareholders must have full confidence and reliance in the bank’s auditors and accordingly a regular change in auditors is both desirable and prudent.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

The Board and management support the need for an independent external auditor overseen by an independent audit committee.

CIBC’s Audit Committee is comprised entirely of independent directors as determined under Canadian and U.S. securities laws. Annually, CIBC’s Audit Committee obtains a formal written statement from CIBC’s external auditor describing all relationships between the auditor and CIBC, including a written confirmation that the auditor is independent as required by the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario (ICAO) and by U.S. securities laws. In addition, under auditor independence requirements established by the ICAO, the lead partner at E&Y for CIBC’s audit must change at least once every five years.

The Board recognizes that the Public Company Accounting Oversight Board (PCAOB) is seeking public comment on ways to enhance auditor independence. While one possible approach is mandatory audit firm rotation, the PCAOB has sought comment on other approaches as well. The Board and management are monitoring the PCAOB’s review which is still in process.

5	CIBC SHAREHOLDER PROPOSALS

Shareholder Proposals

In the meantime, the Board believes that shareholders should not be prohibited from appointing an auditor for more than five consecutive years by term limits. Maintaining the same auditor can be beneficial to shareholders because it strengthens the audit firm’s understanding of CIBC’s business and enhances the quality of the audit. E&Y has served as CIBC’s external auditor since December 2002. At CIBC’s annual meeting held on April 28, 2011, 99.7% of votes cast by shareholders were in favour of re-appointing E&Y as CIBC’s auditors.

The Board and management will continue to monitor developments in the area of audit firm independence.

PROPOSAL NO. 11

RESOLVED, that the Canadian Imperial Bank of Commerce adopt the following definition of “Director Independence”:

(a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no relationship with the Bank (either directly or as a Partner, Shareholder, Director or Officer of an organization that has a relationship with the Bank).

(b)	In addition, a director is not independent if:

(i)	The director is, or has been within the last three years, an employee of the Bank, or an immediate family member is, or has been within the last three years, an executive officer of the Bank or subsidiary.

(ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the Bank, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(iii)	(A) The director is a current partner or employee of a firm that is the Bank’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed Bank’s audit within that time.

(iv)	The director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the Bank’s present executive officers at the same time serves or served on that company’s compensation committee.

(v)	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Bank for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.

Mr. Weir has submitted the following statement in support of his proposal:

Requiring a majority of independent directors will increase the quality of board oversight and lessen the possibility of damaging conflicts of interest. It is not possible to anticipate, or explicitly to provide for, all circumstances that might signal potential conflicts of interest, or that might bear on the materiality of a director’s relationship to the Bank. Accordingly, it is best that the Board when making “independence” determinations broadly consider all relevant facts and circumstances. In particular, when assessing the materiality of a director’s relationship with the Bank, the board should consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation.

I strongly urge shareholders to vote FOR this proposal.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

The Board believes that independence is an important part of fulfilling its duty to supervise the management of CIBC’s business and affairs. All of CIBC’s director nominees are independent except Gerry McCaughey because he is CIBC’s President and Chief Executive Officer. The Board achieves independence in accordance with regulatory requirements and best practices using several tools. An important means of determining independence is through the Board’s independence standards, which have tests to assess a director’s independence, as well as a description of immaterial relationships between CIBC and a director that would not affect a director’s independence.

In determining whether a director is independent, the Board applies standards derived from the Bank Act Affiliated Persons Regulations, the New York Stock Exchange (NYSE) corporate governance rules and the Canadian Securities Administrators director independence rules.

The definition of “independent” set out in this proposal replicates the definition of “independent” contained in the NYSE corporate governance rules with which CIBC complies, except that it would require a Board member to be deemed non-independent where a non-material relationship exists between the director and CIBC or a subsidiary.

The Board’s independence standards identify immaterial relationships that do not affect a director’s independence but the Board may decide otherwise for a specific director’s relationship depending on his or her circumstances. Examples of an immaterial relationship would include routine personal banking services and loans or other financial services in the ordinary course of business from CIBC as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards.

The Board believes it is not appropriate to amend CIBC’s independence standards to deem a director to be non-independent simply because an immaterial relationship exists between the director and CIBC where the relationship does not affect a director’s ability to exercise his or her independent judgment.

CIBC SHAREHOLDER PROPOSALS	6

Shareholder Proposals

PROPOSAL NO. 12

RESOLVED that the CIBC and subsidiaries disclose in the Management Information Circular and Annual Report the details of all loans, credits or loan guarantees provided to directors, officers and family members of directors and officers of the Bank and / or it’s subsidiaries including any loan or loan guarantees provided to partnership, limited partnership or a corporation which the Bank director or officer or family member has a significant interest or is a member of the Board of Directors or Management Group.

FURTHER BE IT RESOLVED that the Bank and subsidiaries shall also disclose all rental, service or other contracts by the Bank directly with an officer, director or family member of an officer or director and / or with a partnership, limited partnership, fund or corporation in which any Bank director, officer or family member has a significant interest or is a member of the Board of Directors or Management Group.

Mr. Weir has submitted the following statement in support of his proposal:

At present, the Bank only discloses loans to officers which fall into a couple of minor categories. Loans to directors and companies affiliated with directors are not being disclosed under the guise of “ordinary business”. The financial turmoil experienced in the financial sector over the last three years has clearly delineated that self-dealing by officers and directors of financial institutions should be completely transparent for all shareholders.

In fact, full disclosure is one of the prime tenants of the “Bank Act” when dealing with self-dealing by officers and directors.

I strongly urge Shareholders to vote FOR this proposal.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC complies with requirements of the Bank Act and the U.S. Sarbanes-Oxley Act of 2002 which place legal restrictions on a bank or its subsidiaries entering into transactions with related parties, including directors, certain officers of CIBC and their family members. These rules are designed to ensure that a bank does not enter into any inappropriate “self-dealing” transactions with related parties.

CIBC complies with all disclosure obligations for transactions between CIBC (or its subsidiaries) and directors and senior officers of CIBC and their affiliates. Under Canadian securities laws, CIBC is required to include in its management proxy circular details of any indebtedness of directors, director nominees, executive officers and their affiliates to CIBC or its subsidiaries unless the indebtedness is considered “routine indebtedness” as defined by Canadian securities laws. “Routine indebtedness” includes (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with his or her associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

In addition, under Canadian generally accepted accounting principles, CIBC is required to disclose in the notes to its financial statements information regarding any permitted transactions between CIBC and a related party. This disclosure is included in “Note 26 Related-party transactions” of CIBC’s 2011 consolidated annual financial statements.

The Board and management believe that both the restrictions on self-dealing transactions and the disclosure obligations outlined above provide appropriate levels of control and transparency.

PROPOSAL NO. 13

RESOLVED, that should shareholders in the non binding vote on executive compensation (“Say on Pay”), vote 60% or greater against the executive compensation policy as recommended by the Board of Directors, then in future years the executive compensation package (bonus, mid term and long term compensation) as recommended by the Board of Directors shall not be paid until such time as the compensation package is approved by a majority vote of disinterested shareholders.

Mr. Weir has submitted the following statement in support of his proposal:

Determining senior management compensation is a duty of the Board of Directors. It is a duty which a majority of shareholders feel has not been properly handled over the last number of years.

Beginning in 2010 shareholders, in a non binding vote, express views on compensation policies for top executives (specifically, the proportion of variable salary and its value under different scenarios be it share price trend, sales or earnings growth whichever applies).

This non-binding vote by shareholders (“Say on Pay”) was originally designed to provide the Board with a sense of what shareholders think of the Board of Directors current year compensation policy. Management compensation has already attracted much attention in several countries, especially in the United States where Congress has enacted measures to control the top executives compensation packages. In countries such as the Netherlands, Sweden and Norway, Boards of Directors must seek the approval of their executive compensation policy by shareholders. The weakness in the current policy (“Say on Pay”) is that it fails to set definite criteria on which Board action is to be taken.

Should the majority of shareholders disapprove of an annual compensation package as presented by the Board (which a 60% disapproval clearly indicates), then future compensation packages other than salary (bonus, mid-term or long term compensation) shall not be paid until the compensation

7	CIBC SHAREHOLDER PROPOSALS

Shareholder Proposals

package has been approved by a majority vote of disinterested shareholders.

I strongly urge shareholders to vote FOR this proposal.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

Commencing with the annual meeting of shareholders held on February 25, 2010, CIBC implemented a non-binding advisory vote relating to executive compensation, the Say on Pay vote. CIBC and other Canadian companies that implemented a Say on Pay vote, worked with shareholders and other stakeholders, including the Canadian Coalition for Good Governance, to develop a consistent form of resolution which CIBC has used since 2010.

The Board and management believe the resolution that has been developed is a reasonable approach that provides shareholders with the opportunity to give the Board their feedback on executive compensation without diminishing the responsibilities of the Board. The Board and, in particular, the Management Resources and Compensation Committee, considers the outcome of the vote as part of its ongoing review of executive compensation. At CIBC’s annual meetings held in 2010 and 2011, 92.9% and 97.3%, respectively, of votes cast by shareholders were in favour of the non-binding advisory vote relating to executive compensation.

CIBC SHAREHOLDER PROPOSALS	8

SCHEDULE B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This statement of corporate governance practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and its stakeholders. It was last reviewed and approved by the Board in February 2012.

Over the past year, the Board has focused on further strengthening CIBC’s governance systems and board effectiveness, while enhancing risk management oversight. We also spent more time on our stakeholder engagement framework, talent management and executive compensation. Our best-in-class corporate governance standards were recognized in 2011 by GMI, the leading independent provider of global corporate governance risk ratings and research, which placed CIBC in the top 1% of companies rated.

Contents

Governance structure	2

Board composition and size	2

Board responsibilities	2

Director independence	3

Director nomination process	4

Director tenure	5

Annual performance evaluation of the Board	6

The Chief Executive Officer	6

The Chair of the Board	6

Board committees	6

Board access to management and advisors	7

Director orientation and continuing development	7

Director compensation	8

Compensation	8

Senior Management succession	8

CIBC Code of Conduct and Code of Ethics for Directors	8

Corporate responsibility	9

Stakeholder engagement	9

CONTACTING CIBC’S BOARD OF DIRECTORS

You may contact the Board, a Board committee, the Chair of the Board or any director by mailing correspondence in care of CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2 or by email to corporate.secretary@cibc.com. The Corporate Secretary will open this correspondence to determine whether the contents represent a communication to a director. A communication will be forwarded promptly, as long as it is not an advertisement, product or service promotion or patently offensive material. If a communication is to more than one director, the Corporate Secretary will make sufficient copies to send to each director.

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	1

Statement of Corporate Governance Practices

1.	Governance structure

Quick facts

ð	Board reviews and approves key governance documents every year

•	Statement of Corporate Governance Practices

•	Board of Directors Independence Standards

•	Mandate of the Board of Directors

•	Mandate of the Chair of the Board

•	Mandates of the Board Committees

•	Mandate of a Committee Chair

•	Mandate of the President and Chief Executive Officer

•	CIBC Code of Conduct

•	Code of Ethics for Directors

ð	Find them at www.cibc.com

This diagram provides a snapshot of CIBC’s governance structure.

2.	Board composition and size

Quick facts

ð	CIBC’s optimal Board size for effective decision-making is 14 to 16 non-management directors

ð	CIBC’s Board put forward 15 nominees for election at the 2012 Annual Meeting. Fourteen of the nominees are non-management directors

The composition of the Board is governed primarily by the Bank Act (Canada), which has requirements on the qualifications, number, affiliation and Canadian residency of directors. Under CIBC’s By-Law, the Board may fix the number of directors between a range of seven and 35. Each year the Corporate Governance Committee reviews the optimal size of the Board for effective decision-making. The parameters established by the Corporate Governance Committee are based on legal requirements, best practices, skills required to complement the Board’s skill set and the number of directors needed to discharge the duties of the Board and its committees.

3.	Board responsibilities

Quick facts

ð	Board reviews and approves the Mandate of the Board of Directors every year

ð	Find the mandate at www.cibc.com and www.sedar.com

ð

The Board’s key responsibilities include: strategic planning, risk management, human resources management, corporate governance, financial information, communications, board committees and director development and evaluation

The Board is responsible for supervising the management of CIBC’s business and affairs. The Board provides direction to management, through the Chief Executive Officer (CEO), to pursue the best interests of CIBC. The Mandate of the Board of Directors is incorporated into this document by reference. The Board’s key responsibilities are outlined below.

Strategic planning – The Board oversees the development of CIBC’s strategic direction, process, plan and priorities, reviews and approves the annual strategic plan and considers management’s assessment of emerging trends, the competitive environment, risk issues and significant business practices and products.

Risk management – The Board (with assistance from the Risk Management Committee or the Audit Committee) approves CIBC’s risk appetite and reviews management reports on material risks associated with CIBC’s businesses and operations, the implementation by management of systems to manage these risks and material deficiencies in the operation of these systems.

Human resources management – The Board (with assistance from the Management Resources and Compensation Committee) reviews CIBC’s approach to human resources and talent management, the succession planning process for the CEO and key management positions, compensation decisions having regard to business performance and its risk-related aspects and the extent to which management fosters a culture of integrity.

Corporate governance – The Board (with assistance from the Corporate Governance Committee) reviews CIBC’s approach to corporate governance, director independence, and codes of conduct for employees and directors.

Financial information – The Board (with assistance from the Audit Committee) reviews CIBC’s internal controls relating to financial information, management reports on material deficiencies relating to those controls and the integrity of CIBC’s financial information and systems.

Communications – The Board (with assistance from the Corporate Governance Committee) reviews CIBC’s overall communications strategy, measures for receiving shareholder feedback, material changes to CIBC’s Disclosure Policy and the communication framework between the Board and its stakeholders.

2	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

Board committees – The Board establishes committees and their mandates and requires committee chairs to present a report to the Board on material matters considered by the committee at the next scheduled Board meeting.

Director development and evaluation – Each director participates in CIBC’s director development program. The Board (with assistance from the Corporate Governance Committee) evaluates the performance of the Board, its committees and the directors.

4.	Director independence

Quick facts

ð	All director nominees put forward for appointment at the 2012 annual meeting are independent except Gerry McCaughey because he is the President and CEO of CIBC

ð	Board reviews and approves director independence standards every year

ð	Find Board of Directors Independence Standards at www.cibc.com

The Board believes that independence is an important part of fulfilling its duty to supervise the management of CIBC’s business and affairs. The Board achieves independence in accordance with regulatory requirements and best practices using several tools. An important means of determining independence is through the Board’s independence standards, which have tests to assess a director’s independence, as well as a description of relationships between CIBC and a director that would not affect a director’s independence. The Board and its committees also foster independence by:

•	reviewing board interlocks;

•	retaining an independent advisor;

•	conducting regular in camera sessions of the Board and its committees without the CEO or any other member of management;

•	reviewing whether directors have a material interest in a transaction; and

•	appointing an independent non-executive Chair of the Board to oversee the operations and deliberations of the Board.

Independence standards

The Board’s independence standards require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Bank Act Affiliated Persons Regulations, the New York Stock Exchange corporate governance rules and the Canadian Securities Administrators’ director independence rules. The Board determines the independence of a director at least once a year when the Board approves director nominees for inclusion in CIBC’s Management Proxy Circular. The Board reviews director independence at other times if necessary or desirable. For example, if a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time.

All members of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee must be independent. A majority of the members of the Risk Management Committee must be independent. There are also additional independence standards which Audit Committee members are required to satisfy under the U.S. Sarbanes-Oxley Act of 2002. These standards are set out in the Audit Committee’s mandate.

The Board bases its determination of independence primarily on the results of questionnaires completed by each nominee.

Access to independent advisor

Quick facts

ð

The Management Resources and Compensation Committee has retained an advisor that reports directly to the Committee, acts only on instructions provided or approved by the Committee Chair and does not perform work on any other CIBC mandate

The Board, the Chair of the Board and each Board committee may retain advisors to assist in fulfilling their respective responsibilities and set the compensation for the advisors. The approval of management is not required.

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	3

Statement of Corporate Governance Practices

Immaterial relationships

The Board has identified immaterial relationships that do not affect a director’s independence but the Board may decide otherwise for a specific director relationship depending on his or her circumstances. These immaterial relationships include routine banking services where a director, his or her immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards. An immaterial relationship also includes the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) if the compensation and benefits received by the family member were established by CIBC in accordance with the compensation policies and practices applicable to CIBC employees in comparable positions.

Board interlocks

Quick facts

ð	The Corporate Governance Committee does not believe that interlocking board memberships of CIBC’s directors impact the ability of those directors to act in the best interests of CIBC

The Board does not limit the number of its directors who sit on the same board of another public company but reviews interlocking board memberships and believes disclosing them is important.

The following table sets out interlocking board memberships of CIBC’s directors.

Company	Director	Committee Membership
CAE Inc.	John P. Manley	Human Resources, Audit
	Katharine B. Stevenson	Audit

Service on other public company audit committees

Quick facts

ð

Ronald W. Tysoe, Chair of CIBC’s Audit Committee, is an audit committee member at four other public companies. After reviewing the scope of Mr. Tysoe’s audit committee activities, regulatory requirements, demands on his time, his extensive accounting and financial qualifications and related experience, the Board determined his ability to serve as a member and Chair of CIBC’s Audit Committee is not impaired

ð	Check director nominee biographies in the 2012 Management Proxy Circular for their participation on other public company committees

Under the Audit Committee mandate, a member may not serve on the audit committee of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on CIBC’s Audit Committee.

In camera sessions

During regularly scheduled meetings, the Board and each of its committees routinely hold in camera sessions. The CEO and other members of management are not present. The sessions are conducted by the Chair of the Board at Board meetings and the chair of each committee at committee meetings.

During fiscal 2011, 40 in camera sessions were held.

Interest in material transactions

Where a director or executive officer has an interest in a material transaction or agreement with CIBC, that is being considered by the Board or a Board committee, he or she discloses that interest, excuses himself or herself from the meeting while the Board or Board committee considers the transaction or agreement and does not vote on any resolution to approve that transaction or agreement.

Independent non-executive Chair of the Board

The Chair of the Board is a non-management director and meets the Board’s independence standards as well as the additional independence standards of the Audit Committee. These factors contribute to the Board’s independent decision-making.

5.	Director nomination process

The Corporate Governance Committee acts as the nominating committee. This means it recommends candidates for nomination to the Board, based on a matrix of competencies and skills it has established for the selection of Board and committee members. There are many considerations that factor into the Corporate Governance Committee’s nomination process.

4	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

Term of a director

Quick facts

ð	No mandatory retirement age. Maximum period of Board service is generally 15 years

Under the Bank Act and CIBC’s By-Law, a director’s term expires at the close of the next annual meeting of shareholders after the election or appointment of that director. Under CIBC’s Director Tenure Policy, the maximum period a director may serve on the Board is 15 years. However, the Corporate Governance Committee has authority to recommend a director for re-election after the expiry of the 15-year term if it is in the best interests of CIBC to do so. There is a transition schedule for directors who were elected at the 2004 Annual Meeting of Shareholders.

Director skill set and competency matrix tool

The Corporate Governance Committee uses a competency matrix to assess the skill set of director candidates, review Board composition as a whole and select committee members. The matrix outlines the desired complement of directors’ skills and characteristics based on broad categories such as enterprise leadership experience, functional capabilities, market knowledge, board experience and diversity. This matrix is reviewed annually by the Corporate Governance Committee and updated to reflect the Corporate Governance Committee’s assessment of the Board’s current and long-term needs, as well as CIBC’s strategic priorities. Part of this review entails a self-assessment by each director of his or her skills and qualifications in each of the categories in the matrix. This self-assessment helps the Corporate Governance Committee identify gaps and assists in any search for new candidates.

Nominating a new director for election

The Corporate Governance Committee is responsible for recommending director candidates for election. Before making a recommendation on a new director candidate, the Chair of the Board and the Chair of the Corporate Governance Committee meet with the candidate to discuss his or her background, skill set and ability to devote the time and commitment required to serve on CIBC’s Board. The Corporate Governance Committee assesses the candidate’s integrity and suitability by verifying his or her educational background, conducting a background check on the candidate and assessing any potential conflicts, independence concerns or disclosure issues the candidate might have.

Nominating an existing director for re-election

The Corporate Governance Committee is responsible for recommending director nominees to the Board. Before making a recommendation on an existing director, the Corporate Governance Committee reviews a number of factors identified in CIBC’s Director Tenure Policy, including the director’s:

•	Bank Act qualifications;

•	continuing integrity and suitability;

•	material change in employment or board directorships;

•	capability to contribute effectively to the Board and its oversight responsibilities;

•	compliance with CIBC’s Code of Ethics for Directors;

•	attendance at regularly scheduled Board and committee meetings; and

•	length of service on the Board.

Meeting attendance record

Regular Board and committee meetings are set approximately two years in advance. Special meetings are scheduled as required. A director is encouraged to attend all meetings of the Board and expected to attend at least 75% of the combined total of regularly scheduled Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so. This standard is not applied to attendance at special Board or committee meetings.

Evergreen director candidate list

CIBC maintains an “evergreen” list of potential director candidates. Candidate names are added to the list based on recommendations from other directors and external advisors.

External consultant

The Corporate Governance Committee has the authority to hire outside consultants to help identify suitable director candidates.

Former Chief Executive Officer

Under CIBC’s Director Tenure Policy, the Chief Executive Officer (CEO) would not normally be re-elected as a director after ceasing to act as the CEO. However, the Corporate Governance Committee may recommend that he or she be elected as a director in special circumstances.

6.	Director tenure

CIBC has a Director Tenure Policy to guide the Board and the Corporate Governance Committee on assessing the duration of a director’s tenure with the Board.

Maximum term – A director retires 15 years after joining the Board. See “Term of a director” above for more detail.

Resignation of a director – The Director Tenure Policy requires a director to provide notice of resignation to the Chair of the Board in certain circumstances. These circumstances include, but are not limited to: no longer satisfying director qualification requirements under applicable law; a material change in employment; accepting a directorship with another financial institution or company in which there could be a material conflict of interest between that institution or company and CIBC; causing CIBC to incur an irrecoverable loss; or becoming aware that personal circumstances may have an adverse impact on the reputation of CIBC. The Corporate Governance Committee makes a

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Statement of Corporate Governance Practices

recommendation to the Board on whether to accept a resignation. The director who tenders a resignation does not take part in the decision-making process.

Director voting – A director is required to tender his or her resignation if the director receives more withheld votes than for votes (“a majority withheld vote”) at any meeting where shareholders vote on the uncontested election of directors. An “uncontested election” means the number of director nominees for election is the same as the number of director positions on the Board. The Corporate Governance Committee would be expected to recommend that the Board accept the resignation, except in extenuating circumstances. The Board would make a decision within 90 days after the election and issue a press release either announcing the resignation or explaining why it had not been accepted. The director who tendered the resignation would not be part of the decision-making process. If each member of the Corporate Governance Committee received a majority withheld vote at the same shareholder meeting, then the directors who satisfy the Board’s independence standards and did not receive a majority withheld vote will appoint a committee amongst themselves to consider the resignations and recommend to the Board whether to accept them. If the only directors who did not receive a majority withheld vote at the same shareholder meeting constitute seven or fewer directors, all directors will participate in the determination on whether to accept the resignations. The Board may fill a vacancy in accordance with CIBC’s By-Law and the Bank Act.

7.	Annual performance evaluation of the Board

Quick facts

ð	Every year the Board does an evaluation of its performance

ð	Directors participate in an annual peer review process

The Mandate of the Board of Directors requires the Board to evaluate and review the performance of the Board, its committees and its directors each year. The Board delegates this function to the Corporate Governance Committee. The Corporate Governance Committee retains an external advisor to assist in conducting this assessment. Using an external advisor also preserves confidentiality and fosters objectivity in the assessment process. The assessment addresses performance of the Board, each Board committee, each committee chair, the Chair of the Board, the CEO and individual directors.

The assessment is based on confidential feedback obtained from 1) individual one-on-one interviews between each director and the Chair of the Board to discuss the director’s performance, development and peer feedback; 2) a survey completed by each director; and 3) a survey completed by senior executives on the performance of committees they support. The surveys ask questions about what was done well and what could be done better and cover Board and committee structure and composition, Board leadership, the Board’s relationship with the CEO, management succession planning, strategic planning, risk management, operational performance and Board processes and effectiveness. The chair of the Corporate Governance Committee provides director feedback to the Chair on the Chair of the Board’s performance. The assessment helps identify opportunities for continuing Board and director development and forms the basis of action plans for improving the Board’s operations. The Corporate Governance Committee monitors progress against these plans.

8.	The Chief Executive Officer

Quick facts

ð	Board reviews and approves the Mandate of the Chief Executive Officer every year

ð	Find the mandate at www.cibc.com

The CEO must be a member of the Board under the Bank Act. The primary objectives of the CEO are to lead the management of CIBC’s business and affairs and to lead the implementation of Board resolutions and policies. The Mandate of the Chief Executive Officer sets out the CEO’s key accountabilities and responsibilities, which include duties relating to CIBC’s values, strategic planning, governance, risk management, risk appetite, financial information, human resources management, operational direction, Board interaction, succession planning and effective communication with shareholders, clients, employees and regulators.

9.	The Chair of the Board

Quick facts

ð	Board reviews and approves the Mandate of the Chair of the Board every year

ð	Find the mandate at www.cibc.com

ð	The Chair of the Board is a non-management director and meets the Board’s independence standards

The primary functions of the Chair of the Board are to oversee the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Mandate of the Chair of the Board sets out the Chair’s key accountabilities and responsibilities, which include duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development, providing input on potential director candidates, providing feedback to the CEO and communicating with shareholders, regulators and other stakeholders.

10.	Board committees

Quick facts

ð	Board has four standing committees

ð	Check each committee’s fiscal 2011 achievements in the 2012 Management Proxy Circular

ð	Board reviews and approves the committee mandates and committee chair mandate every year

ð	Each committee reports on its work to the Board after the committee’s meeting

ð	Find the mandate of each committee and the Mandate of a Committee Chair at www.cibc.com

6	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the audit committee for certain federally regulated subsidiaries. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditors and key management members, such as the Chief Financial Officer (CFO), the Chief Auditor, the Chief Compliance Officer and the General Counsel. All committee members are independent.

The Management Resources and Compensation Committee is responsible for assisting the Board in providing strategic oversight of CIBC’s human capital, including organization effectiveness, succession planning, talent management and the alignment of Bank-wide compensation with CIBC’s strategy and risk appetite. The Management Resources and Compensation Committee reviews and approves CIBC’s compensation philosophy, policies and governance practices, in addition to fulfilling certain duties relating to CIBC’s pension funds and overseeing the preparation of the Compensation Discussion and Analysis in CIBC’s Management Proxy Circular. The Management Resources and Compensation Committee reviews and recommends for Board approval annual incentive compensation funding, performance objectives, performance evaluation, compensation, and succession planning for the CEO, and the appointment, compensation and succession plans for other key management positions. All committee members are independent.

The Corporate Governance Committee is responsible for assisting the Board in its corporate governance oversight responsibilities and acting as the conduct review committee of CIBC and certain federally regulated subsidiaries under applicable law. The Corporate Governance Committee oversees CIBC’s governance framework, activity and disclosure, the composition and performance of the Board and its committees, the succession planning process for the Chair of the Board, compliance with the CIBC Code of Conduct for employees and contractors and the Code of Ethics for Directors, and certain policies that impact reputation risk. All committee members are independent.

The Risk Management Committee is responsible for assisting the Board in defining CIBC’s risk appetite and ensuring alignment of strategic plans with risk appetite. The Risk Management Committee is also responsible for overseeing CIBC’s risk profile and performance against risk appetite, including overseeing the identification, measurement, monitoring and controlling of CIBC’s principal business risks. The Risk Management Committee has specific responsibilities on credit, market, investment, operational, reputation and legal, insurance, balance sheet and liquidity risks; credit and investment delegation; and the design and effectiveness of CIBC’s independent risk management organization. The Risk Management Committee also reviews risk-related aspects of compensation decisions. All committee members are independent.

The Board appoints a chair for each committee for a term of up to five years. A chair has responsibility for presiding over all meetings of that committee, coordinating compliance with the committee’s mandate, working with management to develop the committee’s annual work plan and providing the Board with reports of the committee’s key activities.

11.	Board access to management and advisors

To assist the Board, the Chair of the Board and the Board committees in satisfying their responsibilities and to foster their independence, the Board, the Chair of the Board and the Board committees have authority to retain and terminate independent advisors and to set and pay the compensation of those advisors without consulting or obtaining approval of any CIBC officer. The Board, the Chair of the Board and the Board committees also have unrestricted access to management and employees of CIBC, as well as the external auditors.

12.	Director orientation and continuing development

Quick facts

ð

During fiscal 2011, director development focused on accounting changes, strategic themes, risk management and compensation, talent management and leadership development, Basel III, economic overviews and Treasury operations

ð	Approximately 9% of agenda time was dedicated to director development during fiscal 2011

ð	See the 2012 Management Proxy Circular for details on each committee’s director development during fiscal 2011

CIBC’s Ongoing Director Development program fosters the continuous education of Board members. The program has two components: 1) New Director Orientation and 2) Ongoing Director Development. The Board’s target is to have approximately 10% of the combined time at regularly scheduled Board and committee meetings dedicated to educational presentations in addition to review or decision items.

New director orientation – The New Director Orientation program comprises written materials and scheduled orientation events. CIBC’s Directors’ Manual reviews the Board’s policies and procedures; CIBC’s By-Law and current organizational structure; CIBC’s current strategic, financial and capital plans; the most recent annual and quarterly financial reports; and key business issues. In addition, a new director has separate one-on-one meetings with the Chair of the Board, the CEO, members of management and representatives from CIBC’s Compliance Department and Corporate Secretary’s Division. The chair of a Board committee arranges an orientation session for any new director who joins the committee. To assist a new director in understanding the role of the Board and its committees and the commitment expected of a director, the Chair of the Board arranges for a current Board member to act as mentor to a new director.

Ongoing director development – The Ongoing Director Development program comprises a combination of external course offerings; written materials relevant to a director’s role; regular education presentations provided by internal and external experts; and one-on-one sessions between a director and an internal or external expert on specific subject matters. The Chair of the Board is responsible for coordinating

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Statement of Corporate Governance Practices

continuous education programs at the Board level. Each Board committee chair has the same responsibility for the continuous education of committee members.

13.	Director compensation

Quick facts

ð	Check compensation paid to each director during fiscal 2011 in the 2012 Management Proxy Circular

ð	A director is expected to acquire CIBC common shares and/or deferred share units having a value of not less than $450,000 within five years of becoming a director

The Corporate Governance Committee reviews director compensation annually to assess whether it aligns with CIBC’s strategic imperative to deliver consistent and sustainable earnings over the long term, fosters prudent decision-making, and is competitive with director compensation programs among Canadian financial institutions. The Corporate Governance Committee recommends changes in director compensation to the Board for approval when considered appropriate or necessary to: align with these objectives; recognize the workload, time commitment and responsibility of Board and committee members; and reflect current director compensation programs. The Corporate Governance Committee may retain an independent external consultant to provide data and advice to that committee on its director compensation policy and practices.

14.	Compensation

Quick facts

ð	Check the 2012 Management Proxy Circular for executive compensation details

ð	Balanced scorecard approach for evaluating business and individual performance, with a focus on enhancing CIBC’s value over time, and discouraging undue risk-taking

ð	CIBC’s compensation plans and governance practices align with the Financial Stability Board’s principles and standards, including:
•	Management Resources and Compensation Committee accountability for incentive compensation for all employees, not just senior officers;
•	the implications of risk-taking are evaluated throughout the compensation decision-making process;
•	higher proportion of deferred compensation for individuals with potential to create significant risk for CIBC; and
•	compensation claw back mechanism for misconduct and significant unexpected losses that are material

The Management Resources and Compensation Committee uses a balanced scorecard that considers financial performance, execution of CIBC’s risk appetite strategy, impact of control matters and other relevant metrics when determining incentive compensation. The Management Resources and Compensation Committee also reviews individual performance summaries when evaluating the appropriateness of individual compensation, including information on financial performance, compliance with CIBC’s risk appetite and control requirements, execution of strategy and key client/employee metrics. The Management Resources and Compensation Committee, with input from the Chief Risk Officer and the Risk Management Committee, reviews and recommends for Board approval, aggregate incentive compensation funding for CIBC and the allocations to its strategic business units and key lines of business. The Management Resources and Compensation Committee also recommends for Board approval the related individual Total Direct Compensation amounts for the CEO, direct reports to the CEO and certain other key officer positions and approves compensation for any individual whose Total Direct Compensation is above a certain materiality threshold.

15.	Senior Management succession

Quick facts

ð	Every year the Management Resources and Compensation Committee and Board review succession plans for all members of the Senior Executive Team, including for the Chief Executive Officer

The mandates of the Board and its committees outline responsibility for oversight of management succession plans for the CEO, CFO and other key management positions.

The Management Resources and Compensation Committee reviews the succession plans of the CEO, CFO and other key management positions. In addition, the Audit Committee reviews the succession plans of the CFO and the Chief Auditor, and the Risk Management Committee reviews the succession plan of the Chief Risk Officer.

The CEO reviews emergency and long-term succession candidates for key management positions with the Board and the Management Resources and Compensation Committee at least once a year.

16.	CIBC Code of Conduct and Code of Ethics for Directors

Quick facts

ð	Every year employees and directors certify they are familiar with the codes and adhere to them

ð	Board reviews and approves the CIBC Code of Conduct and Code of Ethics for Directors every year

ð	Find the CIBC Code of Conduct and Code of Ethics for Directors at www.cibc.com and www.sedar.com

CIBC is committed to the highest standards of ethical and professional conduct. The CIBC Code of Conduct applies to all employees, including both permanent and temporary employees working either full-time or part-time for CIBC or its wholly-owned subsidiaries. The Code represents the minimum standards regarding employee conduct and CIBC’s obligations. The Code addresses general conduct, conflicts of interest, information management, protection of CIBC’s assets and internal and regulatory investigations. A similar code applies to certain individuals who are not employees but who are contracted by CIBC to perform an equivalent role.

8	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

The Code of Ethics for Directors applies to all members of the Board, codifying a standard of conduct by which a director is expected to abide. The Code of Ethics for Directors addresses matters that are similar to those addressed in the CIBC Code of Conduct. When a new director joins the Board, he or she is required to review the Code of Ethics for Directors and acknowledge in writing that he or she has reviewed it and agrees to abide by its terms.

Any changes to the codes are considered by the Board for approval. A waiver of the CIBC Code of Conduct for certain executive officers or the Code of Ethics for Directors may be granted only by the Board or the Audit Committee and must be promptly disclosed to CIBC’s shareholders.

17.	Corporate responsibility

Quick facts

ð	Find the CIBC 2011 Corporate Responsibility Report and Public Accountability Statement at www.cibc.com

The Corporate Governance Committee and the Risk Management Committee have oversight accountabilities related to CIBC’s corporate responsibility and reputation. The Corporate Governance Committee reviews CIBC’s policies and procedures on CIBC’s reputation and efforts to conduct its business in an ethical and socially responsible manner. This review includes CIBC’s Code of Conduct for employees, Code of Ethics for directors, customer complaint processes, and the Board’s stakeholder communication framework. The Risk Management Committee reviews and approves CIBC’s policies and procedures on the effective identification and control of a variety of risks. This review includes CIBC’s environmental policy and reputation risk policy relating to transactions.

18.	Stakeholder engagement

Quick facts

ð	CIBC has practices in place that achieve substantially the same results as the Canadian Coalition for Good Governance’s “Model Shareholder Engagement and “Say on Pay” Policy for Boards of Directors”

The Board believes it is important to understand the broad range of stakeholder perspectives. Feedback from stakeholders provides valuable input to the Board for enhancing CIBC’s governance practices. The Board engages with CIBC’s stakeholders through a variety of mechanisms, some of which are described below.

Disclosing Material Information to the Market – The Board has approved a disclosure policy which reflects the commitment of the directors and management to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. The Corporate Governance Committee reviews management’s administration of the policy and reviews changes for Board approval.

Communication Strategy – The Board reviews CIBC’s overall communication strategy each year to assess progress in furthering CIBC’s relationship with employees, customers, investors, the community and government. The Board has also developed a framework for Board communication with stakeholders. Under that framework, the Chair of the Board and senior officers meet regularly with shareholders, shareholder advocacy groups and other investment community stakeholders on a variety of governance topics, including the Board’s oversight of strategic planning, risk management and executive compensation.

Confidential Ethics Hotline – The Audit Committee monitors CIBC’s whistleblowing program, which allows employees to raise concerns about accounting, internal controls or auditing matters at CIBC. While there are different ways to raise these concerns, CIBC’s Ethics Hotline allows employees to do so anonymously and confidentially. Employees may also report concerns about fraud, integrity, unethical behaviour or violations of CIBC’s Code of Conduct through the Ethics Hotline.

Say on Pay – Shareholders have the opportunity to vote for or against CIBC’s approach to executive compensation described in CIBC’s Management Proxy Circular. Although the vote is not binding on the Board, the Management Resources and Compensation Committee considers the outcome of this vote as part of its ongoing review of executive compensation.

Hearing from Shareholders – Shareholders may communicate with the Board, a Board committee, the Chair of the Board or a director in the manner set out on page 1 under “Contacting CIBC’s Board of Directors”. The Board appreciates these communications which often convey helpful feedback in further developing CIBC’s approach to governance.

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